INFORMATION CIRCULAR

for the

ANNUAL GENERAL AND SPECIAL MEETING

OF

ALIO GOLD INC.

to be held on

MAY 18, 2018

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares you may contact Alio Gold Inc.’s proxy solicitation agent:
Laurel Hill Advisory Group
North American Toll-Free: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Dear Alio Shareholders:

The Arrangement

On March 19, 2018, Alio Gold Inc. and Rye Patch Gold Corp. announced that they had entered into an arrangement agreement pursuant to which, and subject to the terms and conditions of which, Alio Gold will acquire all of the issued and outstanding common shares of Rye Patch pursuant to an arrangement of Rye Patch under the Business Corporations Act (British Columbia). Assuming the arrangement becomes effective, each holder of Rye Patch common shares will be entitled to receive, in exchange for each Rye Patch share held: (i) 0.48 of an Alio common share; and (ii) C$0.001 in cash. Furthermore, each option to purchase a Rye Patch common share held by Rye Patch shareholders will be exchanged for a replacement option to purchase 0.48 of an Alio common share.

The Meeting

Alio has called this annual and special meeting of shareholders of Alio to consider, in addition to its annual business, a resolution to approve (i) the issuance of the Alio common shares forming part of the consideration to be paid to Rye Patch shareholders pursuant to the arrangement, (ii) the issuance of the replacement options in exchange for each Rye Patch option issued and outstanding and (iii) the allotment for issuance of the Alio common shares underlying the replacement options. The annual and special meeting of Alio shareholders is expected to be held concurrently with the meeting of Rye Patch shareholders, which has been called to consider the arrangement.

You are invited to attend the annual and special meeting of Alio shareholders which will be held at the offices of Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver, British Columbia, V7X 1L3 at 10:00 a.m. (Vancouver time). At the meeting, you will be asked to approve the matters described above and the annual business described in the accompanying management information circular of Alio. In addition, the transaction requires the approval of the Rye Patch shareholders, the approval of the Supreme Court of British Columbia and certain regulatory approvals. If the requisite regulatory approvals and the approval of the Alio shareholders, the Rye Patch shareholders and the Supreme Court of British Columbia are obtained, and all other conditions to the transaction have been satisfied, it is anticipated that the transaction will be completed in late May of 2018.

Board Recommendations & Voting Information

Your vote on this matter is important. The Alio resolution requires the approval of the majority of votes cast at the meeting. The board of directors of Alio after consultation with its financial and legal advisors and based upon, among other things, the receipt of a fairness opinion from RBC Capital Markets, unanimously determined that the Arrangement is in the best interests of Alio. The board of directors of Alio has unanimously recommended that Alio shareholders vote in favour of the Alio resolution.

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On behalf of the board of directors of Alio, I am asking you to review the accompanying management information circular, consider the merits of the arrangement and vote in support of it using the enclosed proxy form. Registered Alio shareholders are requested to complete and return the enclosed form of proxy to ensure that your shares will be represented at the meeting, whether or not you are personally able to attend.

Please complete the enclosed form of proxy and submit it to our transfer agent and registrar, Computershare Investor Services Inc., as soon as possible but not later than 10:00 a.m. (Vancouver time) on May 16, 2018, or 48 hours prior to the time of any adjournment or postponement of the meeting.

Beneficial shareholders who hold shares through a bank, broker or other financial intermediary should carefully follow the instructions found on their voting instruction form.

If you have any questions or require assistance, please contact Laurel Hill Advisory Group, our proxy solicitation agent, by telephone at 1-877-452-7184 toll-free (416-304-0211 collect) or by e-mail at assistance@laurelhill.com, or your professional advisor. We will also be pleased to respond to your comments or queries, which can be addressed to myself via chair@aliogold.com or CEO Greg McCunn via info@aliogold.com

Thank you for your ongoing support in this significant step towards recognizing our vision of creating a mid-tier gold mining company that maximizes value for all of its stakeholders.

Sincerely,

“Bryan A. Coates”

 Bryan A. Coates
Chair of the Board of Directors
Alio Gold Inc.

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NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of shareholders of Alio Gold Inc. (the “Company” or “Alio”) will be held at the offices of Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver, British Columbia, V7X 1L3, at 10:00 am. (Vancouver time) on May 18, 2018 for the following purposes:

(a)

Approve the Rye Patch Acquistion. To consider and, if thought advisable, to pass, with or without variation, a resolution (the “Alio Resolution”), the full text of which is set forth in Schedule “E” to the accompanying management information circular of Alio dated April 18, 2018 (the “Circular”), approving the issuance, or reservation for issuance, as the case may be, by Alio of such number of common shares of Alio (the “Alio Shares”) as may be required to be issued pursuant to the plan of arrangement involving Rye Patch Gold Corp. (“Rye Patch”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “Arrangement”) in accordance with the terms of the arrangement agreement dated March 18, 2018 between Alio and Rye Patch;

(b)	Approve Annual Resolutions to:

(i)	to receive the audited financial statements of the Company for the financial year ended December 31, 2017 and the accompanying report of the auditor;

(ii)	to set the number of directors for the ensuing year at 7;

(iii)	to elect the directors of the Company to hold office for the ensuing year;

(iv)	to appoint Deloitte LLP, Chartered Professional Accountants, as the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration; and

(v)	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The details of all matters proposed to be put before shareholders at the Meeting are set forth in the Circular accompanying this Notice of Meeting. At the Meeting, shareholders will be asked to approve each of the foregoing items.

The board of directors of Alio (the “Alio Board”) UNANIMOUSLY recommends that shareholders of Alio vote IN FAVOUR of the Alio Resolution. It is a condition to the completion of the Arrangement that the Alio Resolution be approved at the Meeting.

The directors of the Company have fixed April 6, 2018 as the record date for the Meeting (the “Record Date”). Only shareholders of record at the close of business on the Record Date are entitled to vote at the Meeting or any adjournment thereof.

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Voting Instructions

If you are a registered shareholder whose Alio Shares are registered in your name, you can exercise your right to vote in person at the Meeting or be represented by proxy. It is important that your Alio Shares be represented at the Meeting. Whether or not you are able to attend the Meeting, we urge you to vote by completing and returning the accompanying form of proxy and depositing it with Computershare Investor Services Inc. using one of the methods indicated on the form of proxy. Proxies must be completed, dated, signed and returned to Computershare Investor Services Inc. by 10:00 a.m. (Vancouver time) on May 16, 2018, or if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the date to which the Meeting is adjourned or postponed. Telephone voting can be completed at 1-866-732-vote (1-866-732-8683), voting by fax can be sent to 1-866-249-7775 or 416-263-9542 and Internet voting can be completed at www.investorvote.com. Proxies submitted via mail should be sent to Computershare Investor Services Inc. at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.

Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The Chair of the Meeting may waive or extend the proxy cut-off without notice.

If you are a non-registered shareholder and your Alio Shares are held through a bank, broker or other financial intermediary, please carefully follow the instructions provided from your intermediary on how to vote your Alio Shares.

If you have any questions or need assistance with voting your Alio Shares please contact Laurel Hill Advisory Group, Alio’s proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America), or by email at: assistance@laurenhill.com.

DATED at Vancouver, British Columbia, April 18, 2018.

ALIO GOLD INC.

“Bryan A. Coates”
Chair

PLEASE VOTE YOUR SHARES BEFORE 10:00 A.M. (VANCOUVER TIME) ON MAY 16, 2018

Vote using the following methods prior to the Meeting.
	Internet	Telephone or Fax	Mail
Registered Shareholders	Vote online at	Telephone: 1-866-732-8683	Return the form of proxy in
Shares held in own name and	www.investorvote.com	Fax: 1-866-249-7775	the enclosed postage paid
represented by a physical			envelope.
certificate.

Non Registered	Vote online at	Call or fax to the number(s)	Return the voting
Shareholders	www.proxyvote.com	listed on your voting	instruction form in the
Shares held with a broker, bank		instruction form.	enclosed postage paid
or other intermediary.			envelope.

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Questions and Answers About the Arrangement and the Meeting

The information contained below is of a summary nature and, therefore, is not complete and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Circular, including the Schedules hereto, all of which are important and should be reviewed carefully.

Q&A on the Arrangement

Q: What are Alio Shareholders being asked to vote on?

A: Alio Shareholders are being asked to vote on a resolution to approve the issuance, or reservation for issuance, as the case may be, by Alio of the Alio Shares and the Replacement Options necessary to give effect to the Arrangement. See “The Arrangement – Alio Shareholder Approval”.

The Meeting is also an annual meeting and, therefore, Alio Shareholders will receive the annual financial statements of Alio and will be asked to vote on the election of directors and the appointment of Alio’s auditors for the ensuing year.

Q: What will Rye Patch Shareholders receive for their Rye Patch Shares under the Arrangement?

A: Under the Arrangement, each shareholder of Rye Patch (a “Rye Patch Shareholder”) will receive, subject to the terms of the Plan of Arrangement, 0.48 of an Alio Share and C$0.001 for each common share of Rye Patch (each, a “Rye Patch Share”) held. See “The Arrangement – Description of the Arrangement” and “The Arrangement – Exchange Procedure”.

Q: What will happen to my Alio Shares if the Arrangement is completed?

A: Alio Shareholders will continue to own their existing Alio Shares. The Alio Shares will continue to be listed on the TSX and on the NYSE American.

Q: What is the maximum number of Alio Shares issuable pursuant to the Arrangement?

A: The maximum number of Alio Shares issuable pursuant to the Arrangement is 51,341,549 which is equal to approximately 115% of the number of Alio Shares outstanding as of the date hereof. This number includes the Alio Shares issuable in exchange for Rye Patch Shares outstanding at the Effective Time, Alio Shares issuable on the exercise of the Replacement Options that are issuable on completion of the Arrangement, Alio Shares issuable on the exercise of Rye Patch Warrants, Alio Shares issuable on the exercise of the Rye Patch Agent Options and Alio Shares issuable on the conversion of the Rye Patch RSUs.

Following the completion of the Arrangement, former Alio Shareholders will own approximately 53% of Alio after giving effect to the Arrangement (the “Combined Company’) and former Rye Patch Shareholders will own approximately 47% of the Combined Company.

Q: Does the Alio Board support the Arrangement?

A: Yes. The board of directors of Alio (the “Alio Board”) has unanimously determined that the Arrangement is in the best interests of Alio and recommends that Alio Shareholders vote FOR the Alio Resolution.

In making its recommendation, the Alio Board considered a number of factors which are described in this Circular under the heading “The Arrangement – Reasons for the Recommendation of the Alio Board”, including the opinion from RBC Capital Markets that, as of March 16, 2018, the Consideration provided for in the Arrangement Agreement is fair, from a financial point of view, to Alio. See “The Arrangement – Background to the Arrangement”, “The Arrangement – Recommendation of the Alio Board” and “The Arrangement – Reasons for the Recommendation of the Alio Board”.

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Q: What approvals are required of Alio Shareholders at the Meeting?

A: To be effective, the matters to be voted on at the Meeting, including the Alio Resolution, must be approved, with or without variation, by the affirmative vote of a majority of the votes cast by Alio Shareholders (the “Alio Shareholder Approval”) present in person or represented by proxy and entitled to vote at the Meeting. See “The Arrangement – Alio Shareholder Approval”.

Q: What other approvals are required for the Arrangement?

A: The Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by Rye Patch Shareholders (the “Rye Patch Shareholder Approval”) present in person or represented by proxy and entitled to vote at the meeting of Rye Patch Shareholders called to consider the Arrangement (the “Rye Patch Meeting”).

In addition, the Arrangement must be approved by the Supreme Court of British Columbia (the “Court”). The Court will be asked to make an order approving the Arrangement and to determine that the Arrangement is fair to the Rye Patch Shareholders. Rye Patch will apply to the Court for this order if the Alio Shareholders approve the Alio Resolution at the Meeting and the Rye Patch Shareholders approve the Arrangement Resolution at the Rye Patch Meeting. The Arrangement and the transactions contemplated thereby are subject to regulatory approval, including the approval of (i) the TSX.V in respect of the entrance by Rye Patch into the Arrangement and (ii) the TSX and NYSE American in respect of the issuance of Alio Shares to Rye Patch Shareholders and the reservation for issuance of Alio Shares that may be issuable on the exercise of the Replacement Options, the Rye Patch Warrants, the Rye Patch Agent Options and the Rye Patch RSUs.

Q: When will the Arrangement become effective?

A: Subject to obtaining the Court approval and the satisfaction of all other conditions precedent contained in the Arrangement Agreement, if the Rye Patch Shareholders approve the Arrangement Resolution and the Alio Shareholders approve the Alio Resolution, it is anticipated that the Arrangement will be completed in late May of 2018.

Q: What will happen to Alio if the Arrangement is completed?

A: If the Arrangement is completed, Alio will acquire all of the outstanding Rye Patch Shares and Rye Patch will become a direct wholly-owned subsidiary of Alio. Pursuant to the Plan of Arrangement, Alio will sell all of the Rye Patch Shares acquired from the Rye Patch Shareholders to a wholly-owned subsidiary of Alio (“SubCo”) in exchange for all of 100,000 common shares of SubCo, after which SubCo and Rye Patch will amalgamate and continue as one company (“NewCo”). NewCo will be a wholly-owned subsidiary of Alio and will operate Rye Patch’s existing business as currently carried on. See “The Arrangement – Description of the Arrangement” and “The Arrangement – Amalgamation”.

Q: Are Alio Shareholders entitled to Dissent Rights?

A: No. Alio Shareholders are not entitled to Dissent Rights (as defined herein).

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Q: What will happen if the Arrangement is not completed for any reason?

A: If the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated. In certain circumstances, including if Rye Patch accepts a competing offer that the board of directors of Rye Patch (the “Rye Patch Board”) concludes is superior to the Arrangement, Rye Patch will be required to pay to Alio a termination fee of C$4.0 million in connection with such termination (the “Termination Fee”). In certain other circumstances, including if Alio accepts a competing offer that the Alio Board concludes is superior to the Arrangement, Alio will be required to pay to Rye Patch the Termination Fee. The circumstances under which the Termination Fee is payable are reciprocal. See “The Arrangement Agreement – Termination of the Arrangement Agreement”.

Q: Who can help answer my questions?

A: If you have any questions about this Circular or the matters described in this Circular, please contact Laurel Hill or your professional advisor. Alio Shareholders who would like additional copies, without charge, of this Circular or have additional questions about the procedures for voting Alio Shares should contact their broker or Laurel Hill by e-mail or at the telephone number below.

Toll-Free Number: 1-877-452-7184 (416-304-0211 collect)
By E-mail: assistance@laurelhill.com

Q&A on Proxy Voting

Q: Who is entitled to vote at the Meeting?

A: The record date for determining the Alio Shareholders entitled to receive notice of and to vote at the Meeting is April 6, 2018 (the “Record Date”). Only Alio Shareholders of record as of the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting. Each Alio Shareholder is entitled to one vote in respect of each Alio Share held.

Q: What do I need to do now in order to vote on the Alio Resolution?

A: You should carefully read and consider the information contained in this Circular. Registered Alio Shareholders should then vote by completing, dating and signing the enclosed Proxy or, alternatively, vote by telephone or over the internet, in each case in accordance with the enclosed instructions. To be used at the Meeting, the completed Proxy must be deposited at the office of Computershare, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (Fax: 1-866-249-7775 (toll free within North America) or (416) 263-9524 (outside North America)) by mail or fax or the proxy vote must otherwise be registered in accordance with the instructions thereon. To be effective, a Proxy must be received by Computershare not later than 10:00 a.m. (Vancouver time) on May 16, 2018, or in the case of any postponement or adjournment of the Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the postponed or adjourned Meeting. Late Proxies may be accepted or rejected by the Chair of the Meeting in his or her discretion, and the Chair of the Meeting is under no obligation to accept or reject any particular late Proxy.

If you hold your Alio Shares through an intermediary, please follow the instructions provided by such intermediary to ensure that your vote is counted at the Meeting and contact your intermediary for instructions and assistance in delivering the share certificate(s) representing those Alio Shares. See “Beneficial Shareholders”.

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Q: Should I send in my Proxy now?

A: Yes. Once you have carefully read and considered the information contained in this Circular, to ensure your vote is counted, you need to complete and submit the enclosed Proxy or, alternatively, vote by telephone or over the internet, in each case in accordance with the enclosed instructions if applicable, or provide your intermediary with voting instructions. You are encouraged to vote well in advance of the Proxy cut-off at 10:00 a.m. (Vancouver time) on May 16, 2018 (or if the Meeting is postponed or adjourned, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the postponed or adjourned Meeting).

Q: What happens if I sign the Proxy sent to me?

A: Signing and depositing the Proxy gives authority to the person(s) designated by management of Alio on such form to vote your Alio Shares at the Meeting. If the instructions in a Proxy given to Alio’s management are specified, the Alio Shares represented by such Proxy will be voted FOR or AGAINST in accordance with your instructions on any poll that may be called for. If a choice is not specified, the Alio Shares represented by a Proxy given to Alio’s management will be voted FOR the approval of the Alio Resolution as described in this Circular. See “Exercise of Discretion”.

Q: Can I appoint someone other than the person(s) designated by the management of Alio to vote my Alio Shares?

A: Yes. An Alio Shareholder has the right to appoint a person (who need not be an Alio Shareholder) to attend and act for him, her or it and on his, her or its behalf at the Meeting other than the persons designated in the Proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the Proxy and striking out the names now designated. See “Appointment and Revocation of Proxies”.

Q: What if amendments are made to these matters or if other matters are brought before the Meeting?

A: The Proxy accompanying this Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to the matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting, or any postponement or adjournment thereof. As at the date of this Circular, Alio’s management is not aware of any such amendments or variations, or of other matters to be presented for action at the Meeting. See “Exercise of Discretion”.

However, if any amendments or variations to the matters identified in the accompanying Notice of Meeting or any other matters which are not now known to management should properly come before the Meeting or any postponement or adjournment thereof, the Alio Shares represented by properly executed proxies given in favour of the person(s) designated by management of Alio in the enclosed Proxy will be voted on such matters pursuant to such discretionary authority. See “Exercise of Discretion” and “Appointment and Revocation of Proxies”.

Q: Can I change my vote after I have voted by Proxy?

A: Yes. In addition to revocation in any other manner permitted by law, a registered Alio Shareholder executing the enclosed Proxy has the power to revoke it by depositing an instrument in writing executed by the Alio Shareholder or his or her legal representative authorized in writing or, where the Alio Shareholder is a corporation, by the corporation or a representative of the corporation. To be valid, an instrument of revocation must be received at the registered office of the Company, at Suite 507, 700 West Pender Street, Vancouver, British Columbia, Canada, at any time up to and including the last business day preceding the day of the Meeting, or in the case of any postponement or adjournment of the Meeting, the last business day preceding the day of the postponed or adjourned Meeting, or delivered to the Chair of the Meeting on the day fixed for the Meeting, and prior to the start of the Meeting or any postponement or adjournment thereof.

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Only registered Alio Shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective intermediaries to change their vote and, if necessary, revoke their Proxy in accordance with the revocation procedures. See “Beneficial Shareholders” and “Appointment and Revocation of Proxies”.

Q: Who will count the votes?

A: Alio’s transfer agent, Computershare, will count and tabulate the votes received for the Meeting.

Q: If my Alio Shares are held by my intermediary, will they vote my Alio Shares?

A: An intermediary will vote the Alio Shares held by you only if you provide instructions to them on how to vote. Without instructions, those Alio Shares will not be voted. Beneficial Alio Shareholders should instruct their intermediaries to vote their Alio Shares on their behalf by following the directions provided to them by their intermediaries. Unless your intermediary gives you its Proxy to vote the Alio Shares at the Meeting, you cannot vote those Alio Shares owned by you at the Meeting. See “Beneficial Shareholders”.

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TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING	iii

Questions and Answers About the Arrangement and the Meeting	v
Q&A on the Arrangement	v
Q&A on Proxy Voting	vii

MANAGEMENT INFORMATION CIRCULAR	1

Persons Making the Solicitation	1
Appointment and Revocation of Proxies	1
Exercise of Discretion	2
Beneficial Shareholders	2
Information for US Shareholders	3
Information Contained Herein	4
Currency, Exchange Rates and Financial Information	4
Forward-Looking Statements	5
Mineral Reserve and Resource Estimates	6
Interests of Informed Persons in Material Transactions	6
Interests of Certain Persons or Companies in Matters to be Acted Upon	7
Voting Securities and Principal Holders of Voting Securities	7
Financial Statements	7

SUMMARY	8

THE ARRANGEMENT	19

Background to the Arrangement	19
Recommendation of the Alio Board	20
Reason for the Recommendations of the Alio Board	20
Alio Fairness Opinion	23
Description of the Arrangement	24
Procedure for the Arrangement to Become Effective	25
Rye Patch Shareholder Approval	26
Alio Shareholder Approval	26
Voting Agreements	26
Court Approval and Completion of the Arrangement	27
Treatment of Rye Patch Options	28
Stock Exchange Listing and Reporting Issuer Status	28
Exchange Procedure	28
Entitlement to Cash Consideration	29
Treatment of Fractional Shares	29
Cancellation of Rights	29
Right to Dissent	29
Amalgamation	30
Interests of Certain Persons in the Arrangement	30
Depositary	30
Expenses of the Arrangement	30

INFORMATION RELATING TO THE COMBINED COMPANY	30

Overview	30
Description of Material Properties	31

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Organizational Chart	32
Selected Unaudited Pro Forma Consolidated Financial Information	32
Pro Forma Consolidated Capitalization	34
Description of Share Capital	35
Dividends	36
Principal Holders of Shares	36
Auditor and Transfer Agent of the Combined Company	36
Government and Management of the Combined Company	36
Risk Factors	39
Stock Exchange Listings	39

INFORMATION RELATING TO RYE PATCH	39

INFORMATION RELATING TO ALIO	39

THE ARRANGEMENT AGREEMENT	39

Effective Date	40
Representations and Warranties	40
Conditions Precedent to the Arrangement	42
Mutual Conditions	42
Additional Conditions in Favour of Alio	42
Additional Conditions in Favour of Rye Patch	43
Covenants	44
Covenants of Rye Patch Regarding the Conduct of Business	44
Covenants of Rye Patch Relating to the Arrangement	46
Covenants of Alio Regarding the Conduct of Business	46
Covenants of Alio Relating to the Arrangement	47
Mutual Covenant Regarding Non-Solicitation	48
Notification of Acquisition Proposals	49
Responding to Acquisition Proposals and Superior Proposals	49
Right to Match	49
Termination of the Arrangement Agreement	50
Expenses	52
Termination Payments	52
Rye Patch Termination Fee	52
Alio Termination Fee	52
Amendment	53

REGULATORY MATTERS	53

Canadian Securities Law Matters	53
United States Securities Law Matters	54
Exemption from U.S. Registration	54
Stock Exchange Approvals	54
Other Regulatory Matters	54

RISK FACTORS RELATING TO THE ARRANGEMENT	55

APPOINTMENT AND REMUNERATION OF AUDITOR	59

ELECTION OF DIRECTORS	59

Corporate Cease Trade Orders or Bankruptcies	63
Penalties or Sanctions	64

OTHER MATTERS	64

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EXECUTIVE COMPENSATION	64

AUDIT COMMITTEE	64

Composition of the Audit Committee	65
Audit Committee Oversight	65
Pre-Approval Policies and Procedures	65

CORPORATE GOVERNANCE	65

2017 Corporate Governance Review	65
General	66
Board of Directors	66
Board Mandate	68
Majority Voting Policy	69
Position Descriptions	69
Orientation and Continuing Education	70
Ethical Business Conduct	70
Nomination of Directors, Succession Planning and Board Renewal	71
Compensation	72
Other Board Committees	73
Assessments	73
Term Limits and Diversity	74

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	75

MANAGEMENT CONTRACTS	75

INTERESTS OF EXPERTS	75

ADDITIONAL INFORMATION	76

GLOSSARY OF DEFINED TERMS	78

Schedule “A” INFORMATION RELATING TO RYE PATCH	A-1

Schedule “B” INFORMATION RELATING TO ALIO	B-1

Schedule “C” UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF ALIO	C-1

Schedule “D” ALIO FAIRNESS OPINION	D-1

Schedule “E” FORM OF ALIO RESOLUTION	E-1

Schedule “F” PLAN OF ARRANGEMENT	F-1

Schedule “G” NOTICE OF HEARING OF PETITION FOR FINAL ORDER	G-1

Schedule “H” INTERIM ORDER	H-1

Schedule “I” BOARD OF DIRECTORS MANDATE	I-1

Schedule “J” STATEMENT OF EXECUTIVE COMPENSATION	J-1

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MANAGEMENT INFORMATION CIRCULAR

(all information contained herein is as at April 18, 2018, unless otherwise noted)

Persons Making the Solicitation

This management information circular (the “Circular”) is being furnished in connection with the solicitation of proxies being made by the management of Alio Gold Inc. (the “Company” or “Alio”) for use at the annual general and special meeting of the Company’s shareholders (the “Meeting”) to be held on May 18, 2018 at the time and place and for the purposes set forth in the Notice of Meeting accompanying this Circular. While it is expected that the solicitation of proxies will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company. All costs of this solicitation will be borne by the Company. The Company has also retained the services of Laurel Hill Advisory Group (“Laurel Hill”), as its proxy solicitation agent, to assist in the solicitation of proxies. For these services, Laurel Hill is expected to receive a fee of up to C$50,000, plus the reimbursement of its reasonable out-of-pocket expenses. Shareholders may contact Laurel Hill toll free at 1-877-452-7184 or outside North America at 416-304-0211 or by email at assistance@laurelhill.com.

This Circular does not constitute an offer to sell, a solicitation of an offer to purchase any securities or a solicitation of a proxy by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Circular.

Shareholders of the Company (“Alio Shareholders”) should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial and other professional advisors in considering the relevant legal, tax, financial and other matters contained in this Circular.

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. AN ALIO SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE AN ALIO SHAREHOLDER) TO ATTEND AND ACT FOR THE ALIO SHAREHOLDER AND ON THE ALIO SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY. A Proxy will not be valid unless the completed, dated and signed Proxy is received by Computershare Investor Services Inc. (“Computershare”), at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 by 10:00 a.m. (Vancouver time) on May 16, 2018 or, if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the date to which the Meeting is adjourned or postponed. Telephone voting can be completed at 1-866-732-vote (1-866-732-8683), voting by fax can be sent to 1-866-249-7775 or 416-263-9524 and Internet voting can be completed at www.investorvote.com.

Late Proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion and the Chair of the Meeting is under no obligation to accept or reject any particular late Proxy. The Chair of the Meeting may waive or extend the Proxy cut-off without notice.

A registered Alio Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the Alio Shareholder or by the Alio Shareholder’s attorney authorized in writing or, if the Alio Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at Suite 507, 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

If you are a non-registered Alio Shareholder (a “Beneficial Shareholder”), please follow the instructions from your bank, broker or other financial intermediary on how to revoke your voting instructions. Please see the heading “Beneficial Shareholders” in this Circular for further information.

Exercise of Discretion

If the instructions in a Proxy are certain, the Alio common shares (“Alio Shares”) represented thereby will be voted on any poll by the persons named in the Proxy and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the Alio Shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made. If you do not provide instructions in your Proxy, the persons named in the enclosed Proxy will vote your Alio Shares FOR the matters to be acted on at the Meeting, including the Alio Resolution (as defined herein).

The persons named in the enclosed Proxy will have discretionary authority with respect to any amendments or variations of these matters or any other matters properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment or other item of business that comes before the Meeting is routine or contested. The persons named in the enclosed Proxy will vote on such matters in accordance with their best judgment. At the time of the printing of this Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

Beneficial Shareholders

The following information is of significant importance to Alio Shareholders who do not hold Alio Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered Alio Shareholders (those whose names appear on the records of the Company as the registered holders of Alio Shares) or as set out in the following disclosure.

If Alio Shares are listed in an account statement provided to an Alio Shareholder by a broker, then in almost all cases those Alio Shares will not be registered in the Alio Shareholder’s name on the records of the Company. Such Alio Shares will more likely be registered under the names of intermediaries. In the United States, the vast majority of such Alio Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as the depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as the nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered Alio Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Alio Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada.

Broadridge typically mails a scannable voting instruction form ("VIF") instead of a form of proxy. Beneficial Shareholders are asked to complete the VIF and return it to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders may call a toll-free number or go online to www.proxyvote.com to vote. The various voting methods will be provided by Broadridge on its VIF. The Company may utilize the Broadridge QuickVoteTM service to assist Alio Shareholders with voting their Alio Shares. Certain Beneficial Shareholders who have not objected to the Company knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill to conveniently obtain a vote directly over the phone.

The VIF will name the same persons as the Proxy to represent your Alio Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Alio Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF.

Broadridge then tabulates the results of all of the instructions received and provides appropriate instructions respecting the voting of Alio Shares to be represented at the Meeting and the appointment of any Alio Shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Alio Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Alio Shares at the Meeting.

Information for US Shareholders

Alio is a “foreign private issuer” within the meaning of Rule 3b-4 under the U.S. Exchange Act, and the solicitation of proxies for the Meeting are not subject to the requirements of section 14(a) of the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with disclosure requirements applicable in Canada. Alio Shareholders in the United States should be aware that such requirements are different from those applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. The unaudited historical interim financial statements and audited historical financial statements of Alio and other financial information included or incorporated by reference in this Circular have been prepared in accordance with IFRS (as defined herein), which differs from U.S. GAAP (as defined herein) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with U.S. GAAP.

The enforcement by Alio Shareholders of civil liberties under the U.S. federal and state Securities Laws (as defined below) may be affected adversely by the fact that Alio is organized under the laws of a jurisdiction other than the United States, that some or all of its officers and directors are and will be residents of countries other than the United States, that some or all of the experts named in this Circular and the documents incorporated by reference in this Circular may be residents of countries other than the United States, and that all or a substantial portion of the assets of Alio and such persons are and will be located outside the United States. As a result, it may be difficult or impossible for Alio Shareholders resident in the United States to effect service of process within the United States upon Alio, its officers and directors or the experts named herein or in the documents incorporated by reference herein, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the Securities Laws of the United States. In addition, Alio Shareholders resident in the United States should not assume that the courts of Canada: (a) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under the Securities Laws of the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the Securities Laws of the United States.

Information Contained Herein

The information concerning Rye Patch Gold Corp. (“Rye Patch”) contained in this Circular has been provided by Rye Patch. Although Alio has no knowledge that would indicate that any of the information provided by Rye Patch is untrue or incomplete, Alio does not assume any responsibility for the accuracy or completeness of such information or the failure by Rye Patch to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Alio.

All summaries of, and references to, the arrangement agreement between Alio and Rye Patch (the “Arrangement Agreement”) and the associated plan of arrangement (the “Plan of Arrangement”) in this Circular are qualified in their entirety by the complete text of those documents. The Arrangement Agreement is available on SEDAR at www.sedar.com or EDGAR under Alio’s profile at www.sec.gov and on the Alio website at www.aliogold.com. The Plan of Arrangement is attached hereto as Schedule “F”. You are urged to read carefully the full text of the Plan of Arrangement and the Arrangement Agreement.

Currency, Exchange Rates and Financial Information

All dollar amounts in this Circular are expressed in U.S. dollars, unless otherwise indicated. References in this Circular to “dollars” or “$” are to U.S. dollars. References in this Circular to “C$” are to Canadian dollars. The following table sets forth the value of the Canadian dollar expressed in U.S. dollars on December 31 of each year and the average, high and low exchange rates during the year indicated based on the daily average rate of exchange as reported by the Bank of Canada:

	Twelve Months Ended December 31

	2017	2016	2015

Average rate for period	0.7701	0.7550	0.7821

Rate at end of period	0.7971	0.7448	0.7225

High for period	0.8245	0.7977	0.8511

Low for period	0.7276	0.6869	0.7161

The daily average rate of exchange on April 18, 2018 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars was C$1.00 equals US$0.79.

Except as otherwise indicated in this Circular, all financial statements and financial data derived therefrom included or incorporated by reference in this Circular pertaining to Alio, including the unaudited pro forma condensed consolidated financial statements of Alio, have been prepared and presented in U.S. dollars, attached hereto as Schedule “C”.

Forward-Looking Statements

Certain statements contained or incorporated by reference in this Circular may constitute “forward-looking statements” or “forward-looking information” (collectively, “forward-looking statements”) and are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian Securities Laws. Forward-looking statements are statements which relate to future events. Such statements include statements include statements relating to the Arrangement, including receipt of the approval of Alio Shareholders and Rye Patch Shareholders, the Final Order, completion of the Arrangement and estimated expenses of the Arrangement, estimates, forecasts and statements with respect to project development risks and estimated future production and cash costs, future trends, plans, strategies, objectives and expectations, including with respect to costs, capital requirements, availability of financing, production, exploration and reserves and resources, projected production at the San Francisco Project (as defined herein) the Ana Paula Project (as defined herein) and the Florida Canyon Project (as defined herein), including estimated internal rate of return and projected production, exploitation activities and potential future operations, and expectations regarding the payment of dividends on Alio Shares. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is developed. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. All statements and information other than statements of historical fact may be forward-looking statements.

These forward-looking statements are based on a number of assumptions, including: the completion of the Arrangement, the successful completion of development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource, grade, mine life, cash cost, net present value and internal rate of return estimates and other assumptions, projections and estimates made in the technical reports for the San Francisco Project, the Ana Paula Project and the Florida Canyon Project; that mineral resources can be developed as planned; interest and exchange rates; that required financing and permits will be obtained; general economic conditions; that labor disputes, flooding, ground instability, fire, failure of plant, equipment or processes to operate as anticipated and other risks of the mining industry will not be encountered; the price of gold, silver and other metals; competitive conditions in the mining industry; title to mineral properties; and changes in laws, rules and regulations applicable to the Company.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and readers are cautioned not to place undue reliance on forward-looking statements due to the inherent uncertainty thereof. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this Circular include, but are not limited to: decreases in the price of gold; problems integrating Rye Patch’s operations into Alio’s operations, decreases in the value of Alio Shares following the Arrangement, the termination of the Arrangement Agreement and the payment of the Termination Fee, the failure to reach an agreement with MBL on the restructuring of the Florida Canyon Project loan, potential undisclosed liabilities associated with the Arrangement, problems operating in a jurisdiction new to Alio, and other problems related to the Arrangement; competition with other companies with greater financial and human resources and technical facilities; risks associated with doing business in Mexico; maintaining compliance with governmental regulations and expenses associated with such compliance; the ability to hire, train, deploy and manage qualified personnel in a timely manner; the ability to obtain or renew required government permits; the failure to discover new reserves, maintain or enhance existing reserves or develop new operations; risks and hazards associated with exploration and mining operations; the accessibility and reliability of existing local infrastructure and the availability of adequate infrastructure in the future; environmental regulation; land reclamation requirements; ownership of, or control over, the properties on which the Company operates; maintaining existing property rights or obtaining new rights; inherent uncertainties in the process of estimating mineral reserves and resources; that reported reserves and resources may not accurately reflect the economic viability of the Company’s properties; uncertainties in estimating future mine production and related costs; risks associated with the expansion and development of mining properties; currency exchange rate fluctuations; directors’ and officers’ conflicts of interest; the inability to access additional capital; legal proceedings; uncertainties related to the repatriation of funds from foreign subsidiaries; that Alio may not pay dividends in the future, or at all; a volatile Alio Share price; negative research reports or analyst’s downgrades and dilution; and other factors contained in the section entitled “Risk Factors” in this Circular.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in this Circular if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Mineral Reserve and Resource Estimates

The Company is subject to the reporting requirements of applicable Canadian Securities Laws and, as a result, reports mineral reserves and resources according to Canadian standards. Canadian disclosure requirements in respect of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions in NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the SEC (as defined herein). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition, we report “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian Securities Law, they are not defined terms under standards of the SEC and, generally, U.S. companies are not permitted to report resources in documents filed with the SEC. As such, certain information contained in this Circular concerning descriptions of mineralization and resources under Canadian Securities Law is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. In addition, an Inferred Mineral Resource is conceptual in nature and is estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. While an Inferred Resource has a lower level of confidence than that applying to an Indicated Mineral Resource, it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. Inferred Mineral Resources cannot be converted to Mineral Reserves and are not used in pre-feasibility and feasibility level studies. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the SEC.

Interests of Informed Persons in Material Transactions

Except as disclosed herein, since the commencement of the Company’s last completed financial year, no informed person of the Company, proposed director of the Company or any associate or affiliate of any informed person or proposed director has had, or will have, any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Interests of Certain Persons or Companies in Matters to be Acted Upon

Except as disclosed herein, and except for transactions carried out in the ordinary course of business of the Company or its subsidiaries, no Person or Company has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors. For the purpose of this paragraph, “Person or Company” shall include: (a) each person who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) each proposed nominee for election as a director of the Company and (c) each associate or affiliate of any of the Persons or Companies listed in paragraphs (a) or (b).

Voting Securities and Principal Holders of Voting Securities

As at the date hereof, the Company has issued and outstanding 44,678,701 fully paid and non-assessable Alio Shares without par value, each share carrying the right to one vote.

Any holder of Alio Shares of record at the close of business on April 6, 2018 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such Alio Shareholder’s Alio Shares voted at the Meeting.

To the best of the knowledge of the directors and executive officers of the Company, there are no persons who, or corporations which, beneficially own, or control or direct, directly or indirectly, voting shares carrying 10% or more of the voting rights attached to any class of voting shares of the Company.

Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2017 and 2016, and the auditors’ report thereon (the “Statements”) and the Management’s Discussion and Analysis (the “MD&A”) for the years ended December 31, 2017 and 2016 are available upon request from the Company. The Statements and MD&A are available on the Company’s website at www.aliogold.com and on Alio’s SEDAR profile at www.sedar.com and on the SEC website at www.sec.gov. The Statements will be placed before the Meeting for consideration by the Alio Shareholders and have been incorporated herein by reference.

SUMMARY

The following is a summary of certain information contained elsewhere in, or incorporated by reference into, this Circular, including the Appendices hereto. Certain capitalized terms used in this summary are defined in the “Glossary of Defined Terms” or elsewhere in this Circular. This summary is qualified in its entirety by the more detailed information appearing elsewhere, or incorporated by reference, in this Circular.

The Meeting

Purpose of the Meeting

The purpose of the Meeting is for Alio Shareholders to consider and, if thought advisable, approve the Alio Resolution, and to conduct Alio’s annual business as more particularly described in the Notice of Meeting.

Date, Time and Place

The Meeting will be held at the offices of Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver, British Columbia, V7X 1L3 on May 18, 2018 at 10:00 a.m. (Vancouver time).

Record Date

The Record Date for determining the Alio Shareholders entitled to receive notice of and to vote at the Meeting is April 6, 2018. Only Alio Shareholders of record as of the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting.

The Arrangement

On March 18, 2018, Alio and Rye Patch entered into the Arrangement Agreement. Under the Arrangement, Alio agreed to acquire all of the outstanding Rye Patch Shares and each Rye Patch Shareholder will be entitled to receive 0.48 of an Alio Share and C$0.001 in exchange for each Rye Patch Share held. Under the Arrangement Agreement, Rye Patch has agreed to, among other things, call the Rye Patch Meeting to seek approval of Rye Patch Shareholders for the Arrangement Resolution and, if approved, apply to the Court for the Final Order, and Alio has agreed to, among other things, call the Meeting to seek approval of Alio Shareholders for the Alio Resolution. See “The Arrangement”.

Recommendation of the Alio Board

After careful consideration, including consultation with its independent legal and financial advisors, the Alio Board unanimously determined that the Arrangement was in the best interests of Alio. The Alio Board unanimously recommends that Alio Shareholders vote FOR the Alio Resolution.

Reasons for the Recommendations of the Alio Board

In making its recommendation, the Alio Board consulted with Alio’s management, legal counsel to Alio and RBC Capital Markets, reviewed a significant amount of information and considered a number of factors, including those listed below.

In making its determinations and recommendations, the Alio Board considered and relied upon a number of substantive factors, including, among others:

•

Consistency with Strategy. The Alio Board views the Arrangement as being consistent with its strategy to create a mid-tier precious metals company, including the identification and development of districts with producing assets that may have near-mine exploration potential. The Alio Board believes that the Arrangement diversifies Alio’s current asset base, by adding assets in Nevada, and provides Alio with increased scale and liquidity, which it hopes will drive long-term shareholder value. Through the addition of Rye Patch’s assets in Nevada to the Ana Paula Project, the Alio Board hopes that the Arrangement will establish a strong platform for future growth. Specifically, the Alio Board believes that the Combined Company will have:

•

Increased asset diversification that may strengthen and de-risk Alio’s existing asset portfolio through the addition of a second producing asset in Nevada. After the Arrangement, the Combined Company is expected to produce an approximate total of 165,000 ounces of gold in 2018 from two open-pit, heap leach operations at the San Francisco and Florida Canyon Mines based on the prior disclosure by each Company;

•

An enhanced growth profile with the potential (i) to increase the expected annual gold production at the Florida Canyon Project through anticipated low-cost capital expansion, (ii) for a long-lived open pit mine and (iii) for further development and exploration opportunities;

•

Improved cash flow generation to support project development as a result of expected cash flow generation from two mines to support the costs of the feasibility stage of the Ana Paula Project, which is anticipated to produce 115,000 ounces of gold per year based on the estimates included in the technical report entitled “NI 43-101 Technical Report, Amended Preliminary Feasibility Study, Guerrero, Mexico”, dated effective May 16, 2017, which is available on Alio’s SEDAR profile at www.sedar.com;

•

An enhanced capital markets profile and a potential re-rating as a result of the Combined Company’s increased market capitalization which may cause the Combined Company to appeal to a broader shareholder base, which could improve shareholder liquidity;

•

A stronger balance sheet as a result of the Combined Company having approximately US$52 million in cash and cash equivalents and US$24 million in total debt (based on most recent estimates and before taking into account expected synergies associated with consolidating operations under one management team and one head office); and

•

An experienced leadership team and board as a result of the anticipated addition of Doug Jones from Rye Patch as the Combined Company’s Chief Operating Officer to the existing Alio management team, including Greg McCunn, as Chief Executive Officer, and Colette Rustad, as Chief Financial Officer. The board of directors of the Combined Company is expected to be Alio’s Board, led by Chairman Bryan Coates, with the expected addition of two directors from Rye Patch, Tim Baker and John Mansanti. If formed, the Combined Company expects to experience corporate synergies as management operations between Rye Patch and Alio are synthesized.

•

Opportunistic acquisition of a project of a size appropriate for acquisition by Alio, at a price that Alio believes does not fully reflect the value of the underlying asset due to Rye Patch’s small size and exposure to an undiversified operation that is not yet operating at full capacity and is encumbered by debt that, while material to Rye Patch, will have less impact on investors’ perception of the Combined Company;

•

Restructured Debt. In conjunction with the Arrangement, MBL agreed not to exercise its right to require the immediate repayment of the existing Florida Canyon Project loan arising out of the proposed change of control of Rye Patch resulting from the Arrangement, subject to certain conditions. At the closing of the Arrangement, the outstanding principal owing on the MBL Florida Canyon Project loan is expected to be US$15 million. MBL and Alio have commenced discussions regarding a restructuring of the Florida Canyon Project loan at or after the closing of the Arrangement, and MBL has provided indicative terms for such a restructuring which remain subject to credit approval. The indicative terms for the restructuring envision the principal remaining outstanding under the Florida Canyon Project loan at the closing of the Arrangement being repaid over 12 equal quarterly payments along with accrued interest at the prevailing rates. Project loan type covenants under the existing Florida Canyon Project loan, including forward-looking financial ratios, cash sweep provisions for early repayment of the loan and debt service and capital reserve account requirements, are anticipated to be replaced with a corporate guarantee and security from Alio and certain of its affiliates. The Company intends to continue to work with MBL to seek final credit approval ahead of the close of the Arrangement. See “Risk Factors Relating to the Arrangement”.

•

Extensive Due Diligence. Alio’s management team, technical services team and third party technical advisors completed a detailed due diligence review of Rye Patch and the Florida Canyon Project, which included site visits and a detailed technical review of the Florida Canyon Project’s resource estimates.

•

Alio Fairness Opinion. The Alio Board received the Alio Fairness Opinion (attached hereto as Schedule “D”) which concluded that, in the opinion of RBC Capital Markets, as of March 16, 2018 and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration provided for in the Arrangement Agreement was fair, from a financial point of view, to Alio. See “The Arrangement – Alio Fairness Opinion” and Schedule “D”.

•

Other Factors. The Alio Board also considered the Arrangement with reference to the current economic, industry and market trends affecting each of Alio and Rye Patch in their respective markets, information concerning the business, operations property, assets, financial condition, operating results and prospects of each of Alio and Rye Patch and the then historical trading prices of Alio Shares and the Rye Patch Shares.

The Alio Board also considered a variety of risks and other potentially negative factors relating to the Arrangement, including those matters described under the heading “Risk Factors Relating to the Arrangement”. After undertaking the foregoing considerations, the Alio Board believed that, overall, the anticipated benefits of the Arrangement to Alio outweighed these risks and negative factors.

In making its determinations and recommendation, the Alio Board also observed that a number of procedural safeguards were and are present to permit the Alio Board to represent effectively the interests of Alio Shareholders, including, among others:

•

Ability to Respond to Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement on Alio’s ability to solicit interest from third parties, the Arrangement Agreement allows Alio to engage in discussions or negotiations with respect to an unsolicited written Acquisition Proposal at any time prior to the Alio Shareholder Approval and after the Alio Board determines, in good faith, after consultation with its financial advisors and legal counsel, that such Acquisition Proposal could reasonably be expected to constitute or lead to a Superior Proposal; and

•	Reasonable Termination Fee. The amount of the Termination Fee, being C$4.0 million, is reasonable in the circumstances.

The foregoing summary of the information and factors considered by the Alio Board is not intended to be exhaustive, but includes the material information and factors considered by the Alio Board in its consideration of the Arrangement. In view of the variety of factors and the amount of information considered in connection with the Alio Board’s evaluation of the Arrangement, the Alio Board did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and recommendation. The recommendation of the Alio Board was made after a consideration of all of the above-noted factors and other factors and in light of its knowledge of the business, financial condition and prospects of Alio and Rye Patch and was based upon the advice of the Alio Board’s financial advisors and legal counsel. In addition, individual members of the Alio Board may have assigned different weights to different factors.

Alio Fairness Opinion

On March 16, 2018, RBC Capital Markets delivered to the Alio Board its oral opinion, later confirmed in writing, that, as of such date and based upon and subject to the assumptions, limitations and qualifications set forth in the Alio Fairness Opinion, the Consideration provided for in the Arrangement Agreement was fair, from a financial point of view, to Alio. See “The Arrangement –Alio Fairness Opinion” and Schedule I “Alio Fairness Opinion”.

Effects of the Arrangement

If the Arrangement Resolution and the Alio Resolution are passed, the Arrangement is approved by the Court and all of the other conditions to closing of the Arrangement are satisfied, Alio will acquire all of the outstanding Rye Patch Shares, other than the Rye Patch Shares held by Dissenting Rye Patch Shareholders which will be transferred to Rye Patch and cancelled. Each Rye Patch Shareholder will be entitled to receive 0.48 of an Alio Share and C$0.001 in exchange for each Rye Patch Share held. If the Arrangement is completed, Rye Patch will become a direct wholly-owned subsidiary of Alio.

See “The Arrangement – Description of the Arrangement”.

If approved, the Arrangement will become effective at the Effective Time (which is expected to be at 12:01 a.m. (Vancouver time) on a date to be determined not later than the Outside Date, or such later date as may be agreed to in writing by Rye Patch and Alio). At the Effective Time, the following shall occur and shall be deemed to occur sequentially, in the following order, without any further act or formality required on the part of any Person, in each case effective as at the Effective Time:

•

each Rye Patch Share (other than any Rye Patch Shares held by Alio and any Rye Patch Shares in respect of which any Rye Patch Shareholder has validly exercised his, her or its Dissent Right) shall be deemed to be transferred to Alio (free and clear of any liens) in exchange for 0.48 of a Alio Share and C$0.001;

•

each Rye Patch Share in respect of which any Rye Patch Shareholder has validly exercised his, her or its Dissent Right shall be directly transferred and assigned by such Dissenting Rye Patch Shareholder to Rye Patch (free and clear of any liens), and each Dissenting Rye Patch Shareholder will cease to have any rights as a Rye Patch Shareholder other than the right to be paid the fair value of such holder’s Rye Patch Shares;

•

with respect to each Rye Patch Share transferred and assigned: (i) the registered holder thereof will cease to be the registered holder of such Rye Patch Share and the name of such registered holder will be removed from the register of Rye Patch Shareholders as of the Effective Time; (ii) the registered holder thereof will be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Rye Patch Share; (iii) Alio will be the holder of all of the outstanding Rye Patch Shares and the register of Rye Patch Shareholders will be revised accordingly;

•

each outstanding Rye Patch Option will, without any further action on the part of any holder of Rye Patch Options, be exchanged for a Replacement Option to purchase, on the same terms and conditions as were applicable under such Rye Patch Option immediately prior to the Effective Time, such number of Alio Shares (rounded down to the nearest whole share) equal to: i) 0.48 multiplied by (ii) the number of Rye Patch Shares subject to such Rye Patch Option immediately prior to the Effective Date (as defined herein). Such Replacement Option shall provide for an exercise price per Alio Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Rye Patch Share otherwise purchasable pursuant to such Rye Patch Option; divided by (y) 0.48;

•	Alio will sell all the acquired Rye Patch Shares to SubCo in exchange for 100,000 common shares of SubCo in accordance with section 85 of the Tax Act, at an elected amount to be determined by Alio;

•	the stated capital of the acquired Rye Patch Shares is reduced to C$1.00 without repayment of capital in respect thereof;

•

SubCo and Rye Patch will amalgamate with the same effect as if they were amalgamated under section 269 of the BCBCA and will continue as NewCo, except that the legal existence of Rye Patch will be deemed not to have ceased and Rye Patch will be deemed to have survived the Amalgamation as NewCo, and for the avoidance of doubt, the Amalgamation is intended to qualify as an amalgamation as defined in subsection 87(1) of the Tax Act. Without limiting the foregoing, with effect from the time of the Amalgamation; (i) the separate legal existence of SubCo will cease without SubCo being liquidated or wound-up and no disposition or transfer of title of Rye Patch’s assets will have occurred as a result of the Amalgamation, SubCo and Rye Patch will continue as one company, and the property of SubCo and Rye Patch immediately before the Amalgamation will become the property of NewCo; (ii) all rights of creditors or others will be unimpaired by the Amalgamation, all obligations of SubCo and Rye Patch immediately before the Amalgamation, whether arising by contract or otherwise, may be enforced against NewCo to the same extent as if such obligations had been incurred or contracted by it, and all liabilities of SubCo and Rye Patch immediately before the Amalgamation will become liabilities of NewCo; (iii) all rights, contracts, permits and interests of SubCo and Rye Patch immediately before the Amalgamation will continue as rights, contracts, permits and interests of NewCo and, for greater certainty, the Amalgamation will not constitute a transfer or assignment of the rights or obligations of SubCo and Rye Patch under any such rights, contracts, permits and interests; (iv) any existing cause of action, claim or liability to prosecution will be unaffected; and (v) a civil, criminal, quasi-criminal, administrative or regulatory action or proceeding being prosecuted or pending by or against SubCo and Rye Patch immediately before the Amalgamation may be prosecuted or its prosecution may be continued by or against NewCo; (vi) a conviction against, or ruling, order or judgment in favour of or against, SubCo or Rye Patch may be enforced by or against NewCo; (vii) the notice of articles and articles of Rye Patch immediately before the Amalgamation, including, for greater certainty, all descriptions of share capital therein, will become the notice of articles and articles of NewCo; (viii) the authorized share structure of Rye Patch immediately before the Amalgamation will be the authorized share structure of NewCo; (ix) Alio will receive one common share in the capital of NewCo in exchange for each common share in the capital of SubCo held immediately prior to the Amalgamation and all of the issued and outstanding common shares of SubCo and Rye Patch will be cancelled without any repayment of capital in respect thereof; (x) the name of NewCo will be determined by the Alio Board; (xi) the registered office and records office of NewCo will be the registered office of Rye Patch; (xii) the stated capital of the common shares of NewCo will be an amount equal to the paid-up capital, as that term is defined in the Tax Act, attributable to the common shares of SubCo immediately prior to the amalgamation; and

•	the exchanges and cancellations outlined above will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

The maximum number of Alio Shares issuable pursuant to the Arrangement is 51,341,549 which is equal to approximately 115% of the number of Alio Shares outstanding as of the date hereof. This number includes the Alio Shares issuable in exchange for Rye Patch Shares outstanding at the Effective Time, Alio Shares issuable on the exercise of the Replacement Options that are issuable on completion of the Arrangement, Alio Shares issuable on the exercise of Rye Patch Warrants, Alio Shares issuable on the exercise of the Rye Patch Agent Options and the Alio Shares issuable on conversion of the Rye Patch RSUs. Following completion of the Arrangement, former Alio Shareholders will own approximately 53% of the common shares of the Combined Company and former Rye Patch Shareholders will own approximately 47% of the common shares of the Combined Company. See “The Arrangement – Description of the Arrangement”.

Rye Patch Shareholder Approval

To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by Rye Patch Shareholders, present in person or represented by proxy and entitled to vote at the Rye Patch Meeting. See “The Arrangement – Rye Patch Shareholder Approval”.

Alio Shareholder Approval

To be effective, the Alio Resolution must be approved, with or without variation, by the affirmative vote of a majority of the votes cast by Alio Shareholders present in person or represented by proxy and entitled to vote at the Meeting. See “The Arrangement – Alio Shareholder Approval”.

Voting Agreements

In connection with the Arrangement, Alio entered into voting agreements with each of the Rye Patch Locked-Up Shareholders, pursuant to which such shareholders have agreed, among other things and subject to the terms and conditions of their respective voting agreements, to vote their Rye Patch Shares in favour of the Arrangement Resolution. See “The Arrangement – Voting Agreements”.

Court Approval and Completion of the Arrangement

The Arrangement requires approval by the Court under Division 5 of Part 9 of the BCBCA. Prior to the mailing of this Circular, Rye Patch obtained the Interim Order providing for the calling and holding of the Rye Patch Meeting and other procedural matters. A copy of the Interim Order is attached hereto as Schedule “H”. A copy of the Petition in connection with the Final Order is attached hereto as Schedule “G”. Conditional upon the approval of the Arrangement Resolution by Rye Patch Shareholders at the Rye Patch Meeting and the approval of the Alio Resolution by Alio Shareholders at the Meeting, the hearing in respect of the Final Order is expected to take place on or about May 24, 2018 at the courthouse at 800 Smithe Street, Vancouver, British Columbia, or as soon thereafter as is reasonably practicable.

Any Rye Patch Shareholder or other person who wishes to participate, to appear, to be represented and/or to present evidence or arguments at the hearing, must serve and file a response to Petition (a “Response”) as set out in the Interim Order, scheduled hereto as Schedule “H”, and as the Court may direct in the future. The Court will consider, among other things, the fairness and reasonableness of the Arrangement and the rights of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. The Court has further been advised that the Final Order granted by the Court will constitute the basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the Alio Shares to be issued pursuant to the Arrangement. If the hearing is postponed, adjourned or rescheduled then, subject to the further direction of the Court, only those persons having previously served a Response in compliance with the Interim Order will be given notice of the new date.

Although Rye Patch’s and Alio’s objective is to have the Effective Date occur as soon as possible after the Meeting, the Effective Date could be delayed for a number of reasons, including, but not limited to, an objection before the Court at the hearing for the application for the Final Order or any delay in obtaining any required regulatory approvals or clearances. Rye Patch or Alio may determine not to complete the Arrangement without prior notice to or action on the part of Rye Patch Shareholders or Alio Shareholders. See “The Arrangement – Court Approval and Completion of the Arrangement”.

Stock Exchange Listing and Reporting Issuer Status

The Alio Shares currently trade on the TSX and the NYSE American under the symbol “ALO”. Alio has applied to the TSX and the NYSE American to list the Alio Shares issuable: (i) under the Arrangement, (ii) upon the exercise of the Replacement Options, (iii) upon the exercise of the Rye Patch Warrants, (iv) upon the exercise of the Rye Patch Agent Options and (v) upon the exercise of the Rye Patch RSUs. It is a condition of the closing of the Arrangement that Alio will have obtained the approval of the TSX, subject only to the customary listing conditions, and of the NYSE American, subject to notice of issuance. See “Regulatory Matters – Stock Exchange Approvals”. Following completion of the Arrangement, it is expected that the Rye Patch Shares will be delisted from the TSX.V and that Rye Patch will make an application to cease to be a reporting issuer under applicable Securities Laws. See “The Arrangement – Stock Exchange Listing and Reporting Issuer Status”.

Procedure for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to Division 5 of Part 9 of the BCBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

•	the Rye Patch Shareholder Approval and the Alio Shareholder Approval must be obtained;

•	the Court must grant the Final Order approving the Arrangement;

•	all conditions precedent to the Arrangement as further described in the Arrangement Agreement, including receipt of all necessary regulatory approvals, must be satisfied or waived by the appropriate Party; and

•	The Final Order, the Arrangement Records and the related documents, in the form prescribed by the BCBCA, must be filed with the Registrar.

Dissent Rights

Pursuant to the Interim Order, registered holders of Rye Patch Shares are entitled to Dissent Rights, but only if they follow the procedures specified in the BCBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order. Alio Shareholders are not entitled to Dissent Rights in respect of the Arrangement. See “The Arrangement – Right to Dissent”.

Amalgamation

In accordance with the Plan of Arrangement, Alio will sell all of the Rye Patch Shares acquired from the Rye Patch Shareholders to SubCo in exchange for 100,000 common shares of SubCo, after which SubCo and Rye Patch will amalgamate and continue as NewCo. NewCo will be a wholly-owned subsidiary of Alio and will operate Rye Patch’s existing business as currently carried on. See “The Arrangement – Amalgamation”.

Information Relating to the Combined Company

Overview

The Combined Company will be a publicly traded gold producer engaged in the operation, development, exploration and acquisition of resource properties.

Summary Unaudited Pro Forma Financial Information

The following selected, unaudited pro forma financial information of the Combined Company has been derived from the audited consolidated financial statements of Alio, as at and for the years ended December 31, 2017 and December 31, 2016, and from the unaudited condensed consolidated interim financial statements of Rye Patch as at and for the nine months ended September 30, 2017, after giving pro forma effect to the Arrangement on December 31, 2017.

The following selected, unaudited pro forma financial information and the unaudited pro forma condensed consolidated financial statements included as Schedule “C” hereto are presented for illustrative purposes only and are not necessarily indicative of: (i) the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma condensed consolidated financial statements; or (ii) of the results expected in future periods. Actual amounts recorded upon the consummation of the Arrangement will differ from the pro forma information below. No attempt has been made to calculate or estimate potential synergies between Alio and Rye Patch. You should read the unaudited pro forma financial information below together with (i) the condensed consolidated interim financial statements of Rye Patch for the nine months ended September 30, 2017, (ii) the audited consolidated annual financial statements of Alio as at and for the years ended December 31, 2017 and December 31, 2016 and (iii) the unaudited pro forma condensed consolidated financial statements. See the unaudited pro forma condensed consolidated financial statements of Alio following the completion of the Arrangement set forth in “Schedule “C” to this Circular.

As at December 31, 2017(1)(2)
(US$'000s)
Statement of Financial Position:

Cash and cash equivalents	37,779
Total current assets	95,776
Total assets	419,278

Total current liabilities	55,131
Total liabilities	124,129

Total equity	295,149
Total liabilities and equity	419,278

(1) Totals may not sume due to rounding
(2) The effects of commercial production have not been reflected in these statements at December 31, 2017 and a shift from total assets to current assets of an appropriate inventory amount for heap leach pad is expected

Year ended
December 31, 2017 (1)(2)
(US$'000s)
Statement of Income:

Metal Revenues	115,835
Cost of sales (including depreciation and depletion)	86,642
Earnings from mine operations	29,193

Corporate and administrative expenses	11,331
Royalty income	1,646

Earnings (loss) from operations	19,508

Other expense	1,348
Total tax expense	8,790

Earnings (loss) and total comprehensive income for the year	9,370

(1) Totals may not sume due to rounding
(2) The effects of commercial production have not been reflected in these statements at December 31, 2017 and a shift from total assets to current assets of an appropriate inventory amount for heap leach pad is expected

Description of Material Properties

Following the completion of the Arrangement, the three principal properties of the Combined Company will be the Florida Canyon Project, located in Nevada, U.S., the San Francisco Project, located in Sonora, Mexico, and the Ana Paula Project, located in Guerrero, Mexico. For further information regarding such properties, see Schedule “A” and Schedule “B” and the documents incorporated therein by reference.

Governance and Management of the Combined Company

Following the completion of the Arrangement, the board of directors of the Combined Company is expected to be comprised of nine directors, two of whom will be nominees of Rye Patch and seven of whom will be incumbent directors of Alio. Seven of the initial directors of the Combined Company will be independent. See “Information Relating to the Combined Company - Government and Management of the Combined Company”.

Information Relating to Rye Patch

Rye Patch is a corporation existing under the BCBCA. Rye Patch’s head office is located at Suite 1500 – 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6. Rye Patch’s registered and records office is located at Koffman Kalef LLP, 1900 – 885 West Georgia Street, Vancouver, BC V6C 3H4.

Rye Patch is a publicly traded company engaged through wholly-owned subsidiaries in the mining and development of gold and silver mines and projects along the established Oreana trend in west central Nevada, U.S.A. In July 2016, Rye Patch acquired two producing mineral properties in Nevada, the Florida Canyon mine and the Standard Gold mine. Since the acquisition of the mines, Rye Patch has focused on redeveloping the Florida Canyon mine and has restarted operations at the mine. In addition, Rye Patch owns and controls several resource and early-stage projects in west-central Nevada.

See “Schedule A - Information Relating to Rye Patch”.

Information Relating to Alio

Alio is a corporation existing under the BCBCA. Alio’s head office is located at Suite 507 – 700 West Pender Street, Vancouver, British Columbia, V6C 1G8. Alio’s registered and records office is located at Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver, BC V7X 1L3. Alio’s subsidiary office in Mexico is located at Blvd. Solidaridad #335 A, Local 3, Col Las Palmas, Hermosillo, Sonora, Mexico, 83270. The subsidiary also maintains a field office at the San Francisco Project, near Estacion Llano, Sonora.

Alio is a publicly traded gold producer engaged in the operation, development, exploration and acquisition of resource properties, primarily in Mexico. Alio owns and operates the San Francisco open pit gold mine, which together with the associated La Chicharra open pit gold mine and additional exploration claims in and around the mines consists of approximately 53,380 hectares of surface area in the state of Sonora, Mexico. The term San Francisco Project refers to the area within the exploitation or mining concessions controlled by Alio. In addition, Alio is developing the Ana Paula Project in the state of Guerrero, Mexico. Alio’s goal is to become an intermediate gold producer through developing and/or acquiring assets.

See “Schedule B - Information Relating to Alio”.

Risk Factors

There are a number of risk factors relating to the Arrangement, the business of Rye Patch, the business of Alio and the Alio Shares all of which should be carefully considered by Alio Shareholders. In addition, see “Risk Factors” in Alio’s annual information form dated March 14, 2018, which is available on SEDAR at www.sedar.com. See “Risk Factors Relating to the Arrangement” and “Schedule B - Information Relating to Alio – Risk Factors”.

Canadian Securities Law Matters

The Alio Shares issuable in exchange for the Rye Patch Shares will be issued in reliance upon exemptions from the prospectus requirements of Securities Laws in each province and territory of Canada in which such Alio Shares are distributed. Subject to certain disclosure and regulatory requirements, and to customary restrictions applicable to distributions of shares that constitute “control distributions”, Alio Shares issued to Rye Patch Shareholders as part of the Arrangement may be resold in each province and territory of Canada. See “Regulatory Matters – Canadian Securities Law Matters”.

United States Securities Law Matters

The Alio Shares issuable to Rye Patch Shareholders as part of the Arrangement have not been and will not be registered under the U.S. Securities Act or any state Securities Laws, and such Alio Shares will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities, or partly in such exchange and partly for cash, from the registration requirements of the U.S. Securities Act where the terms and conditions of such issuance and exchange have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on April 18, 2018 and, subject to the approval of the Arrangement Resolution by the Rye Patch Shareholders, and the approval of the Alio Resolution by the Alio Shareholders, among other things, a hearing for a Final Order approving the Arrangement will be held on May 24, 2018 by the Court. See “The Arrangement – Court Approval and Completion of the Arrangement”. All Rye Patch Shareholders are entitled to appear and be heard at this hearing, provided that they satisfy the applicable conditions set forth in the Interim Order. The Final Order of the Court will, if granted, constitute the basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Alio Shares issued in connection with the Arrangement.

The Alio Shares to be received by Rye Patch Shareholders upon the completion of the Arrangement may be resold without restriction under the U.S. Securities Act, except in respect of resales by persons who are “affiliates” (within the meaning of Rule 144 under the U.S. Securities Act) of Alio at the time of such resale or who have been affiliates of Alio within 90 days before such resale. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by or are under common control with the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. See “Regulatory Matters – United States Securities Law Matters”.

THE ARRANGEMENT

Background to the Arrangement

In late January, 2017, Alio’s interim Chief Executive Officer, Mark Backens, and newly appointed Chief Executive Officer, Greg McCunn, met with Rye Patch’s Chief Executive Officer, Bill Howald, in Vancouver at the Mineral Exploration Roundup and discussed a potential transaction involving the two companies. Through the course of 2017, representatives of the companies continued to communicate and in late September there was a meeting of representatives of senior management of both companies, although nothing formal was concluded.

In early October, 2017, Alio provided Rye Patch with information in support of the benefits of a sale transaction between the two companies, including RBC Capital Markets’ perspective on the merits of a potential transaction.

In early January and on January 16, 2018, Mr. McCunn toured the site and met with Mr. Howald to discuss a potential sale transaction. This meeting culminated in an agreement between Mr. McCunn and Mr. Howald to enter into a confidentiality agreement to allow Alio to undertake due diligence.

On January 17, 2018, Rye Patch announced a bought deal private placement for gross proceeds of up to C$20,000,110 (including the over-allotment option granted to the underwriters) and the appointment of a special committee of the Rye Patch Board (the “Special Committee”), for the purpose of exploring alternatives available to Rye Patch for the enhancement of Rye Patch Shareholder value.

On February 2, 2018, Alio submitted a letter to the Special Committee which proposed the acquisition by Alio of all of the issued and outstanding Rye Patch Shares for per share consideration of 0.48 Alio Share. The offer requested an exclusivity period during which Alio proposed to conduct further due diligence on Rye Patch, the offer being conditional upon Alio’s satisfaction with this due diligence. Following a meeting of the Special Committee to consider the offer, Capital West was appointed as Rye Patch’s financial advisor and contacted RBC Capital Markets to inform them that, while Alio’s offer was compelling, it was not sufficient for Rye Patch to grant exclusivity to Alio in respect of a potential transaction.

Alio continued to conduct due diligence in respect of Rye Patch, and on February 14, 2018, Alio and Rye Patch entered into a reciprocal confidentiality agreement. Thereafter, Rye Patch was granted access to Alio’s confidential data room, and began conducting due diligence on Alio. On February 15, 2018, the day after the entrance into the reciprocal confidentiality agreement, agents of Alio visited the Florida Canyon Project site to conduct technical due diligence. On February 22 and 23, 2018, agents of Rye Patch visited the Ana Paula Project and San Francisco Project mine sites, respectively, to conduct technical due diligence. Following these visits, Mr. McCunn and Mr. Howald met to discuss the status of the proposed sale transaction between the companies. At this meeting, Mr. McCunn informed Mr. Howald that it was Alio’s intention to submit a reiteration of its previous proposal without the previous due diligence condition.

On March 4, 2018, Alio sent a revised proposal to acquire all of the issued and outstanding Rye Patch Shares for per share consideration of 0.48 Alio Shares to the Special Committee. This proposal implied a price per Rye Patch Share, based on the 20-day volume-weighted average share price of Alio Shares on the TSX, of C$1.71, a premium of 43% to the 20-day volume-weighted average share price of Rye Patch Shares on the TSX.V on the date of the proposal. The proposal also outlined Alio’s intention to announce a debt restructuring with Macquarie Bank Limited (“MBL”) concurrently with the announcement of the sale transaction, with a corresponding condition for the benefit of Rye Patch being contemplated to be included in the definitive agreement in respect of the sale transaction that such debt restructuring would be agreed and announced by Alio prior to the closing of the sale transaction or, absent such restructuring, Alio would repay Rye Patch’s MBL facility upon the closing of the sale transaction. This proposal was conditional upon the entrance into voting support agreements with Alio by the directors and officers of Rye Patch and the entrance by Rye Patch and Alio into a definitive agreement in respect of the sale transaction. The proposal also included, subject to the provisions of the eventual definitive agreement in respect of the sale transaction, the exchange of outstanding Rye Patch options for Alio Options and the increase in the size of the Alio Board to add two mutually agreed upon Rye Patch Board members. The proposal contemplated that the sale transaction would be subject to a reciprocal break fee of C$4,000,000 payable by the terminating Party upon the termination of the transaction by such Party, and that Rye Patch would agree to customary non-solicitation provisions in the definitive agreement in respect of the sale transaction and would provide Alio with a right to match any third party proposal determined to be a “superior proposal”.

On March 8, 2018, after the Special Committee considered the proposal and recommended to the Rye Patch Board that Rye Patch enter into the term sheet in respect of the proposal, Rye Patch and Alio entered into the term sheet and a related exclusivity agreement, and began negotiating a definitive arrangement agreement in respect of the proposal. After each side completed further due diligence on the other, the form of Arrangement Agreement was negotiated between the Parties. On March 16, 2018, the Alio Board met and received a report from management regarding confirmatory due diligence completed in respect of Rye Patch and the draft Arrangement Agreement. After consultation with its financial and legal advisors and based upon, among other things, the receipt of the oral Alio Fairness Opinion from RBC Capital Markets, which was later confirmed in writing (attached hereto as Schedule “D”), the Alio Board unanimously determined that the proposed transaction was in Alio’s best interest, approved the Arrangement Agreement and authorized Alio’s entrance into the Arrangement Agreement and resolved to recommend that Alio Shareholders vote in favour of the Alio Resolution.

On March 14, 2018, Alio engaged PI Financial Corp. to provide strategic advice in liasing and communicating with Rye Patch Shareholders to enage their endorsement and support of the transaction.

On March 18, 2018, Alio and Rye Patch entered into the Arrangement Agreement, Alio entered into the Rye Patch voting agreements with the directors and executive officers of Rye Patch and a joint press release was disseminated prior to the opening of markets on March 19, 2018.

Recommendation of the Alio Board

After careful consideration, including consultation with its independent legal and financial advisors, the Alio Board unanimously determined that the Arrangement was in the best interests of Alio. The Alio Board unanimously recommends that Alio Shareholders vote FOR the Alio Resolution.

Reason for the Recommendations of the Alio Board

In making its recommendation, the Alio Board consulted with Alio’s management, legal counsel to Alio and RBC Capital Markets, reviewed a significant amount of information and considered a number of factors, including those listed below.

In making its determinations and recommendations, the Alio Board considered and relied upon a number of substantive factors, including, among others:

•

Consistency with Strategy. The Alio Board views the Arrangement as being consistent with its strategy to create a mid-tier precious metals company, including the identification and development of districts with producing assets that may have near-mine exploration potential. The Alio Board believes that the Arrangement has the potential to diversify Alio’s current asset base, by adding assets in Nevada, and provides Alio with increased scale and liquidity, which it hopes will drive long-term shareholder value. Through the addition of Rye Patch’s assets in Nevada to the Ana Paula Project, the Alio Board hopes that the Arrangement will establish a strong platform for future growth. Specifically, the Alio Board believes that the Combined Company will have:

•

Increased asset diversification that may strengthen and de-risk Alio’s existing asset portfolio through the addition of a second producing asset in Nevada. Based on previous disclosure by each company, the Combined Company is expected to produce an approximate total of 165,000 ounces of gold in 2018 from two open-pit, heap leach operations at the San Francisco and Florida Canyon Mines. These figures come from Alio’s news release dated January 30, 2018 and Rye Patch’s Preliminary Economic Assessment effective March 16, 2016 and dated January 27, 2017 titled “Amended Technical Report – Preliminary Economic Assessment for the Florida Canyon Mine, Pershing County, Nevada”;

•

An enhanced growth profile with the potential (i) to increase the expected annual gold production at the Florida Canyon Project through anticipated low-cost capital expansion, (ii) for a long- lived open pit mine and (iii) for further development and exploration opportunities on large, district-scale properties with an expected exploration pipeline that includes an 18,000 hectare land package along the Oreana Trend in Nevada;

•

Improved cash flow generation to support project development as a result of expected cash flow generation from two mines to support the costs of the feasibility stage of the Ana Paula Project, which is anticipated to produce 115,000 ounces of gold per year based on the estimates included in the technical report entitled “NI 43-101 Technical Report, Amended Preliminary Feasibility Study, Guerrero, Mexico”, dated effective May 16, 2017, which is available on Alio’s SEDAR profile at www.sedar.com;

•

An enhanced capital markets profile and a potential re-rating as a result of the Combined Company’s increased market capitalization which may case the Combined Company to appeal to a broader shareholder base, which could improve shareholder liquidity;

•

A stronger balance sheet as a result of the Combined Company having approximately US$52 million in cash and cash equivalents and US$24 million in total debt (based on most recent estimates and before taking into account expected synergies associated with consolidating operations under one management team and one head office); and

•

An experienced leadership team and board as a result of the anticipated addition of Doug Jones from Rye Patch as the Combined Company’s Chief Operating Officer to the existing Alio management team, including Greg McCunn, as Chief Executive Officer, and Colette Rustad, as Chief Financial Officer. The board of directors of the Combined Company is expected to be Alio’s Board, led by Chairman Bryan Coates, with the expected addition of two directors from Rye Patch, Tim Baker and John Mansanti. If formed, the Combined Company expects to experience corporate synergies as management operations between Rye Patch and Alio are synthesized.

•

Opportunistic acquisition of a project of a size appropriate for acquisition by Alio, at a price that Alio believes does not fully reflect the value of the underlying asset due to Rye Patch’s small size and exposure to an undiversified operation that is not yet operating at full capacity and is encumbered by debt that, while material to Rye Patch, will have less impact on investors’ perception of the Combined Company;

•	Restructured Debt/ In conjunction with the Arrangement, MBL agreed not to exercise its right to require the immediate repayment of the existing Florida Canyon Project loan arising out of the proposed change of control of Rye Patch resulting from the Arrangement, subject to certain conditions. At the closing of the Arrangement, the outstanding principal owing on the MBL Florida Canyon Project loan is expected to be US$15 million. MBL and Alio have commenced discussions regarding a restructuring of the Florida Canyon Project loan at or after the closing of the Arrangement, and MBL has provided indicative terms for such a restructuring which remain subject to credit approval. The indicative terms for the restructuring envision the principal remaining outstanding under the Florida Canyon Project loan at the closing of the Arrangement being repaid over 12 equal quarterly payments along with accrued interest at the prevailing rates. Project loan type covenants under the existing Florida Canyon Project Loan, including forward-looking financial ratios, cash sweep provisions for early repayment of the loan and debt service and capital reserve account requirements, are anticipated to be replaced with a corporate guarantee and security from Alio and certain of its affiliates. The Company intends to continue to work with MBL to seek final credit approval ahead of the close of the Arrangement.

•

Extensive Due Diligence. Alio’s management team, technical services team and third party technical advisors completed a detailed due diligence review of Rye Patch and the Florida Canyon Project, which included site visits and a detailed technical review of the Florida Canyon Project’s resource estimates.

•

Alio Fairness Opinion. The Alio Board received the Alio Fairness Opinion (attached hereto as Schedule “D”) which concluded that, in the opinion of RBC Capital Markets, as of March 16, 2018 and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration provided for in the Arrangement Agreement was fair, from a financial point of view, to Alio. See “The Arrangement – Alio Fairness Opinion” and Schedule “D”.

•

Other Factors. The Alio Board also considered the Arrangement with reference to the current economic, industry and market trends affecting each of Alio and Rye Patch in their respective markets, information concerning the business, operations property, assets, financial condition, operating results and prospects of each of Alio and Rye Patch and the then historical trading prices of Alio Shares and the Rye Patch Shares.

The Alio Board also considered a variety of risks and other potentially negative factors relating to the Arrangement, including those matters described under the heading “Risk Factors Relating to the Arrangement”. After undertaking the foregoing considerations, the Alio Board believed that, overall, the anticipated benefits of the Arrangement to Alio outweighed these risks and negative factors.

In making its determinations and recommendation, the Alio Board also observed that a number of procedural safeguards were and are present to permit the Alio Board to represent effectively the interests of Alio Shareholders, including, among others:

•

Ability to Respond to Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement on Alio’s ability to solicit interest from third parties, the Arrangement Agreement allows Alio to engage in discussions or negotiations with respect to an unsolicited written Acquisition Proposal at any time prior to the Alio Shareholder Approval and after the Alio Board determines, in good faith, after consultation with its financial advisors and legal counsel, that such Acquisition Proposal could reasonably be expected to constitute or lead to a Superior Proposal; and

•	Reasonable Termination Fee. The amount of the Termination Fee, being C$4.0 million, is reasonable in the circumstances

The foregoing summary of the information and factors considered by the Alio Board is not intended to be exhaustive, but includes the material information and factors considered by the Alio Board in its consideration of the Arrangement. In view of the variety of factors and the amount of information considered in connection with the Alio Board’s evaluation of the Arrangement, the Alio Board did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and recommendation. The recommendation of the Alio Board was made after a consideration of all of the above-noted factors and other factors and in light of its knowledge of the business, financial condition and prospects of Alio and Rye Patch and was based upon the advice of the Alio Board’s financial advisors and legal counsel. In addition, individual members of the Alio Board may have assigned different weights to different factors.

Alio Fairness Opinion

Pursuant to an engagement letter dated January 29, 2018 (the “RBC Engagement Letter”), RBC Capital Markets agreed to provide Alio with financial analysis and advice in connection with a proposed transaction, including, among other things, the provision of the Alio Fairness Opinion.

On March 16, 2018, RBC Capital Markets delivered to the Alio Board its oral opinion, later confirmed in writing, that, as of such date and based upon and subject to the assumptions, limitations and qualifications set forth in the Alio Fairness Opinion, the Consideration provided for in the Arrangement Agreement was fair, from a financial point of view, to Alio.

The Alio Fairness Opinion was provided to the Alio Board for its exclusive use only in considering the Arrangement and may not be used or relied upon by any other person or for any other purpose. RBC Capital Markets has not prepared a formal valuation or appraisal of Alio, Rye Patch or any of their securities or assets, and the Alio Fairness Opinion should not be construed as such.

The terms of the RBC Engagement Letter provide that RBC Capital Markets will receive a fee for rendering the Alio Fairness Opinion and certain fees for its advisory services, a substantial portion of which is contingent upon the successful completion of the Arrangement. RBC Capital Markets is also to be reimbursed for its reasonable out of pocket expenses. Furthermore, Alio has agreed to indemnify RBC Capital Markets in certain circumstances against certain liabilities that might arise out of its engagement.

The Alio Fairness Opinion is given as of its date and RBC Capital Markets disclaims any undertaking or obligations to advise any person of any change in any fact or matter affecting the Alio Fairness Opinion which may come or be brought to the attention of RBC Capital Markets after the date of its opinion. Without limiting the foregoing, if RBC Capital Markets learns that any of the information it relied on in preparing the Alio Fairness Opinion was inaccurate, incomplete or misleading in any material respect, RBC Capital Markets reserves the right to change or withdraw the Alio Fairness Opinion.

The full text of the Alio Fairness Opinion which states, among other things, the assumptions made, the information reviewed and the matters considered by RBC Capital Markets in rendering the Alio Fairness Opinion, as well as the limitations and qualifications that the Alio Fairness Opinion is subject to, is attached as Schedule “D” and forms part of this Circular. Alio Shareholders are urged to read the full text of the Alio Fairness Opinion in its entirety. The summary of the Alio Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of such opinion. The Alio Fairness Opinion does not constitute a recommendation to any Alio Shareholder as to how such Alio Shareholder should vote in respect of the matters to be considered at the Meeting.

Description of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Schedule “F” to this Circular.

If approved, the Arrangement will become effective at the Effective Time (which is expected to be at 12:01 a.m. (Vancouver time) on a date to be determined not later than the Outside Date, or such later date as may be agreed to in writing by Rye Patch and Alio). At the Effective Time, the following shall occur and shall be deemed to occur sequentially, in the following order, without any further act or formality required on the part of any Person, in each case effective as at the Effective Time:

•

each Rye Patch Share (other than any Rye Patch Shares held by Alio and any Rye Patch Shares in respect of which any Rye Patch Shareholder has validly exercised his, her or its Dissent Right) shall be deemed to be transferred to Alio (free and clear of any liens) in exchange for 0.48 of a Alio Share and C$0.001;

•

each Rye Patch Share in respect of which any Rye Patch Shareholder has validly exercised his, her or its Dissent Right shall be directly transferred and assigned by such Dissenting Rye Patch Shareholder to Rye Patch (free and clear of any liens), and each Dissenting Rye Patch Shareholder will cease to have any rights as a Rye Patch Shareholder other than the right to be paid the fair value of such holder’s Rye Patch Shares;

•

with respect to each Rye Patch Share transferred and assigned: (i) the registered holder thereof will cease to be the registered holder of such Rye Patch Share and the name of such registered holder will be removed from the register of Rye Patch Shareholders as of the Effective Time; (ii) the registered holder thereof will be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Rye Patch Share; (iii) Alio will be the holder of all of the outstanding Rye Patch Shares and the register of Rye Patch Shareholders will be revised accordingly;

•

each outstanding Rye Patch Option will, without any further action on the part of any holder of Rye Patch Options, be exchanged for an option (each, a “Replacement Option”) to purchase, on the same terms and conditions as were applicable under such Rye Patch Option immediately prior to the Effective Time, such number of Alio Shares (rounded down to the nearest whole share) equal to: i) 0.48 multiplied by (ii) the number of Rye Patch Shares subject to such Rye Patch Option immediately prior to the Effective Date (as defined herein). Such Replacement Option shall provide for an exercise price per Alio Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Rye Patch Share otherwise purchasable pursuant to such Rye Patch Option; divided by (y) 0.48;

•	Alio will sell all the acquired Rye Patch Shares to SubCo in exchange for 100,000 common shares of SubCo in accordance with section 85 of the Tax Act, at an elected amount to be determined by Alio;

•	the stated capital of the acquired Rye Patch Shares is reduced to $1.00 without repayment of capital in respect thereof;

•

SubCo and Rye Patch will amalgamate with the same effect as if they were amalgamated under section 269 of the BCBCA (the “Amalgamation”) and will continue as one company (“NewCo”), except that the legal existence of Rye Patch will be deemed not to have ceased and Rye Patch will be deemed to have survived the Amalgamation as NewCo, and for the avoidance of doubt, the Amalgamation is intended to qualify as an amalgamation as defined in subsection 87(1) of the Tax Act. Without limiting the foregoing, with effect from the time of the Amalgamation; (i) the separate legal existence of SubCo will cease without SubCo being liquidated or wound-up and no disposition or transfer of title of Rye Patch’s assets will have occurred as a result of the Amalgamation, SubCo and Rye Patch will continue as one company, and the property of SubCo and Rye Patch immediately before the Amalgamation will become the property of NewCo; (ii) all rights of creditors or others will be unimpaired by the Amalgamation, all obligations of SubCo and Rye Patch immediately before the Amalgamation, whether arising by contract or otherwise, may be enforced against NewCo to the same extent as if such obligations had been incurred or contracted by it, and all liabilities of SubCo and Rye Patch immediately before the Amalgamation will become liabilities of NewCo; (iii) all rights, contracts, permits and interests of SubCo and Rye Patch immediately before the Amalgamation will continue as rights, contracts, permits and interests of NewCo and, for greater certainty, the Amalgamation will not constitute a transfer or assignment of the rights or obligations of SubCo and Rye Patch under any such rights, contracts, permits and interests; (iv) any existing cause of action, claim or liability to prosecution will be unaffected; and (v) a civil, criminal, quasi-criminal, administrative or regulatory action or proceeding being prosecuted or pending by or against SubCo and Rye Patch immediately before the Amalgamation may be prosecuted or its prosecution may be continued by or against NewCo; (vi) a conviction against, or ruling, order or judgment in favour of or against, SubCo or Rye Patch may be enforced by or against NewCo; (vii) the notice of articles and articles of Rye Patch immediately before the Amalgamation, including, for greater certainty, all descriptions of share capital therein, will become the notice of articles and articles of NewCo; (viii) the authorized share structure of Rye Patch immediately before the Amalgamation will be the authorized share structure of NewCo; (ix) Alio will receive one common share in the capital of NewCo in exchange for each common share in the capital of SubCo held immediately prior to the Amalgamation and all of the issued and outstanding common shares of SubCo and Rye Patch will be cancelled without any repayment of capital in respect thereof; (x) the name of NewCo will be determined by the Alio Board; (xi) the registered office and records office of NewCo will be the registered office of Rye Patch; (xii) the stated capital of the common shares of NewCo will be an amount equal to the paid-up capital, as that term is defined in the Tax Act, attributable to the common shares of SubCo immediately prior to the amalgamation; and

•	the exchanges and cancellations outlined above will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

The maximum number of Alio Shares issuable pursuant to the Arrangement is 51,341,549 which is equal to approximately 115% of the number of Alio Shares outstanding as of the date hereof. This number includes the Alio Shares issuable in exchange for Rye Patch Shares outstanding at the Effective Time, Alio Shares issuable on the exercise of the Replacement Options that are issuable on completion of the Arrangement, Alio Shares issuable on the exercise of Rye Patch Warrants, Alio Shares issuable on the exercise of the Rye Patch Agent Options and Alio Shares issuable on the conversion of the Rye Patch RSUs. Following completion of the Arrangement, former Alio Shareholders will own approximately 53% of the common shares of the Combined Company and former Rye Patch Shareholders will own approximately 47% of the common shares of the Combined Company.

Procedure for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to Division 5 of Part 9 of the BCBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

•	The Rye Patch Shareholder Approval and the Alio Shareholder Approval must be obtained;

•	The Court must grant the final order approving the Arrangement (the “Final Order”);

•	All conditions precedent to the Arrangement as further described in the Arrangement Agreement, including receipt of all necessary regulatory approvals, must be satisfied or waived by the appropriate Party; and

•

The Final Order, the Arrangement Records (as defined herein) and the related documents, in the form prescribed by the BCBCA, must be filed with the registrar of companies appointed pursuant to Section 400 of the BCBCA (the “Registrar”).

Rye Patch Shareholder Approval

To be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by Rye Patch Shareholders, present in person or represented by proxy and entitled to vote at the Rye Patch Meeting.

Alio Shareholder Approval

Pursuant to the rules of the TSX, the Alio Resolution requires the approval of a simple majority of the votes cast by Alio Shareholders present in person or represented by proxy at the Meeting, because the number of Alio Shares being issued or that are issuable under the Arrangement exceeds 25% of the number of Alio Shares which are currently outstanding.

Accordingly, to be effective, the Alio Resolution must be approved, with or without variation, by the affirmative vote of a majority of the votes cast by Alio Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Voting Agreements

In connection with the Arrangement, each of the Rye Patch Locked-Up Shareholders entered into a voting agreement with Alio.

The Rye Patch Locked-Up Shareholders collectively own or exercise control or direction over, in aggregate, 5% of Rye Patch Shares, 55% of Rye Patch Options, 8% of Rye Patch Warrants and 73% of Rye Patch RSUs, representing 5% of the Rye Patch Shares on a non-diluted basis and 7% of the Rye Patch Shares on a fully-diluted basis, as of the date of this Circular.

Pursuant to the voting agreements, each of the Rye Patch Locked-Up Shareholders have severally agreed, subject to the terms and conditions of the voting agreements, among other things, to vote in favour of the Arrangement Resolution, all of the Rye Patch Shares currently owned or controlled by such Rye Patch Locked-Up Shareholder (the “Initial Rye Patch Shares”) and any other Rye Patch Shares directly or indirectly acquired by or issued to the Rye Patch Locked-Up Shareholder after the date of the voting agreement (the “Additional Rye Patch Shares” and, together with the Initial Rye Patch Shares, the “Subject Rye Patch Shares”). The following is a summary of the principal terms of the voting agreements.

Except as otherwise noted below or in the voting agreements, each Rye Patch Locked-Up Shareholder has covenanted and agreed that it shall:

•

Vote, or cause to be voted, any Subject Rye Patch Shares entitled to vote in respect of the Arrangement (i) in favour of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement at the Rye Patch Meeting, or any adjournment or postponement thereof, and, other than in respect of the Arrangement, (ii) against any extraordinary corporate transaction involving Rye Patch or any of its subsidiaries, any sale, lease or transfer of any significant part of the assets of Rye Patch or any of its subsidiaries, any Acquisition Proposal, any material change in the capitalization, corporate structure or constating documents of Rye Patch or any of its subsidiaries or any action or agreement that would result in a breach of any covenant, representation warranty or any other obligation or agreement of Rye Patch under the Arrangement Agreement;

•

Not grant any proxies or powers of attorney with respect to any Subject Rye Patch Shares, deposit any Subject Rye Patch Shares into a voting trust, in any way transfer any of the voting rights associated with any of the Subject Rye Patch Shares, or enter into a voting agreement, understanding or arrangement with respect to the right to vote any of the Subject Rye Patch Shares, call meetings of Rye Patch Shareholders or give consents or approvals of any kind with respect to the Subject Rye Patch Shares, except that the Rye Patch Locked-Up Shareholder agrees to deliver or cause to be delivered to Rye Patch duly executed proxies instructing the holder thereof to vote in favour of the Arrangement and that the Rye Patch Locked-Up Shareholder will not take any action to withdraw, amend or invalidate any such proxy;

•

Use commercially reasonable efforts to take, or cause to be taken, all actions and to assist and cooperate with Rye Patch and Alio in doing all things to consummate and make effective the Arrangement, and the Rye Patch Locked-Up Shareholder agrees not to exercise any Dissent Rights in connection with the Arrangement;

•

Except if the Rye Patch Locked-Up Shareholder is a director or officer, and in such capacity, and to the extent permitted by the Arrangement Agreement, not take any action that could reasonably be expected to adversely affect the success of the Arrangement, including making any statements which may reasonably be construed as being against the Arrangement or any aspect thereof or bringing or threatening to bring any suit or proceeding for the purpose of, or which has the effect of, stopping, preventing, impeding, delaying or varying the Arrangement or any aspect thereof;

•

Except if the Rye Patch Locked-Up Shareholder is a director or officer, and in such capacity, and to the extent permitted by the Arrangement Agreement, not, directly or indirectly, make or participate in or take any action that would reasonably be expected to result in an Acquisition Proposal, or engaged in any discussion, negotiation or inquiries relating to any Acquisition Proposal, and will immediately notify Alio of any Acquisition Proposal or inquiry in respect of a potential Acquisition Proposal of which the Rye Patch Locked-Up Shareholder becomes aware; and

•

Not, directly or indirectly, sell, transfer pledge or assign or agree to sell, transfer pledge or assign any Subject Rye Patch Shares or any interest therein, or enter into any agreement in connection therewith, other than pursuant to the Arrangement, without Alio’s prior written consent, other than in respect of the exercise, exchange or conversion of Rye Patch Options or Rye Patch Warrants in accordance with their terms for Rye Patch Shares, which Rye Patch Shares shall become Subject Rye Patch Shares.

Each of the voting agreements shall be terminated and be of no further force or effect upon the earlier of the date on which the Parties to the voting agreement agree in writing, or the Arrangement Agreement is terminated in accordance with its terms.

Court Approval and Completion of the Arrangement

The Arrangement requires approval by the Court under Division 5 of Part 9 of the BCBCA. Prior to the mailing of this Circular, Rye Patch obtained an interim order providing for the calling and holding of the Rye Patch Meeting and other procedural matters (the “Interim Order”). A copy of the Interim Order is attached hereto as Schedule “H”. A copy of the petition in connection with the Final Order (as defined herein) (the “Petition”) is attached hereto as Schedule “G”. Conditional upon the approval of the Arrangement Resolution by Rye Patch Shareholders at the Rye Patch Meeting and the approval of the Alio Resolution by Alio Shareholders at the Meeting, the hearing in respect of the Final Order is expected to take place on or about May 24, 2018 at the courthouse at 800 Smithe Street, Vancouver, British Columbia, or as soon thereafter as is reasonably practicable.

Any Rye Patch Shareholder or other person who wishes to participate, to appear, to be represented and/or to present evidence or arguments at the hearing, must serve and file a response to Petition (a “Response”) as set out in the Interim Order, scheduled hereto as Schedule “H”, and as the Court may direct in the future. The Court will consider, among other things, the fairness and reasonableness of the Arrangement and the rights of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. The Court has further been advised that the Final Order granted by the Court will constitute the basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the Alio Shares to be issued pursuant to the Arrangement. If the hearing is postponed, adjourned or rescheduled then, subject to the further direction of the Court, only those persons having previously served a Response in compliance with the Interim Order will be given notice of the new date.

Although Rye Patch’s and Alio’s objective is to have the Effective Date occur as soon as possible after the Meeting, the Effective Date could be delayed for a number of reasons, including, but not limited to, an objection before the Court at the hearing for the application for the Final Order or any delay in obtaining any required regulatory approvals or clearances. Rye Patch or Alio may determine not to complete the Arrangement without prior notice to or action on the part of Rye Patch Shareholders or Alio Shareholders. See “The Arrangement Agreement – Termination of the Arrangement Agreement”.

Treatment of Rye Patch Options

Pursuant to the Arrangement, each outstanding Rye Patch Option will, without any further action on the part of any holder of a Rye Patch Option, be exchanged for a Replacement Option to acquire, on the same terms and conditions as were applicable under such Rye Patch Option immediately prior to the Effective Time, such number of Alio Shares (rounded down to the nearest whole Alio Share) equal to: (i) 0.48 multiplied by (ii) the number of Rye Patch Shares subject to such Rye Patch Option immediately prior to the Effective Date. Such Replacement Option shall provide for an exercise price per Alio Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Rye Patch Share otherwise purchasable pursuant to such Rye Patch Option; divided by (y) 0.48.

Stock Exchange Listing and Reporting Issuer Status

The Alio Shares currently trade on the TSX and the NYSE American under the symbol “ALO”. Alio has applied to the TSX and the NYSE American to list the Alio Shares issuable: (i) under the Arrangement, (ii) upon the exercise of the Replacement Options, (iii) upon the exercise of the Rye Patch Warrants, (iv) upon the exercise of Rye Patch Agent Options and (v) upon the exercise of the Rye Patch RSUs. It is a condition of the closing of the Arrangement that Alio will have obtained the approval of the TSX, subject only to the customary listing conditions, and of the NYSE American, subject to notice of issuance. See “Regulatory Matters – Stock Exchange Approvals”. Following completion of the Arrangement, it is expected that the Rye Patch Shares will be delisted from the TSX.V and that Rye Patch will make an application to cease to be a reporting issuer under applicable Securities Laws.

Exchange Procedure

Following receipt of the Final Order and prior to the Effective Time, Alio will deliver, or arrange to be delivered, to the Depositary (as defined herein) the Alio Shares and the cash required to be issued to the Rye Patch Shareholders in accordance with Section 3.1(a) of the Plan of Arrangement, which Alio Shares and cash will be held by the Depositary as agent and nominee for such former Rye Patch Shareholders for distribution to such former Rye Patch Shareholders in accordance with the provisions of Article 5 of the Plan of Arrangement.

Upon surrender to the Depositary for cancellation of a Rye Patch Share certificate (if applicable) which, immediately prior to the Effective Time, represented outstanding Rye Patch Shares that were transferred pursuant to Section 3.1(a) of the Plan of Arrangement, together with a duly completed and executed letter of transmittal (a “Letter of Transmittal”) and such additional documents and instruments as the Depositary may reasonably require, the Rye Patch Shareholder represented by such surrendered Rye Patch Share certificate (if applicable) will be entitled to receive in exchange therefor, and the Depositary will deliver to such Rye Patch Shareholder, the Alio Shares and cash which such Rye Patch Shareholder has the right to receive under the Arrangement Agreement for such Rye Patch Shares, and any certificate (if applicable) so surrendered will be cancelled.

Any exchange or transfer of Rye Patch Shares pursuant to the Plan of Arrangement will be free and clear of any liens or other claims of third parties of any kind.

Entitlement to Cash Consideration

In any case where the aggregate cash Consideration payable to a particular Rye Patch Shareholder under the Arrangement would include a fraction of a cent, the Consideration payable will be rounded down to the nearest whole cent.

Treatment of Fractional Shares

No fractional Alio Shares will be issued to Rye Patch Shareholders. Where the aggregate number of Alio Shares to be issued to a Rye Patch Shareholder as Consideration under the Arrangement Agreement would result in a fraction of an Alio Share being issuable, the number of Alio Shares to be received by such Rye Patch Shareholder shall be rounded down to the nearest whole Alio Share, in the event that a Rye Patch Shareholder is entitled to a fractional Alio Share representing 0.5 or less of an Alio Share, and shall be rounded up to the nearest whole Alio Share, in the event that a Rye Patch Shareholder is entitled to a fractional Alio Share representing more than 0.5 of an Alio Share.

Cancellation of Rights

Until surrendered, each Rye Patch Share certificate that, immediately prior to the Effective Time, represented Rye Patch Shares will be deemed after the Effective Time to represent only the right to receive, upon such surrender, the consideration to which the holder is entitled to receive in lieu of such Rye Patch Share certificate, as contemplated in Section 5.1 of the Plan of Arrangement. Any such Rye Patch Share certificate formerly representing Rye Patch Shares not duly surrendered on or before the sixth anniversary of the Effective Date will cease to represent a claim by or interest of any former holder of Rye Patch Shares of any kind or nature against or in Rye Patch or Alio. On such date, all Alio Shares to which such former holder was entitled will be deemed to have been surrendered and forfeited to Alio or Rye Patch, as applicable.

Right to Dissent

Pursuant to the Interim Order, registered holders of Rye Patch Shares are entitled to Dissent Rights, but only if they follow the procedures specified in the BCBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order. Alio Shareholders are not entitled to Dissent Rights in respect of the Arrangement.

Amalgamation

In accordance with the Plan of Arrangement, Alio will sell all of the Rye Patch Shares acquired from the Rye Patch Shareholders to SubCo in exchange for all 100,000 common shares of SubCo, after which SubCo and Rye Patch will amalgamate and continue as NewCo. NewCo will be a wholly-owned subsidiary of Alio and will operate Rye Patch’s existing business as currently carried on.

Interests of Certain Persons in the Arrangement

Pursuant to the Arrangement Agreement, after the Effective Time, Alio is expected to nominate Timothy C. Baker and John Mansanti to the Alio Board, and to appoint Doug Jones as the Chief Operating Officer of the Combined Company. After giving effect to the Arrangement, Timothy C. Baker, John Mansanti and Doug Jones will control 0.02%, 0.01% and 0.01%, respectively, of the Combined Company on a non-diluted basis, and 0.05%, 0.05% and 0.06%, respectively, of the Combined Company on a fully-diluted basis. As a result of the cash consideration included in the Arrangement, Mr. Baker, Mr Mansanti and Mr. Jones will also receive $13, $5 and $8, respectively. After the Effective Time, Mr. Baker, Mr. Mansanti and Mr. Jones are expected to maintain a business address at the corporate office of the Combined Company, which is expected to be Suite 507, 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

Depositary

Rye Patch and Alio will retain the services of the Depositary for the receipt of the Letters of Transmittal and the Rye Patch Share certificates (if applicable) representing Rye Patch Shares, and for the delivery of the Alio Shares in exchange for the Rye Patch Shares pursuant to the Arrangement Agreement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under Securities Laws and expenses in connection therewith.

Expenses of the Arrangement

Alio and Rye Patch have agreed in the Arrangement Agreement that each Party will pay all fees, costs and expenses incurred by such Party with respect to the Arrangement. The estimated costs to be incurred by Alio with respect to the Arrangement and related matters, including, without limitation, financial advisory, proxy solicitation, accounting and legal fees, the costs of the preparation, printing and mailing of this Circular, and other related documents and agreements, and stock exchange and regulatory filing fees, are expected to be, in aggregate, approximately $2.1 million.

INFORMATION RELATING TO THE COMBINED COMPANY

Overview

The Combined Company will be a publicly traded gold producer engaged in the operation, development, exploration and acquisition of resource properties. The Combined Company, through Alio as the parent of NewCo, will operate both of the businesses of Alio and Rye Patch. On completion of the Arrangement, Rye Patch Shareholders will be shareholders of the Combined Company. For more information relating to the business of Rye Patch, see Schedule “A” and the documents incorporated therein by reference. For more information relating to the business of Alio, see Schedule “B” and the documents incorporated therein by reference. See also “The Arrangement – Reasons for the recommendation of the Alio Board”. Alio’s existing policies and procedures, including those related to executive compensation and corporate governance, are not expected to change as a result of the completion of the Arrangement.

The articles of the Combined Company will be the same as the articles of Alio, and Alio will continue to be governed by the BCBCA. The corporate head office of the Combined Company is expected to be Suite 507, 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

Description of Material Properties

Following the completion of the Arrangement, the three principal properties of the Combined Company will be the Florida Canyon Project, located in Nevada, U.S., the San Francisco Project, located in Sonora, Mexico, and the Ana Paula Project, located in Guerrero, Mexico. For further information regarding such properties, see Schedule “A” and Schedule “B” and the documents incorporated therein by reference.

Organizational Chart

The chart below illustrates the corporate structure of the Combined Company immediately following the completion of the Arrangement.

(1)	Alio is the registered owner of 99.99% of the shares. The remaining 0.01% of the shares are held by nominal shareholders.

Pursuant to the Plan of Arrangement, Alio will sell all of the Rye Patch Shares acquired from the Rye Patch Shareholders to SubCo in exchange for all of the issued and outstanding shares of SubCo, after which SubCo and Rye Patch will amalgamate and continue as one company, NewCo. NewCo will be a wholly-owned subsidiary of Alio and will operate Rye Patch’s existing business as currently carried on.

Selected Unaudited Pro Forma Consolidated Financial Information

The following selected, unaudited pro forma financial information of the Combined Company has been derived from the audited consolidated financial statements of Alio, as at and for the years ended December 31, 2017 and December 31, 2016, and from the unaudited condensed consolidated interim financial statements of Rye Patch as at September 30, 2017 and for the three and nine months ended September 30, 2017 and 2016, after giving pro forma effect to the Arrangement on December 31, 2017.

The following selected, unaudited pro forma financial information and the unaudited pro forma condensed consolidated financial statements included as Schedule “C” hereto are presented for illustrative purposes only and are not necessarily indicative of: (i) the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma condensed consolidated financial statements; or (ii) of the results expected in future periods. Actual amounts recorded upon the consummation of the Arrangement will differ from the pro forma information below. No attempt has been made to calculate or estimate potential synergies between Alio and Rye Patch. You should read the unaudited pro forma consolidated financial information below together with (i) the condensed consolidated interim financial statements of Rye Patch for the nine months ended September 30, 2017, (ii) the audited consolidated annual financial statements of Alio as at and for the years ended December 31, 2017 and December 31, 2016 and (iii) the unaudited pro forma condensed consolidated financial statements. The effects of commercial production for Rye Patch announced in December 2017 have not been reflected in these statements at Dec 31, 2017. This adjustment will increase current assets of an amount for inventory related to the Rye Patch heap leach pad.

See the unaudited pro forma condensed consolidated financial statements of Alio following the completion of the Arrangement set forth in “Schedule “C” to this Circular.

As at December 31, 2017(1)(2)
(US$'000s)
Statement of Financial Position:

Cash and cash equivalents	37,779
Total current assets	95,776
Total assets	419,278

Total current liabilities	55,131
Total liabilities	124,129

Total equity	295,149
Total liabilities and equity	419,278

(1) Totals may not sume due to rounding
(2) The effects of commercial production have not been reflected in these statements at December 31, 2017 and a shift from total assets to current assets of an appropriate inventory amount for heap leach pad is expected

Year ended
December 31, 2017 (1)(2)
(US$'000s)
Statement of Income:

Metal Revenues	115,835
Cost of sales (including depreciation and depletion)	86,642
Earnings from mine operations	29,193

Corporate and administrative expenses	11,331
Royalty income	1,646

Earnings (loss) from operations	19,508

Other expense	1,348
Total tax expense	8,790

Earnings (loss) and total comprehensive income for the year	9,370

(1) Totals may not sume due to rounding
(2) The effects of commercial production have not been reflected in these statements at December 31, 2017 and a shift from total assets to current assets of an appropriate inventory amount for heap leach pad is expected

Pro Forma Consolidated Capitalization

The following table sets forth the consolidated capitalization of the Combined Company as at December 31, 2017 after giving effect to the Arrangement. For detailed information on the capitalization of Rye Patch as at September 30, 2017 and Alio as at December 31, 2017, see Rye Patch’s interim condensed consolidated financial statements for the nine month period ended September 30, 2017 and Alio’s consolidated annual audited financial statements as at and for the years ended December 31, 2017 and December 31, 2016. See also the unaudited pro forma condensed consolidated financial statements of Alio following the completion of the Arrangement, set forth in Schedule “C” to this Circular.

		Combined Company as at
		December 31, 2017 (after
	Alio as at	giving effect to the
	December 31, 2017	Arrangement)
Description	(US$000s)	(US$'000s)
Cash and cash equivalents	31,474	37,779
Rye Patch Cash Balance	-	9,516
Arrangement Transaction Costs	-	(3,149)
Arrangement	-	(62)

Credit facility and loan payable	-	30,411
Credit facility	-	22,560
Loan payable		2,851
Contingent consideration payable	-	5,000

Share equity	196,585	295,149
Arrangement	-	98,564

Total Capitalization:		325,560

Description of Share Capital

The share capital of the Combined Company will remain the share capital of Alio, other than in respect of the Alio Shares issuable, or reserved for issuance, in respect of the Arrangement, the Replacement Options issuable in respect of the Arrangement and the conversion of the Rye Patch Warrants, Rye Patch Agent Options and Rye Patch RSUs, pursuant to the terms of such Rye Patch Warrants, Rye Patch Agent Options, and Rye Patch RSUs, into share purchase warrants and agent options exercisable for Alio Shares.

Alio is currently authorized to issue an unlimited number of Alio Shares. As of the date of the Arrangement Agreement, 44,678,701 Alio Shares were issued and outstanding. Alio Shareholders are entitled to receive notice of and to attend and vote at all meetings of the Alio Shareholders and each Alio Share confers the right to one vote in person or by proxy at all meetings of the Alio Shareholders. Alio Shareholders are entitled to receive such dividends in any financial year as the Alio Board may by resolution determine. In the event of the liquidation, dissolution or winding-up of Alio, whether such liquidation, dissolution or winding-up is voluntary or involuntary, Alio Shareholders are entitled to receive the remaining property and assets of Alio on a pro-rata basis. In addition, as of the date of the Arrangement Agreement, 3,034,494 Alio Shares were issuable on the exercise of the Alio Options and there were 5,851,000 Alio Shares issuable upon the exercise of 22,231,000 outstanding warrants to purchase Alio Shares.

Alio is also authorized to issue an unlimited number of non-voting convertible preference shares without par value, none of which were issued and outstanding during the year ended December 31, 2017 and none of which are currently issued and outstanding. The convertible preference shares are non-voting, non-dividend paying and rank equally in all other material respects with the Alio Shares. The convertible preference shares are convertible into Alio Shares for no additional consideration.

Pursuant to the Arrangement Agreement, in exchange for all of the issued and outstanding Rye Patch Shares, and assuming no Dissent Rights are exercised, Alio is expected to issue approximately 39 million Alio Shares. Alio is also required to issue one Replacement Option for each Rye Patch Option outstanding as of the Effective Time. As of the date of this Circular, 1,554,314 Alio Shares would be issuable on the exercise of the Replacement Options. Following the completion of the Arrangement, the Combined Company will continue to issue options pursuant to the existing Alio Stock Option Plan. Finally, in connection with the Arrangement, Alio will reserve for issuance 10,777,678 Alio Shares upon the exercise of the Rye Patch Warrants, Rye Patch Agent Options and Rye Patch RSUs.

Dividends

Holders of Alio Shares are entitled to dividends as and when declared by the Alio Board. Alio has never declared or paid any cash dividends on the Alio Shares and does not intend to pay any cash dividends following the completion of the Arrangement, as it is anticipated that it will retain any future earnings for use in the development of the Combined Company’s business and for general corporate purposes.

Principal Holders of Shares

Immediately following the completion of the Arrangement, former Alio Shareholders will hold approximately 53% of the issued and outstanding common shares of the Combined Company (the “Combined Company Shares”), while former Rye Patch Shareholders will hold approximately 47% of the issued and outstanding Combined Company Shares, assuming that none of the Rye Patch Options, Rye Patch Warrants, Rye Patch Agent Options or Rye Patch RSUs are exercised prior to the closing of the Arrangement.

To the knowledge of the directors and executive officers of Alio and Rye Patch, following the completion of the Arrangement, there will be no persons who beneficially own, or control or direct, directly or indirectly, voting shares carrying 10% or more of the voting rights attached to any class of voting shares of the Combined Company.

The Arrangement will not materially affect control (as such term is defined in the TSX Company Manual) of Alio.

Auditor and Transfer Agent of the Combined Company

Deloitte LLP, the current auditor of Alio, is expected to become the auditor of the Combined Company following the completion of the Arrangement.

Computershare Trust Company of Canada, the current transfer agent of Alio, is expected to become the transfer agent of the Combined Company following the completion of the Arrangement.

Government and Management of the Combined Company

Following the completion of the Arrangement, the board of directors of the Combined Company is expected to be comprised of nine directors, two of whom will be nominees of Rye Patch and seven of whom will be incumbent directors of Alio. Seven of the initial directors of the Combined Company will be independent. For information regarding the incumbent directors of Alio, see “Election of Directors”. Following is comparable information regarding the two Rye Patch nominees.

The directors of the Combined Company will hold office until the next annual general meeting of the shareholders of the Combined Company, or until their respective successors have been duly elected or appointed, unless such director’s office is earlier vacated in accordance with the articles of the Combined Company or within the provisions of the BCBCA.

The following table sets forth certain information regarding the individuals who will serve as directors of the Combined Company, including their place of residence, age, expected status as independent or non-independent, anticipated board committee memberships, the period of time for which each director has served as a director of Alio or Rye Patch, as applicable, each director’s principal occupation, business or employment for the past five years, the number of Combined Company Shares expected to be beneficially owned by each director, directly or indirectly, or over which each director exercises control or direction after giving effect to the Arrangement, and the cumulative number of Alio Options and Rye Patch Options and Alio Warrants and Rye Patch Warrants and Rye Patch RSUs held by, or credited to, each director, in each case, as of the date hereof.

Timothy C. Baker Age: 66 Toronto, Ontario Canada Rye Patch Director since December 14, 2016 Independent	Principal Occupation: Non-Executive Chairman of the Board of Directors of Golden Star Resources Ltd.

Biography: Mr. Baker has over 35 years experience with globally focused mid-tier and senior mining companies in management and operations. He is currently Chairman of the Board of Golden Star Resources, and a director on the Antofagasta PLC and Sherritt International boards. He previously served as Executive Vice-President and Chief Operating Officer at Kinross Gold Corp. Prior to joining Kinross in 2006, Mr. Baker was Executive General Manager of Placer Dome Chile. He has previously managed mining operations in Chile, Tanzania, Venezuela and the U.S., and held production and geological roles in Kenya, Liberia and Canada. Mr. Baker has a Bachelor of Science degree in geology from Edinburgh University and is a member of the Institute of Corporate Directors.

Combined Company Securities Expected to be Held
Common Shares	Options	Warrants	RSUs
12,776	38,329	Nil	10,784
John Mansanti MBA, P.Eng Age: 62 Denver, Colorado United States Rye Patch Director since July 12, 2017 Independent

Principal Occupation: President and Chief Executive Officer for Crystal Peak Minerals Inc.

Biography: Mr. Mansanti has almost 40 years of experience in the management of mining operations and projects, with over 30 of those years in operations and project management in precious and base metals, primarily in Nevada. His experience spans all levels of site and corporate operations, from exploration through product sales, including project permitting and compliance. While working in Nevada, he was also active in the Nevada Mining Association and served as the 2006 president of the association. Mr. Mansanti is a graduate of the Montana College of Mineral Science and Technology with degrees in Chemistry and Mineral Processing Engineering. He has published multiple technical papers and a chapter on potash processing, and is an active member of the Society of Mining, Metallurgy and Exploration and is the 2017 Society of Mining, Metallurgy and Exploration President.

Combined Company Securities Expected to be Held
Common Shares	Options	Warrants	RSUs
5,392	38,200	Nil	10,784

Following the completion of the Arrangement, the following individuals are expected to serve as executive officers of the Combined Company.

Name, Municipality of Residence and Position with the Company	Officer Since	Principal Occupation for the Past Five Years
Greg McCunn Vancouver, British Columbia, Canada Chief Executive Officer and Director	Alio Officer Since February 1, 2017

Chief Executive Officer and Director of Alio (February 2017 to present); Chief Financial Officer of Asanko Gold Inc. (April 2011 to January 2017); Chief Executive Officer and Director of Stratton Resources Inc. (May 2011 to June 2013); Director of Auryn Resources Inc. (September 2012 to May 2013).

Douglas M. Jones Bozeman, MT United States Chief Operating Officer	Rye Patch Officer Since February 12, 2018

Chief Operating Officer of Rye Patch since (February 2018 to present); Independent Consulant, Vancouver, BC and Montana, USA (January 2017 to February 2018); Senior Vice President for Eldorado Gold (May 2011 to January 2017).

Colette Rustad Vancouver, British Columbia, Canada Chief Financial Officer and Executive Vice- President	Alio Officer Since May 15, 2017

Alio’s Executive Vice President and Chief Financial Officer (May 2017 to present); Principal, CBR Consulting (June 2016 - May 2017); Senior Vice President, Treasurer, Goldcorp Inc. (2015- 2016); and Senior Vice-President, Controller, Goldcorp Inc. (April 2007 to August 2014).

Jason Gregg Surrey, British Columbia, Canada Executive Vice- President, Human Resources	Alio Officer Since March 1, 2017	Alio’s Executive Vice President, Human Resources (March 2017 to present); Vice President, Human Resources of Kirkland Lake Gold (December 2016 to February 2017); Vice President, Human Resources & Environment of Newmarket Gold (acquired by Kirkland Lake Gold) (July 2015 to November 2016); Senior Human Resources Consultant of Invictus Management Services (November 2014 to June 2015); Executive Human Resources Consultant (self- employed) (Feb 2014 to Oct 2014); Group Human Resources Manager- Americas of Nyrstar (August 2011 to July 2013)
Paul Hosford Maple Ridge, British Columbia, Canada Vice-President Project Development	Alio Officer Since July 1, 2017

Alio’s Vice President, Project Development (July 2017 to present); Project Director, Rainy River of New Gold Inc. (January 2014 to February 2017); Feasibility Study Director of New Gold Inc. (December 2011 to December 2013).

Miguel Bonilla Hermosillo, Sonora, Mexico Country Manager, Mexico	Alio Officer Since November 12, 2009	Alio’s Country Manager Mexico (March 2017 to present); Alio’s Vice-President Finance, Mexico (November 2009 to February 2017).

After giving effect to the Arrangement, it is expected that the number of Combined Company Shares beneficially owned, directly or indirectly, or over which control or direction will be exercised, by the proposed directors and officers of the Combined Company and their associates and affiliates, will be an aggregate of approximately 517,258 Combined Company Shares, representing approximately 0.62% of the estimated outstanding Combined Company Shares on an undiluted basis following the completion of the Arrangement.

Risk Factors

The risk factors relating to the Combined Company are not expected to differ significantly from the risk factors applicable to Rye Patch’s and Alio’s individual businesses, which are discussed in greater detail in Schedule “A” and Schedule “B”, respectively, of this Circular. These risk factors include certain risks relating to the Arrangement, which are discussed in greater detail in the Circular under the heading “Risk Factors Relating to the Arrangement”.

Stock Exchange Listings

Shortly after the Effective Date, it is expected that the Rye Patch Shares will delist from the TSX.V and that Rye Patch will cease to be a reporting issuer under the Securities Laws of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. The Alio Shares will continue to be listed on the TSX and NYSE American under the symbol “ALO”. Alio has applied to have the Alio Shares issuable to Rye Patch Shareholders pursuant to the Arrangement Agreement listed and posted for trading on the TSX, and will apply to have such shares listed and posted for trading on the NYSE American. Listing will be subject to Alio receiving approval from, and fulfilling all of the requirements of, the TSX and the NYSE American.

INFORMATION RELATING TO RYE PATCH

Please see Schedule “A” for a description of the business, operations, capitalization and for other information concerning Rye Patch.

INFORMATION RELATING TO ALIO

Please see Schedule “B” for a description of the business, operations, capitalization and for other information concerning Alio.

THE ARRANGEMENT AGREEMENT

The Arrangement will be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. The following is a summary of the principal terms of the Arrangement Agreement and Plan of Arrangement. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which is incorporated by reference herein and has been filed by Rye Patch and Alio on their respective SEDAR profiles at www.sedar.com and under Alio’s profile on EDGAR at www.sec.gov, and to the Plan of Arrangement, which is attached hereto as Schedule “F”.

On March 18, 2018, Rye Patch and Alio entered into the Arrangement Agreement, pursuant to which Rye Patch and Alio agreed that, subject to the terms and conditions set forth in the Arrangement Agreement, Alio will acquire all of the issued and outstanding Rye Patch Shares. Upon completion of the Arrangement, each Rye Patch Shareholder (other than Dissenting Rye Patch Shareholders) will receive, in exchange for each Rye Patch Share, 0.48 of an Alio Share and C$0.001 in cash. The terms of the Arrangement Agreement are the result of arm’s length negotiations conducted between representatives of the Alio Board and the Rye Patch special committee and their respective advisors.

Effective Date

If the Arrangement Resolution is passed and Alio Shareholder Approval is obtained, the Final Order of the Court is obtained approving the Arrangement and all other conditions to the Arrangement becoming effective are satisfied or waived, the Arrangement will become effective at the Effective Time (anticipated to be 12:01 a.m. (Vancouver time) on the Effective Date). It is currently expected that the Effective Date will occur in late May, 2018.

Representations and Warranties

The Arrangement Agreement contains representations and warranties made by Rye Patch to Alio and representations and warranties made by Alio to Rye Patch. Those representations and warranties were made solely for the purposes of the Arrangement Agreement and are subject to important qualifications and limitations agreed to by the Parties in connection with negotiating its terms. Moreover, some of the representations and warranties contained in the Arrangement Agreement are subject to a contractual standard of materiality (including a material adverse effect) that is different from that generally applicable to the public disclosure to Rye Patch Shareholders or Alio Shareholders, as the case may be, or those standards used for the purpose of allocating risk between parties to an agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The representations and warranties provided by Rye Patch in favour of Alio relate to, among other things: (a) the approval of the Arrangement Agreement by the Rye Patch Board; (b) the receipt of a fairness opinion from Capital West, determining that the transaction is fair to Rye Patch Shareholders; (c) the due incorporation, existence, and power and authority of Rye Patch and its subsidiaries to own its assets and conduct its business in compliance with the permitting and registration requirements of the applicable governmental entities; (d) the corporate power, authority and capacity of Rye Patch to enter into the Arrangement Agreement and perform its obligations thereunder; (e) the execution and delivery of the Arrangement Agreement and the performance by it of its obligations thereunder will not: (i) result in a violation, conflict or default under Rye Patch’s articles or by-laws, any material permit or material contract to which Rye Patch, its subsidiaries or any of its properties or assets are bound, (ii) subject to obtaining key regulatory approvals, result in a violation or breach of or default under any laws, regulation, order, judgment or decree applicable to Rye Patch, its subsidiaries or its properties or assets, or cause the suspension or revocation of any permit of Rye Patch or its subsidiaries, (iii) give rise to any rights of first refusal or trigger any change of control provisions except as disclosed in the Rye Patch Disclosure Letter, or (iv) result in imposition of any liens on assets of Rye Patch or its subsidiaries; (f) the capitalization of Rye Patch; (g) Rye Patch’s reporting issuer status in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador; (h) Rye Patch’s ownership of its subsidiaries; (i) Rye Patch’s compliance with all filing requirements for public documents in accordance with the TSX.V requirements and all applicable Securities Laws; (j) Rye Patch’s financial statements; (k) Rye Patch’s internal controls and financial reporting; (l) the accuracy of the books, records and accounts of Rye Patch and its subsidiaries; (m) the accuracy of the corporate minute books of Rye Patch and its subsidiaries; (n) the absence of undisclosed liabilities other than as set out in the Rye Patch Public Disclosure Record, incurred in the ordinary course of business since July 31, 2014 or as otherwise provided by Rye Patch to Alio; (o) the absence of certain material changes or events since December 31, 2016 which has not been disclosed in the Rye Patch Disclosure Record; (p) except as disclosed in the Rye Patch Disclosure Letter, the absence of any claims or proceedings against Rye Patch or any of its subsidiaries; (q) tax related matters; (r) Rye Patch’s title, mineral interests and rights to the Florida Canyon Project, Lincoln Hill Project and Wilco Project; (s) the performance of all obligations under Rye Patch’s material contracts; (t) the sufficiency and compliance with required permits necessary for conducting the business of Rye Patch except as provided by Rye Patch to Alio; (u) environmental matters; (v) Rye Patch’s technical disclosure related to mineral deposits being in compliance with NI 43-101; (w) Rye Patch being in compliance with all applicable laws and having the necessary authorization from regulatory authorities for conducting the business of Rye Patch; (x) employee benefits, employment and labour matters; (y) compliance with any applicable laws except as provided by Rye Patch to Alio; (z) the absence of cease trade orders; (aa) except as disclosed in the Rye Patch Disclosure Letter, the absence of related party transactions; (bb) the absence of any expropriation order from a governmental entity relating to the property and assets of Rye Patch; (cc) the absence of registration rights of Rye Patch Shareholders to register or otherwise qualify the Rye Patch Shares for public sale or distribution; (dd) except as otherwise disclosed by Rye Patch to Alio, the absence of any person with any other right of participation in any of the material properties or assets owned by Rye Patch or any of its subsidiaries; (ee) the absence of any restrictions on the business activities of Rye Patch by any judicial body or governmental entity; (ff) retainment of brokers; (gg) the validity of insurance policies and coverage; (hh) compliance with anti-bribery legislation; and (ii) the absence of a shareholder rights plan, “poison pill” antitakeover plan or similar defensive device.

The representations and warranties provided by Alio in favour of Rye Patch relate to, among other things: (a) the approval of the Arrangement Agreement by the Alio Board; (b) the due incorporation, existence, and power and authority of Alio and its subsidiaries to own its assets and conduct its business in compliance with the permitting and registration requirements of the applicable governmental entities; (c) the corporate power and authority of Alio to enter into the Arrangement Agreement and perform its obligations thereunder; (d) the execution and delivery of the Arrangement Agreement, and the performance by it of its obligations thereunder will not: (i) result in a violation, conflict or default under Alio’s articles or bylaws, any material permit or material contract to which Alio, its subsidiaries or any of its properties or assets are bound, (ii) subject to obtaining key regulatory approvals, result in a violation or breach of or default under any laws, regulation, order, judgment or decree applicable to Alio, its subsidiaries or its properties or assets, or cause the suspension or revocation of any permit of Alio or its subsidiaries (iii) give rise to any rights of first refusal or trigger any change of control provisions, or (iv) result in the imposition of any liens on assets of Alio or its subsidiaries; (e) the capitalization of Alio; (f) Alio’s reporting issuer status in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador; (g) Alio’s ownership of its subsidiaries; (h) Alio’s compliance with all filing requirements for public documents in accordance with TSX requirements and applicable Securities Laws; (i) Alio’s financial statements; (j) Alio’s internal controls and financial reporting; (k) the accuracy of the books, records and accounts of Alio and its subsidiaries; (l) the accuracy of the corporate minute books of Alio and its subsidiaries; (m) the absence of undisclosed liabilities other than as identified in the Alio Public Disclosure Record; (n) the absence of certain material changes or events since December 31, 2017; (o) the absence of any material claims or proceedings against Alio or any of its subsidiaries; (p) tax related matters; (q) Alio’s title, mineral interests and rights to the Ana Paula Project and the San Francisco Project; (r) the performance of all obligations under Alio’s material contracts; (s) the sufficiency and compliance with required permits; (t) environmental matters; (u) Alio technical disclosure related to mineral deposits being in compliance with NI 43-101; (v) Alio being in compliance with any applicable laws and having the necessary authorization from regulatory authorities for conducting the business of Alio; (w) the absence of cease trade orders; (x) except as disclosed in the Alio Disclosure Letter, the absence of related party transactions; (y) the absence of any expropriation order from a governmental entity relating to the property and assets of Alio; (z) the absence of registration rights of Alio Shareholders to register or otherwise qualify the Alio Shares for public sale or distribution; (aa) the absence of any person with any other right of participation in any of the material properties or assets owned by Alio or any of its subsidiaries; (bb) the absence of any restrictions on the business activities of Alio by any judicial body or governmental entity; (cc) retainment of brokers; (dd) the validity of insurance policies and coverage; and (ee) compliance with anti-bribery legislation.

Conditions Precedent to the Arrangement

Mutual Conditions

The obligations of the Parties to complete the Arrangement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived in whole or in part with the mutual consent of Rye Patch and Alio:

•	the Rye Patch Shareholder Approval shall have been obtained at the Rye Patch Meeting in accordance with the Interim Order;

•	the Alio Shareholder Approval will have been obtained at the Meeting;

•

the Interim Order and the Final Order will each have been obtained on terms consistent with the Arrangement Agreement and in form and substance satisfactory to each Party, acting reasonably, and will not have been set aside or modified in a manner unacceptable to either of the Parties, acting reasonably, on appeal or otherwise;

•

there will not exist any prohibition at law, including a non-appealable cease trade order, injunction or other prohibition or order at law or under of any governmental entity of competent jurisdiction, which shall restrain, enjoin, make illegal or otherwise prohibit or prevent the consummation of the Arrangement;

•

Key Regulatory Approvals, including approval from the TSX.V, approval from the TSX, approval from the NYSE American and expiration or early termination of any applicable waiting period under the Hart- Scott-Rodino Antitrust Improvements Act of 1976 (to the extent required) shall have been obtained;

•	Key Third Party Consents shall have been obtained;

•

the TSX will have conditionally approved and NYSE American will have approved the listing thereon of the Alio Shares to be issued pursuant to the Arrangement and any Alio Shares to be issued upon exercise of Replacement Options, Rye Patch Warrant, Rye Patch Agent Options and the Rye Patch RSUs, subject only to the customary listing conditions of the TSX and notice of issuance to the NYSE American, respectively; and

•

the distribution of the Alio Shares pursuant to the Arrangement will be exempt from the prospectus and registration requirements of applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Securities Laws.

Additional Conditions in Favour of Alio

The obligations of Alio to complete the Arrangement are subject to the fulfillment of each of the following additional conditions precedent at or before the Effective Time (each of which is for the exclusive benefit of Alio and may be waived by Alio in whole or in part at any time):

•	all covenants of Rye Patch under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Alio will have been duly performed by Rye Patch in all material respects;

•

all representations and warranties of Rye Patch will be true and correct as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date), except where any failure or failures of any such representations and warranties would not reasonably be expected to have a Material Adverse Effect with respect to Rye Patch;

•	since the date of the Arrangement Agreement, there will not have occurred any Material Adverse Effect in respect of Rye Patch;

•

Rye Patch will have provided to Alio a complete list of all employees of Rye Patch and its subsidiaries, together with their titles, service dates and material terms of employment, including current wages, salaries or hourly rate of pay and bonus (whether monetary or otherwise). Rye Patch will have also provided a list of any employees on long-term disability leave, extended absence or worker’s compensation leave;

•	Rye Patch will have provided to Alio a list of employees of Rye Patch and any of its subsidiaries with written employment contracts;

•	Rye Patch will have provided to Alio a complete list of the Rye Patch Benefit Plans;

•	holders of no more than 5% of the Rye Patch Shares will have exercised their Dissent Rights in connection with the Arrangement; and

•

Alio will have received a certificate of Rye Patch addressed to Alio and dated the Effective Date, signed on behalf of Rye Patch by two senior executive officers of Rye Patch (on Rye Patch’s behalf and without personal liability), confirming the above bulleted conditions in favour of Alio as at the Effective Time.

Additional Conditions in Favour of Rye Patch

The obligations of Rye Patch to complete the Arrangement are subject to the fulfillment of each of the following additional conditions precedent at or before the Effective Time (each of which is for the exclusive benefit of Rye Patch and may be waived by Rye Patch in whole or in part at any time):

•	all covenants of Alio under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Rye Patch will have been duly performed by Alio in all material respects;

•

all representations and warranties of Alio will be true and correct as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date), except where any failure or failures of any such representations and warranties would not reasonably be expected to have a Material Adverse Effect with respect to Alio;

•	since the date of the Arrangement Agreement, there will not have occurred any Material Adverse Effect in respect of Alio; and

•

Alio will have fully satisfied its obligations under the Arrangement Agreement to deliver or cause to be delivered to the Depositary in escrow pending the Effective Time, sufficient Alio Shares (and any treasury directions addressed to Alio’s transfer agent as may be necessary) to satisfy the aggregate number of Alio Shares to be paid to Rye Patch Shareholders (other than Dissenting Rye Patch Shareholders) under the Arrangement;

•	Alio will have appointed, subject to the consummation of the Arrangement, the Rye Patch Board Nominees to the Rye Patch Board;

•

Rye Patch will have received an opinion of Dorsey & Whitney LLP, counsel to Rye Patch, or such other tax counsel reasonably satisfactory to Alio, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Effective Date, to the effect that the Arrangement should qualify as a reorganization under Section 368(a) of the Code. In rendering such opinion, such counsel may require and shall be entitled to rely upon reasonable and customary representations and covenants, including those contained in representation letters signed by officers of Alio, Rye Patch and SubCo (as defined in the Plan of Arrangement); and

•

Rye Patch will have received a certificate of Alio, addressed to Rye Patch and dated the Effective Date, signed on behalf of Alio by two senior executive officers (on Alio’s behalf and without personal liability), confirming the above bulleted conditions in favour of Rye Patch under this section as at the Effective Time.

Covenants

In the Arrangement Agreement, each of Rye Patch and Alio has agreed to certain covenants, including customary affirmative and negative covenants relating to the operation of their respective businesses, and using commercially reasonable efforts to satisfy the conditions precedent to their respective obligations under the Arrangement Agreement.

The Parties shall, and shall cause each of its subsidiaries to, conduct their respective business in the ordinary course consistent with past practice and, to the extent consistent therewith, use its reasonable best efforts to (i) preserve intact the present business organization, (ii) maintain in effect all material permits, (iii) keep available the services of present officers, key employees and key consultants, (iv) comply in all material respects with the terms of each material contract to which it or any of its subsidiaries is a party, and (v) preserve intact the material relationships with suppliers, distributors and employees.

Covenants of Rye Patch Regarding the Conduct of Business

Without limiting the generality of the foregoing, Rye Patch shall not, nor shall it permit any of its subsidiaries to, directly or indirectly, without the prior written consent of Alio:

•	take any action except in the ordinary course of business;

•

amend its notice of articles, articles, charter, by-laws or other comparable organizational documents or split, combine, reclassify or create a new class of any shares in the capital of Rye Patch or any of its subsidiaries, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Rye Patch Shares or any other securities of Rye Patch or any of its subsidiaries;

•

offer, issue, grant, deliver, sell or pledge, or agree to offer, issue, grant, deliver, sell or pledge, any shares or other securities of Rye Patch or its subsidiaries other than in connection with the issuance of Rye Patch Shares issuable pursuant to the terms of the outstanding Rye Patch Options, the issuance of Rye Patch Shares issuable pursuant to the terms of the outstanding Rye Patch RSUs and the issuance of Rye Patch Shares issuable pursuant to the terms of the outstanding Rye Patch Warrants;

•	redeem, purchase or otherwise acquire, or offer or agree to redeem, purchase or otherwise acquire, any outstanding securities of Rye Patch or any of its subsidiaries;

•	adopt a plan of liquidation or dissolution providing for the liquidation or dissolution of Rye Patch or any of its subsidiaries;

•	amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS;

•

make, amend or rescind any tax election, adopt or change any method of tax accounting, or any annual tax accounting period settle or compromise any tax liability, file any material amended return, surrender any right to claim a material tax refund or reduction in respect of taxes, enter into any closing agreement with respect to any material tax, or consent to the extension or waiver of the limitation period applicable to any material tax claim or assessment;

•

do any of the following: (i) sell assets for an amount greater than $100,000 in the aggregate; (ii) acquire assets for an amount greater than $10,000 in the aggregate; (iii) except in the ordinary course of business, incur new liabilities; (iv) pay, discharge or satisfy any obligation for an amount greater than $100,000; (v) waive, release, transfer or grant any legal rights of material value; or (vi) agree or propose to do any of the foregoing;

•

other than as necessary to comply with the Plan of Arrangement, existing contracts or Rye Patch’s Benefit Plans, or in the ordinary course of business consistent with past practice, grant an increase in compensation or comparable benefit of any form, take steps to hire or terminate employees or consultants of Rye Patch or its subsidiaries, make a loan to any employee or adopt any collective bargaining agreement;

•

settle, pay, discharge, satisfy, compromise, waive, assign or release any action, claim or proceeding brought against Rye Patch and/or any of its subsidiaries or any action, claim or proceeding brought by any present, former or purported holder of its securities for an amount that exceeds $10,000 in the aggregate;

•

enter into any agreement or arrangement that limits or otherwise restricts in any material respect Rye Patch or any of its subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Rye Patch or any of its subsidiaries, from competing in any manner;

•	waive, release or assign any material rights, claims or benefits of Rye Patch or any of its subsidiaries;

•

except as contemplated by the Arrangement Agreement, enter into any agreement that, if entered into would be a material contract or modify, amend in any material respect, transfer or terminate any material contract, or waive, release or assign any material rights or claims thereto or thereunder;

•

take any action or fail to take any action, which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any governmental entities to institute proceedings for the suspension, revocation or limitation of rights under, any material permits necessary to conduct the business of Rye Patch and its subsidiaries as now conducted, or fail to prosecute with commercially reasonable due diligence any pending applications to any governmental entities for regulatory approvals; or

•	take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Rye Patch to consummate the Arrangement.

Covenants of Rye Patch Relating to the Arrangement

Rye Patch shall, and shall cause its subsidiaries to, perform all obligations required to be performed by Rye Patch, co-operate with Alio and do all such other acts and things as may be necessary or desirable in order to consummate the Arrangement and Rye Patch shall and, where applicable, shall cause its subsidiaries to:

•	use commercially reasonable efforts to obtain and assist Alio in obtaining all required regulatory approvals;

•	use commercially reasonable efforts to obtain all third party consents, approvals and notices required under any material contracts to which Rye Patch or any of its subsidiaries is a party, and all key third party consents;

•	defend all lawsuits or other legal, regulatory or other proceedings against Rye Patch challenging or affecting the consummation of the Arrangement;

•	provide such assistance as may be reasonably requested by Alio for the purposes of completing the Meeting;

•

subject to applicable law, make available and cause to be made available to Alio, and its agents and advisors, information reasonably requested by Alio for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of Alio and Rye Patch following completion of the Arrangement and confirming the representations and warranties of Rye Patch set out in the Arrangement Agreement;

•	use commercially reasonable efforts to satisfy all conditions precedent in the Arrangement Agreement and take all steps set forth in the Interim Order;

•

provided that the Effective Date has occurred, Rye Patch will use its commercially reasonable efforts to obtain and deliver to Alio at the Effective Time duly executed and legally binding resignations, effective as of the Effective Date, of each director and officer of Rye Patch and its subsidiaries as Alio may reasonably require, together with corresponding releases in favour of Rye Patch and its subsidiaries, as applicable, each in form and substance satisfactory to Alio, acting reasonably;

•	deliver to each director and officer who delivers a resignation a release in favour of such resigning director or officer, each in form and substance satisfactory to Alio, acting reasonably; and

•	vote any and all Alio Shares held by it on the Record Date for the Meeting in favour of the Arrangement.

Covenants of Alio Regarding the Conduct of Business

Without limiting the generality of the foregoing, Alio shall not, nor shall it permit any of its subsidiaries to, directly or indirectly, without the prior written consent of Rye Patch:

•

amend its notice of articles, articles, charter, by-laws or other comparable organizational documents or split, combine, reclassify or create a new class of any shares in the capital of Alio or any of its subsidiaries, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Alio Shares or any other securities of Alio or any of its subsidiaries;

•

offer, issue, grant, deliver, sell or pledge, or agree to offer, issue, grant, deliver, sell or pledge, any shares or other securities of Alio or its subsidiaries other than in connection with the issuance of Alio Shares issuable pursuant to the terms of the outstanding Alio Options and the issuance of Alio Shares issuable pursuant to the terms of the outstanding Alio Warrants;

•	redeem, purchase or otherwise acquire, or offer or agree to redeem, purchase or otherwise acquire, any outstanding securities of Alio or any of its subsidiaries;

•	adopt a plan of liquidation or dissolution providing for the liquidation or dissolution of Alio or any of its subsidiaries;

•	do any of the following: (i) sell assets for an amount greater than $100,000 in the aggregate; (ii) except in the ordinary course of business, acquire assets, businesses, corporations or other business organizations or make any investment;

•

enter into any agreement or arrangement that limits or otherwise restricts in any material respect Alio or any of its subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Alio or any of its subsidiaries, from competing in any manner;

•

take any action or fail to take any action, which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any governmental entities to institute proceedings for the suspension, revocation or limitation of rights under, any material permits necessary to conduct the business of Alio and its subsidiaries as now conducted, or fail to prosecute with commercially reasonable due diligence any pending applications to any governmental entities for regulatory approvals; or

•	take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Alio to consummate the Arrangement.

Covenants of Alio Relating to the Arrangement

Alio shall, and shall cause its subsidiaries to, perform all obligations required to be performed by Alio, cooperate with Rye Patch and do all such other acts and things as may be necessary or desirable in order to consummate the Arrangement and Alio shall and, where applicable, shall cause its subsidiaries to:

•	use commercially reasonable efforts to obtain and assist Rye Patch in obtaining all Key Regulatory Approvals;

•	defend all lawsuits or other legal, regulatory or other proceedings against Alio challenging or affecting the Arrangement Agreement or the consummation of the Plan of Arrangement;

•

apply for and use commercially reasonable efforts to obtain (i) conditional approval of the listing and posting for trading on the TSX of the Alio Shares issuable under the Plan of Arrangement, Alio Shares issuable pursuant to the exercise of Rye Patch Options, Alio Shares issuable pursuant to the exercise of Rye Patch Warrants, Alio Shares issuable pursuant to the exercise of Rye Patch Agent Options subject only to satisfaction by Alio of customary listing conditions of the TSX, and (ii) approval of the listing and posting for trading or reservation for listing and posting for trading as the case may be, of the Alio Shares issuable under the Plan of Arrangement, Alio Shares issuable pursuant to the exercise of Rye Patch Options, Alio Shares issuable pursuant to the exercise of Rye Patch Warrants and Alio Shares issuable pursuant to the exercise of Rye Patch Agent Options on the NYSE American, subject to notice of issuance;

•

subject to applicable law, make available and cause to be made available to Rye Patch, and its agents and advisors, information reasonably requested by Rye Patch for the purposes of confirming the representations and warranties of Alio set out in the Arrangement Agreement;

•	use commercially reasonable efforts to satisfy all conditions precedent in the Arrangement Agreement;

•

deliver to each director and officer who delivers a resignation a release in favour of such resigning director or officer (solely in his or her capacity as a director and/or officer of Rye Patch, as applicable), each in form and substance satisfactory to Rye Patch, acting reasonably;

•	make all “change of control” payments contemplated by the contracts listed in Schedule 3.1(y)(ii) of the Rye Patch Disclosure Letter on or prior to the Effective Date;

•	vote any and all Rye Patch Shares held by it on the record date for the Rye Patch Meeting in favor of the Arrangement Resolution;

•	following the Effective Time, take all steps required to deliver Alio Shares (subject to any applicable exchange ratio adjustment) on any exercise of Rye Patch Warrants and Rye Patch Agent Options;

•	use reasonable efforts to enter into any necessary agreements or understandings to affirm the continued applicability of the provisions of the certificates representing the Rye Patch Agent Options after the Effective Time;

•

provided that closing of the Arrangement occurs, in the event that Alio and Rye Patch have not entered into an amendment to Rye Patch’s credit facility with MBL prior to the Effective Time, Alio will pay out Rye Patch’s credit facility with MBL in accordance with the terms of the consent to change of control letter from MBL issued by MBL in connection with the Arrangement Agreement; and

•	furnish to Rye Patch such information related to Alio in form and substance required for the Rye Patch Circular.

Mutual Covenant Regarding Non-Solicitation

Except as expressly provided in the Arrangement Agreement, neither Party will, directly or indirectly, through any of its representatives or subsidiaries, or otherwise, and will not authorize any such person to do so on its behalf:

•

solicit, initiate, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal;

•	participate in any substantive discussions or negotiations with any Person (other than the other Party or any of its affiliates) regarding an Acquisition Proposal;

•	approve, accept, endorse or recommend, or publicly propose to approve, accept, endorse or recommend, any Acquisition Proposal;

•	accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal; or

•	make a Change in Recommendation.

Notification of Acquisition Proposals

Each Party or any subsidiary in connection with such an Acquisition Proposal, such Party shall promptly notify the other Party, at first orally and then in writing, within 24 hours of receipt of any Acquisition Proposal, including the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, and shall include copies of any related documentation. The Party receiving such Acquisition Proposal shall thereafter also provide such other details of such Acquisition Proposal, or any amendment to any of the foregoing, as the other Party may reasonably request. Each Party receiving an Acquisition Proposal shall promptly keep the other Party fully informed as to the status, including any changes to the material terms, of such Acquisition Proposal, or any amendment thereto, and shall respond promptly to all reasonable inquiries from the other Party with respect thereto.

Responding to Acquisition Proposals and Superior Proposals

Notwithstanding the non-solicitation provisions in the Arrangement Agreement or of any other agreement between the Parties or between a Party and any other person, including the provisions of any confidentiality or standstill agreement, if at any time following the date of the Arrangement Agreement and prior to obtaining the approval of the Arrangement Resolution at the Rye Patch Meeting with respect to Rye Patch and the Alio Shareholder Approval with respect to Alio, a Party receives a written Acquisition Proposal that the board of directors of such Party determines in good faith, after consultation with its financial advisors and legal counsel, constitutes or could reasonably be expected to result in a Superior Proposal, then such Party may, provided it is in compliance with the non-solicitation provisions of the Arrangement Agreement: (i) furnish information with respect to such Party and its subsidiaries to the person making such Acquisition Proposal; and/or (ii) enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal, provided that such Party shall not, and shall not allow its representatives to, disclose any non-public information with respect to such party to such person if (A) such non-public information has not been previously provided to, or is not concurrently provided to, the other Party to the Arrangement Agreement and (B) the Party receiving such Acquisition Proposal has not entered into a confidentiality agreement with such person containing terms and conditions that are customary for such agreements in the mining industry and are no more favourable to such person than the Confidentiality Agreement.

Right to Match

Each Party has covenanted and agreed that it will not make a Change in Recommendation or accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement permitted by the Arrangement Agreement) unless: the Party receiving such proposal (the “Receiving Party”) has complied with its obligations under the non-solicitation provisions and has provided the other Party (the “Responding Party”) with a copy of all documentation relating to the Superior Proposal; and a period (the “Response Period”) of five (5) business days has elapsed from the date that is the later of: the date on which the Responding Party receives written notice from the board of directors of the Receiving Party that such board of directors has determined, subject only to compliance with the Arrangement Agreement, to make a Change in Recommendation or accept, approve, endorse, recommend or enter into a definitive agreement with respect to such Superior Proposal; and the date the Responding Party receives all documentation relating to the Superior Proposal.

During the Response Period, the Responding Party will have the right, but not the obligation, to offer to amend the Arrangement Agreement and the Plan of Arrangement. The board of directors of the Receiving Party shall review any such offer by the Responding Party to amend the Arrangement Agreement and the Plan of Arrangement to determine whether the Acquisition Proposal to which the Responding Party is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by the Responding Party to be amended. If the board of directors of the Receiving Party determines that the Acquisition Proposal no longer constitutes a Superior Proposal, such board of directors will cause the Receiving Party to enter into an amendment to the Arrangement Agreement with the Responding Party incorporating the amendments to the Arrangement Agreement and Plan of Arrangement as set out in the written offer to amend, and will promptly reaffirm its recommendation of the Arrangement by the prompt issuance of a press release to that effect. If the board of directors of the Receiving Party determines that the Acquisition Proposal continues to be a Superior Proposal, the Receiving Party may approve and recommend that shareholders of the Receiving Party accept such Superior Proposal and may terminate the Arrangement Agreement in order to accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the shareholders of the Receiving Party shall constitute a new Acquisition Proposal for the purposes of the Arrangement Agreement and the Responding Party shall be afforded a new Response Period and the rights afforded in the Arrangement Agreement in respect of each such Acquisition Proposal.

Where at any time within ten (10) days before the Rye Patch Meeting or the Meeting, as applicable, the Receiving Party has provided the Responding Party with a notice under the Arrangement Agreement, an Acquisition Proposal has been publicly disclosed or announced, and the Response Period has not elapsed, then, subject to applicable laws, at the Responding Party’s request, the Receiving Party will postpone or adjourn the Rye Patch Meeting or the Meeting, as applicable, to a date acceptable to the Responding Party, acting reasonably, which shall not be later than ten (10) days after the scheduled date of the Rye Patch Meeting or the Meeting, as applicable, and shall, in the event that the Parties amend the terms of the Arrangement Agreement, ensure that the details of such amended agreement are communicated to the shareholders of the Receiving Party prior to the resumption of the adjourned meeting.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated at any time prior to the Effective Time in certain circumstances, including, as follows:

•	by mutual written agreement of Rye Patch and Alio;

•	by either Rye Patch or Alio, if:

•

the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate in this circumstance shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date; or

•

there exists any final and non-appealable prohibition at law, including any cease trade order, injunction or other prohibition or order of any governmental entity of competent jurisdiction, which shall restrain, enjoin, make illegal or otherwise prohibit or prevent the consummation of the Arrangement; or

•

the Arrangement Resolution shall have failed to obtain the Rye Patch Shareholder Approval at the Rye Patch Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; or

•	the Alio Shareholders shall have failed to approve the transactions contemplated by the Arrangement Agreement at the Meeting (including any adjournment or postponement thereof); or

•	by Alio, if:

•	the Rye Patch Board makes a Change in Recommendation; or

•

the Alio Board authorizes Alio, subject to complying with the terms of the Arrangement Agreement, to enter into a legally binding agreement with respect to a Superior Proposal; provided that within two business days of such termination, Alio pays the Termination Fee; or

•

any of the conditions in favour of Alio are not satisfied, and such condition is incapable of being satisfied by the Outside Date; provided that Alio is not then in breach of the Arrangement Agreement so as to cause any conditions not to be satisfied; or

•

a representation or warranty of Rye Patch contained in the Arrangement Agreement shall be inaccurate or shall have become inaccurate, or a material failure to perform any covenant or agreement on the part of Rye Patch set forth in the Arrangement Agreement shall have occurred, in each case that would cause one or more conditions in favour of Alio not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Alio is not then in breach of the Arrangement Agreement so as to cause any of such conditions in favour of Alio not to be satisfied; or

•

Rye Patch is in breach or in default of any of its non-solicitation obligations or covenants other than an immaterial breach of Rye Patch’s obligation provide notice of an Acquisition Proposal to Alio within a prescribed period; or

•	the Rye Patch Board authorizes Rye Patch to enter into a binding written agreement relating to a Superior Proposal; or

•	by Rye Patch, if:

•	the Alio Board makes a Change in Recommendation; or

•

the Rye Patch Board authorizes Rye Patch, subject to complying with the terms of the Arrangement Agreement, to enter into a legally binding agreement with respect to a Superior Proposal; provided that within two business days of such termination, Rye Patch pays the Termination Fee; or

•

any of the conditions in favour of Rye Patch are not satisfied, and such condition is incapable of being satisfied by the Outside Date; provided that Rye Patch is not then in breach of the Arrangement Agreement so as to cause any conditions not to be satisfied; or

•

a representation or warranty of Alio contained in the Arrangement Agreement shall be inaccurate or shall have become inaccurate, or a material failure to perform any covenant or agreement on the part of Alio set forth in the Arrangement Agreement shall have occurred, in each case that would cause one or more conditions in favour of Rye Patch not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Rye Patch is not then in breach of the Arrangement Agreement so as to cause any of such conditions in favour of Rye Patch not to be satisfied; or

•

Alio is in breach or in default of any of its non-solicitation obligations or covenants other than an immaterial breach of Alio’s obligation to provide notice of an Acquisition Proposal to Rye Patch within a prescribed period; or

•	the Alio Board authorizes Alio to enter into a binding written agreement relating to a Superior Proposal.

Expenses

Except as otherwise provided in the Arrangement Agreement, all fees, costs and expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses. Alio agrees with Rye Patch to pay the reasonable legal and due diligence expenses of MBL in connection with the restructuring of Rye Patch’s financing with MBL. If the Rye Patch Board accepts a Superior Proposal prior to the Effective Time, Rye Patch will be, in addition to any other obligations of Rye Patch under the Arrangement Agreement, responsible for paying all of the legal and due diligence expenses of MBL in connection with the restructuring of Rye Patch’s financing with MBL.

Termination Payments

Rye Patch Termination Fee

The Arrangement Agreement provides that Alio will be entitled to the Termination Fee upon the termination of the Arrangement Agreement as a result of the occurrence of any of the following events (each a “Rye Patch Termination Fee Event”):

•	by Alio, if the Rye Patch Board makes a Change in Recommendation;

•	by Rye Patch, if the Rye Patch Board authorizes Rye Patch, subject to complying with the terms of the Arrangement Agreement, to enter into a binding agreement with respect to a Superior Proposal;

•	by Alio, if the Rye Patch Board authorizes Rye Patch to enter into a binding written agreement relating to a Superior Proposal; or

•

by either Party, as a result of the Arrangement Resolution having failed to obtain the Rye Patch Shareholder Approval at the Rye Patch Meeting in accordance with the Interim Order, but only if prior to the earlier of the termination of the Arrangement Agreement or the holding of the Rye Patch Meeting, a bona fide Acquisition Proposal with respect to Rye Patch shall have been made to Rye Patch or publicly announced by any Person (other than Alio or any of its affiliates) and within twelve (12) months following the date of such termination:

•	any Acquisition Proposal is consummated by Rye Patch; or

•	Rye Patch and/or one or more of its subsidiaries enters into a definitive agreement in respect of any Acquisition Proposal which is subsequently consummated at any time thereafter;

provided that, for the purposes of this Rye Patch Termination Fee Event, the term “Acquisition Proposal” shall have the meaning ascribed thereto in the “Glossary of Defined Terms” in this Circular, except that references to “20%” will be deemed to be references to “50%”.

Alio Termination Fee

The Arrangement Agreement provides that Rye Patch will be entitled to the Termination Fee upon the termination of the Arrangement Agreement as a result of the occurrence of any of the following events (each an “Alio Termination Fee Event”):

•	by Rye Patch, if the Alio Board makes a Change in Recommendation;

•	by Alio, if the Alio Board authorizes Alio, subject to complying with the terms of the Arrangement Agreement, to enter into a binding agreement with respect to a Superior Proposal;

•	by Rye Patch, if the Alio Board authorizes Alio to enter into a binding written agreement relating to a Superior Proposal; or

•

by either Party, as a result of the Alio Shareholders having failed to approve the Arrangement Agreement and the transactions contemplated by the Arrangement Agreement at the Meeting, but only if prior to the earlier of the termination of the Arrangement Agreement or the holding of the Meeting, a bona fide Acquisition Proposal with respect to Alio shall have been made to Alio or publicly announced by any Person and within twelve (12) months following the date of such termination:

•	any Acquisition Proposal is consummated by Alio; or

•	Alio and/or one or more of its subsidiaries enters into a definitive agreement in respect of any Acquisition Proposal which is subsequently consummated at any time thereafter;

provided that, for the purposes of this Alio Termination Fee Event, the term “Acquisition Proposal” shall have the meaning ascribed thereto in the “Glossary of Defined Terms”, except that references to “20%” will be deemed to be references to “50%”.

Amendment

The Plan of Arrangement and the Arrangement Agreement may, at any time before or after the Rye Patch Meeting, but not later than the Effective Time, be amended by mutual written agreement of the Parties and any such amendment may, subject to the Interim Order and the Final Order and applicable law, without limitation:

•	change the time for performance of any of the obligations or acts of the Parties;

•	waive any inaccuracies or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant to the Arrangement Agreement;

•	waive compliance with or modify any of the covenants in the Arrangement Agreement and waive or modify the performance of any of the obligations of the Parties;

•	waive compliance with or modify any mutual conditions precedent in the Arrangement Agreement; and/or

•	amend the steps comprising the Arrangement.

REGULATORY MATTERS

Canadian Securities Law Matters

The Alio Shares issuable in exchange for the Rye Patch Shares will be issued in reliance upon exemptions from the prospectus requirements of Securities Laws in each province and territory of Canada in which such Alio Shares are distributed. Subject to certain disclosure and regulatory requirements, and to customary restrictions applicable to distributions of shares that constitute “control distributions”, Alio Shares issued to Rye Patch Shareholders as part of the Arrangement may be resold in each province and territory of Canada.

United States Securities Law Matters

The following discussion is only a general overview of certain of the requirements of U.S. federal Securities Laws that may be applicable to the holders of Alio Shares issued as part of the Arrangement. All holders of such Alio Shares are urged to obtain legal advice to ensure that the resale of such Alio Shares complies with applicable U.S. federal and state Securities Laws.

Exemption from U.S. Registration

The Alio Shares issuable to Rye Patch Shareholders as part of the Arrangement have not been and will not be registered under the U.S. Securities Act or any state Securities Laws, and such Alio Shares will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities, or partly in such exchange and partly for cash, from the registration requirements of the U.S. Securities Act where the terms and conditions of such issuance and exchange have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on April 18, 2018 and, subject to the approval of the Arrangement Resolution by the Rye Patch Shareholders, and the approval of the Alio Resolution by the Alio Shareholders, among other things, a hearing for a Final Order approving the Arrangement will be held on May 24, 2018 by the Court. See “The Arrangement – Court Approval and Completion of the Arrangement”. All Rye Patch Shareholders are entitled to appear and be heard at this hearing, provided that they satisfy the applicable conditions set forth in the Interim Order. The Final Order of the Court will, if granted, constitute the basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Alio Shares issued in connection with the Arrangement.

The Alio Shares to be received by Rye Patch Shareholders upon the completion of the Arrangement may be resold without restriction under the U.S. Securities Act, except in respect of resales by persons who are “affiliates” (within the meaning of Rule 144 under the U.S. Securities Act) of Alio at the time of such resale or who have been affiliates of Alio within 90 days before such resale. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by or are under common control with the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Stock Exchange Approvals

The Alio Shares currently trade on the TSX and the NYSE American under the symbol “ALO”. Alio has applied to the TSX and the NYSE American to list the Alio Shares issuable (i) in connection with the Arrangement, (ii) upon the exercise of the Replacement Options, (iii) upon the exercise of the Rye Patch Warrants, (iv) upon the exercise of the Rye Patch Agent Options and (v) upon the exercise of the Rye Patch RSUs. It is a condition of closing that Alio will have obtained the approval of the TSX, subject only to the customary listing conditions of the TSX, and the NYSE American, subject to notice of issuance.

Other Regulatory Matters

Rye Patch is currently a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. Following the completion of the Arrangement, it is expected that the Rye Patch Shares will be de-listed from the TSX.V and that Rye Patch will make an application to cease to be a reporting issuer under applicable Securities Laws.

RISK FACTORS RELATING TO THE ARRANGEMENT

In addition to the risk factors described or incorporated by reference in Schedule “A” and Schedule “B”, the following are additional and supplemental risk factors which Alio Shareholders should carefully consider before making a decision regarding approving the Alio Resolution.

The integration of Alio and Rye Patch may not occur as planned

The ability to realize the benefits of the Arrangement, including, among other things, those set forth in this Circular under the heading “The Arrangement – Reasons for the Recommendation of the Alio Board”, will depend in part on successfully consolidating functions and integrating the operations, procedures and personnel of Rye Patch and Alio in a timely and efficient manner, as well as on the Combined Company’s ability to realize the anticipated growth opportunities and synergies, efficiencies and cost savings from integrating Alio’s and Rye Patch’s businesses following the completion of the Arrangement. This integration will require the dedication of substantial management effort, time and resources, which may divert management’s focus and resources away from other strategic opportunities following the completion of the Arrangement and away from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business and employee relationships which may adversely affect the ability of the Combined Company to achieve the anticipated benefits of the Arrangement.

The value of the Alio Shares following the Arrangement may be less than the value of the Alio Shares as of the date of the Arrangement Agreement or the date of the Meeting

The Consideration payable in connection with the Arrangement is based on a fixed Exchange Ratio and there will be no adjustment for changes in the market price of the Alio Shares or the Rye Patch Shares prior to the consummation of the Arrangement. Neither Alio nor Rye Patch are permitted to terminate the Arrangement Agreement and abandon the Arrangement solely because of changes in the market price of the Alio Shares or the Rye Patch Shares.

There may be a significant amount of time between the date when Alio Shareholders vote at the Meeting and the date on which the Arrangement is completed. As a result, the relative or absolute prices of the Alio Shares and the Rye Patch Shares may fluctuate significantly between the dates of the Arrangement Agreement, this Circular, the Meeting and the completion of the Arrangement.

These fluctuations may be caused by, among other factors, changes in the businesses, operations, results and prospects of Alio and Rye Patch, market expectations of the likelihood that the Arrangement will be completed and the timing of its completion, the prospects for the Combined Company’s post-combination operations, the effect of any conditions or restrictions imposed on or proposed with respect to the Combined Company by governmental authorities and general market and economic conditions.

As a result of such fluctuations, historical market prices will not be indicative of future market prices or the market value of the Alio Shares or the Rye Patch Shares. There can be no assurance that the trading price of the Alio Shares will not decline following completion of the Arrangement.

There can be no certainty that the Arrangement will be completed

The completion of the Arrangement is subject to certain conditions that may be outside of the control of Alio, including, without limitation, the requisite approval of the Rye Patch Shareholders and the receipt of the Final Order. There can be no assurance that these conditions will be satisfied or that the Arrangement will be completed as currently contemplated or at all.

There is also no certainty, nor can Alio provide any assurance, that the Arrangement Agreement will not be terminated by either Alio or Rye Patch before the completion of the Arrangement.

If the Arrangement is not completed, the market price of the Alio Shares may decline and its business may suffer. In addition, Alio will remain liable for significant consulting, accounting and legal costs relating to the Arrangement and will not realize the anticipated synergies, growth opportunities and other benefits of the Arrangement. If the Arrangement is delayed, the achievement of these synergies and the realization of these growth opportunities could be delayed and may not be available to the same extent.

There can be no certainty that the MBL Flordia Canyon Project loan will be restructured at or after closing of the Arrangement.

As a result of Alio’s acquisition of the Rye Patch Shares in connection with the Arrangement, MBL has the right to require the immediate repayment of the existing Flordia Canyon Project loan, subject to certain conditions. MBL and Alio have commenced discussions regarding a restructuring of the Flordia Canyon Project loan; however, there is no guarantee that MBL and Alio will reach an agreement on the restructuring of the Flordia Canyon Project loan.

The Termination Fee provided by the Arrangement Agreement may discourage other parties from attempting to acquire Alio

Pursuant to the Arrangement Agreement, Alio would be required to pay a fee of C$4.0 million in the event that the Arrangement Agreement is terminated in certain circumstances. This Termination Fee may discourage other parties from attempting to acquire Alio or otherwise make an Acquisition Proposal to Alio, even if those parties would otherwise be willing to offer greater value than that offered by the Arrangement.

Alio may become liable to pay the Termination Fee which could have an adverse effect on its financial condition

Pursuant to the Arrangement Agreement, Alio may be required to pay the Termination Fee in certain circumstances. The payment of this amount could have an adverse effect on Alio’s financial condition following any such termination of the Arrangement Agreement.

Following the Arrangement the trading price of the Alio Shares may become volatile

The trading prices of the Alio Shares and the Rye Patch Shares have been and may continue to be subject to and, following the completion of the Arrangement, the common shares of the Combined Company may be subject to, material fluctuations and may increase or decrease in response to a number of events and factors. Following the completion of the Arrangement, a significant number of additional Alio Shares will be available for trading in the public market. The increase in the number of Alio Shares may lead to sales of such Alio Shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Alio Shares. The potential that such an Alio Shareholder may sell its Alio Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such Alio Shares in the public market, could adversely affect the market price of the Alio Shares.

The unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and are not an indication of the Combined Company’s future financial condition or results of operations

The pro forma condensed consolidated financial statements contained in this Circular are presented for illustrative purposes only and are not an indication of the Combined Company’s expected financial condition or results of operations following the Arrangement. For example, the pro forma condensed consolidated financial statements have been derived from the historical financial statements of Alio and Rye Patch and certain assumptions have been made. The information upon which these assumptions have been made is historical, preliminary and subject to change. The assumptions used in preparing the pro forma condensed consolidated financial information may not prove to be accurate, and other factors may affect the Combined Company’s financial condition or results of operations following the Arrangement. Moreover, the pro forma condensed consolidated financial statements do not reflect all of the costs that are expected to be incurred by the Combined Company in connection with the Arrangement. For example, the impact of any incremental costs incurred in integrating Alio and Rye Patch is not reflected in the pro forma condensed consolidated financial statements. Alio’s share price may be adversely affected if the actual results of the Combined Company fall short of the pro forma condensed consolidated financial statements contained in this Circular. See “Information Relating to the Combined Company – Selected Unaudited Pro Forma Consolidated Financial Information” and the unaudited pro forma condensed consolidated financial statements of Alio attached as Schedule “C” to this Circular.

Mineral resource figures pertaining to the Ana Paula Project, the San Francisco Project, the Florida Canyon Project, the Lincoln Hill Project and the Wilco Project are only estimates and are subject to revision based on developing information

Information pertaining to the mineral resources of the Ana Paula Project, the San Francisco Project, the Florida Canyon Project, the Lincoln Hill Project and the Wilco Project presented in this Circular or in the documents incorporated by reference herein are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those estimates. Mineral resource estimates are materially dependent on the prevailing price of minerals, including gold, and the costs of recovering and processing minerals. Market fluctuations in the price of minerals, including gold, or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting period.

Alio may not realize the benefits of its growth projects

As part of its strategy, Alio will continue its efforts to develop new mineral projects and will have an expanded portfolio of such projects as a result of the acquisition of Rye Patch and the Florida Canyon Project, the Lincoln Hill Project and the Wilco Project. A number of risks and uncertainties are associated with the exploration and development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

The level of production and capital and operating cost estimates relating to the expanded portfolio of growth projects are based on certain assumptions and are inherently subject to significant uncertainties. It is likely that actual results for Alio’s projects will differ from its current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, current estimates. If actual results are less favourable than current estimates, the Combined Company’s business, results of operations, financial condition and liquidity could be adversely impacted.

Alio may be subject to significant capital requirements and operating risks associated with its expanded operations and its expanded portfolio of growth projects

Alio must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustain capital requirements. If Alio does not realize satisfactory prices for the gold that it produces, it could be required to raise significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. If necessary, these financing requirements may result in dilution to existing Alio Shareholders and could adversely affect Alio’s credit ratings and its ability to access the capital markets in the future. If there are significant delays in project completion and commercial production, and/or the capital costs associated with Alio’s expanded operations are significantly higher than estimated, these events could have a significant adverse effect on Alio’s results of operations, cash flow from operations and financial condition.

In addition, Alio’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late deliveries of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and other force majeure events. Such risks could result in damage to, or the destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdown at Alio’s mining or processing operations could materially adversely affect Alio’s business, results of operations, financial condition and liquidity.

There may be potential undisclosed liabilities associated with the Arrangement

There may be liabilities of Rye Patch that Alio failed to discover or was unable to quantify in its due diligence (which was conducted prior to the execution of the Arrangement Agreement). As a result of Alio’s acquisition of the Rye Patch Shares in connection with the Arrangement, these liabilities will become liabilities of Alio to the extent that they are not discharged at or prior to the Effective Time. The Arrangement Agreement contains certain customary representations and warranties in respect of Rye Patch; however, these representations and warranties will not survive past the Effective Time. See “The Arrangement Agreement – Representations and Warranties”.

Rye Patch’s operations are in a jurisdiction new to Alio

The operations, development and exploration activities carried out by Rye Patch are or may be affected to varying degrees by taxes and government regulations relating to such matters as environmental protection, land use, water use, health, safety, labour, restrictions on production, price controls, export controls, maintenance of mineral rights, mineral tenure, land claims by local people and expropriation of property. Rye Patch’s operations take place in Nevada, and Alio does not have operations or development and exploration activities in Nevada. Nevada is considered to be a stable and friendly mining jurisdiction, but there are still risks associated with conducting mining activity in Nevada.

Changes in mining or investment policies or shifts in political attitudes may also adversely affect Rye Patch’s business. Any changes in the laws relating to mining in the jurisdictions in which Rye Patch now carries on, or in the future may carry on, business could materially affect Rye Patch’s right and title to the interests held there by Rye Patch. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations, nor that such exploration and mining authorizations will not be challenged or impugned by third parties. The effect of any of these factors cannot be accurately predicted.

APPOINTMENT AND REMUNERATION OF AUDITOR

Alio Shareholders will be asked at the Meeting to approve the appointment of Deloitte LLP, Chartered Professional Accountants, of 2800 – 1055 Dunsmuir Street, Vancouver, British Columbia, as auditor of Alio to hold office until the next annual general meeting of the Alio Shareholders at remuneration to be fixed by the Alio Board. In the absence of instructions to the contrary, a properly executed and returned Proxy will be voted FOR the auditor nominee herein listed.

ELECTION OF DIRECTORS

The directors of Alio are elected at each annual general meeting and hold office until the next annual general meeting, or until they resign or until their successors are appointed. Each of the seven persons named in the following table is proposed for nomination for election as a director of Alio. The nominees for election as a director of the Company include five independent nominees, each of whom has held senior executive positions in major mining companies. The Alio Board recommends a vote “FOR” each of the nominees listed below. In the absence of instructions to the contrary, a properly executed and returned Proxy will be voted FOR the director nominees herein listed.

Information concerning such persons, as furnished by the individual nominees, is as follows:

Name and Profile	Principal Occupation and Biography
Mark D. Backens	PRINCIPAL OCCUPATION: Corporate Director
B.SC., P. Geo. Age: 56 North Vancouver, British Columbia Alio Shares: 8,000 Alio Options: 166,500 Alio Warrants: 4,000 Director since May 26, 2015 Non-Independent	BIOGRAPHY: Mr. Backens served as the Interim CEO of Alio from October 2015 to February 2017. He has over 30 years of global mining experience, including most recently as Director of Investment Banking - Mining for Scotia Capital from January 2006 to February 2013. For most of his career, Mr. Backens has held senior management roles with Meridian Gold Inc., Placer Dome Inc. and Goldcorp Inc. in the areas of engineering, mine construction, mine management and corporate development. Mr. Backens holds a Bachelor of Science in Geological Engineering from the South Dakota School of Mines, and was formerly a Professional Geologist. Mr. Backens is currently the Chairman and a Director of Candelaria Mining Corp.
OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
	-	Candelaria Mining Corp. (TSX.V; OTCQX; Frankfurt)
CURRENT COMMITTEE MEMBERSHIPS:
	-	Health, Safety, Environment and Community Committee

George Brack	PRINCIPAL OCCUPATION: Corporate Director

MBA,CFA, B.A.Sc.,Geological
Engineering
Age: 56
Residence: North Vancouver,
British Columbia, Canada
Alio Common Shares:
155,000
Alio Options: 93,000
Alio Warrants: 135,000

Director since July 31, 2014

Independent

BIOGRAPHY: Mr. Brack’s over 30-year career in the mining industry has focused on exploration, corporate development and investment banking, specifically identifying, evaluating and executing strategic mergers and acquisitions and raising equity capital. He is a professional director and is currently on the boards of Capstone Mining since March 2009 and as the non-executive Chair since May 2011, Geologix Explorations Inc since September 2009 and Wheaton Precious Metals since November 2009. Until 2009, he was the Managing Director and Industry Head - Mining at Scotia Capital. Prior to joining Scotia in 2006, he spent seven years as President of Macquarie North America Ltd. and led its northern hemisphere mining industry mergers and acquisitions advisory business. Previously, Mr. Brack was the Vice President, Corporate Development at Placer Dome Inc., Vice President in the mining investment banking group at CIBC Wood Gundy and worked on the corporate development team at Rio Algom Limited. In addition to his current board roles, during the past 16 years Mr. Brack served as a director on the boards of Aurizon Mines Ltd., Newstrike Capital Inc., NovaGold Resources Inc., Red Back Mining Inc. and chaired the board of Alexco Resource Corp. He has served on audit committees and has been both a member and the chair of compensation/human resource committees, corporate governance committees and special committees responding to takeover offers (Aurizon, Red Back and NovaGold). Mr. Brack earned an MBA at York University, a B.A.Sc. in Geological Engineering and the CFA designation at the University of Toronto.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
	-	Wheaton Precious Metals (TSX; NYSE)
	-	Capstone Mining Corp. (TSX)
	-	Geologix Explorations Inc. (TSX)

CURRENT COMMITTEE MEMBERSHIPS:
	-	Corporate Governance and Nominating Committee (Chair)
	-	Compensation Committee (Chair)

Bryan A. Coates B.Com (Honours), CPA, CA, ICD.D Age: 60 Residence: Saint-Lambert, Quebec, Canada	PRINCIPAL OCCUPATION: President of Osisko Gold Royalties Ltd., an intermediate precious metal royalties company focused on the Americas

BIOGRAPHY: Mr. Coates has spent 30 years in the Canadian and international mining industries. He currently serves as President of Osisko Gold Royalties Ltd., having served in that role since June 2014. Prior to that he was the Vice President Finance and Chief Financial Officer for Osisko Mining Corp., having served in this role from 2007 until Osisko was acquired in 2015. Prior to Osisko, Mr. Coates served as Chief Financial Officer for IAMGOLD Corp., Cambior Inc. and Cia. Minera Antamina S.A., and has sat on the board of directors of various mining companies. Mr. Coates holds an Honours Bachelor of Commerce from Laurentian University and is a member of the Chartered Professional Accountants of Ontario. He has also obtained the ICD.D designation form the Institute of Corporate Directors.

Alio Common Shares: 32,000 Alio Options: 75,000 Director since July 31, 2014 Independent	OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
	-	Golden Queen Mining Company (TSX)
	-	Falco Resources Ltd. (TSXV)
CURRENT COMMITTEE MEMBERSHIPS:
	-	Audit Committee
	-	Compensation Committee
	-	Corporate Governance and Nominations Committee

Stephen Lang	PRINCIPAL OCCUPATION: Corporate Director
M.Sc. M.Eng, Mining Engineering Age: 62 Residence: Columbia, Missouri, USA Alio Options: 75,000 Director since July 31, 2014	BIOGRAPHY: Mr. Lang has over 45 years of experience in the mining industry. He has been a director of Centerra Gold Inc. since 2008 and was appointed as Centerra’s board chair in 2012. He served as President and CEO of Centerra from 2008 to 2012, having joined Centerra in 2007 as Chief Operating Officer. Between 2003 and 2007, Mr. Lang served as Executive Vice President and Chief Operating Officer of Stillwater Mining Company. Prior to joining Stillwater, he was employed with Barrick Gold Corporation as Vice President and General Manager of Barrick Gold’s Goldstrike/Meikle operation from 2001 to 2003. Prior to this, he served as the Vice President of Engineering and Project Development of Rio Algom, Limited in Santiago, Chile from 1999 to 2001. From 1996 to 1999, he served as Vice President and General Manager of Kinross Gold Corporation/Amax Gold Corporation’s Fort Knox Mine in Fairbanks, Alaska. From 1981 to 1996, he held various positions with Santa Fe Pacific Gold Minerals Corporation, including General Manager of the Twin Creeks Mine in Golconda, Nevada. Mr. Lang earned a Bachelor of Science degree in Mining Engineering and a Master’s degree in Mining Engineering both from the University of Missouri-Rolla. He is currently the Chairman and Director of Centerra Gold Inc. and a Director of International Tower Hill Mines Ltd.
Independent
OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
	-	Centerra Gold Inc. (TSX)
	-	International Tower Hill Mines Ltd. (TSX; NYSE American)

CURRENT COMMITTEE MEMBERSHIPS:
	-	Audit Committee
	-	Health, Safety, Environment and Community Committee

Greg McCunn MBA, P.Eng Age: 49 Residence: Vancouver, British Columbia, Canada Alio Common Shares: 64,240 Alio Options: 175,200 Alio Warrants: 12,000 Director since February 1, 2017 Non-independent	PRINCIPAL OCCUPATION: CEO of Alio

Mr. McCunn is a mining executive with 25 years of executive and management experience in finance, operations, project engineering, project construction and corporate development. Most recently, he was CFO of Asanko Gold Inc. (April 2011 to January 2017). Prior to Asanko, Mr. McCunn spent four years as the CFO of Farallon Mining Ltd. during which time the company financed, constructed and operated the G-9 mine in Guerrero, Mexico, which is proximal to the Ana Paula Project. Mr. McCunn’s background includes technical, operational and corporate development roles with Teck Resources Limited, Placer Dome Inc. and junior mining companies in Canada and Australia. He is a Professional Engineer and holds a Master’s degree in Business Administration as well as a Bachelor of Applied Science in Metallurgical Engineering.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
	-	None

CURRENT COMMITTEE MEMBERSHIPS:
	-	Health, Safety, Environment and Community Committee

Paula Rogers	PRINCIPAL OCCUPATION: Corporate Director
B.Com, CPA, CA Age: 49 Residence: North Vancouver, British Columbia, Canada Alio Common Shares: 9,650 Alio Options: 87,500 Alio Warrants: 2,000 Director since August 3, 2011 Independent
BIOGRAPHY: Ms. Rogers is a Chartered Professional Accountant and brings over 20 years’ experience working for Canadian-based international public companies in the areas of treasury, mergers and acquisitions, corporate governance, financial reporting and tax. Ms. Rogers was the Chief Financial Officer at Castle Peak Mining Ltd (2010-2014) and has served as an officer of other public companies including Vice President, Treasurer of Goldcorp Inc. and Treasurer of Wheaton River Minerals Ltd. and Silver Wheaton Corp. Ms. Rogers served previously on the boards of NeutriSci International Inc. (November 2014-September 2017) and Athabasca Uranium Inc. (July 2012-August 2014). She currently serves on the board of Diversified Royalty Corp. since March 2015, where she also serves as the Chair of the Audit Committee. Ms. Rogers holds a Bachelor of Commerce degree from the University of British Columbia.
OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
	-	Diversified Royalty Corp.(TSX)

CURRENT COMMITTEE MEMBERSHIPS:
	-	Audit Committee (Chair)
	-	Compensation Committee
	-	Corporate Governance and Nominations Committee

Jose Alberto Vizquerra Benavides	PRINCIPAL OCCUPATION: Executive Vice President of Strategic Development and Director of Osisko Mining Inc., a mineral exploration company focused on the acquisition, exploration and development of previous metal resource properties in Canada
M.Sc., Mineral Exploration, B. Eng., CPG Age: 38 Residence: Toronto, Ontario, Canada Alio Common Shares: 167,140 Alio Options: 87,500 Alio Warrants: 80,000 Director since November 27, 2013	BIOGRAPHY: Mr. Vizquerra has more than ten years of experience in mining. Prior to his current role as director and Executive Vice President of Strategic Development of Osisko Mining Inc. (2015-Present) (formerly Oban Mining Corporation), he was President, CEO and director of Oban Mining Corporation and President, CEO and Director of Braeval Mining Corporation (2011-2015). Mr. Vizquerra was the head of project evaluation with Compañia de Minas Buenaventura of Lima, Peru from 2008 until 2011, and a geologist with Goldcorp Inc. from 2005 until 2008. Mr. Vizquerra is fluent in both Spanish and English. He is Professional Geologist from the American Institute of Professional Geologists (CPG-11679)and holds a Civil Engineering degree form Colegio de Ingenieros del Peru (CIP- 83118) and a Masters degree in Mineral Exploration from Queen’s University (2005). Mr. Vizquerra currently serves as a director of Serra Metals Inc., Discovery Metals Corp. and Osisko Mining Inc.
OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:
	-	Osisko Mining Inc. (TSX)
	-	Sierra Metals Inc. (TSX; NYSE American)
	-	Discovery Metals Corp. (TSX.V)

CURRENT COMMITTEE MEMBERSHIPS:
	-	Corporate Governance and Nominating Committee
Independent	-	Compensation Committee
	-	Health, Safety, Environment and Community Committee (Chair)

Corporate Cease Trade Orders or Bankruptcies

No proposed director of the Company is, as of the date hereof or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed below, no proposed director of the Company:

(a)

is, as of the date hereof or was within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Stephen Lang is a former director of Allied Nevada Gold Corp. which together with certain of its domestic direct and indirect subsidiaries, filed voluntary petitions for relief under chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware on March 10, 2015. The plan was confirmed on October 6, 2015.

Penalties or Sanctions

No proposed director of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The foregoing, not being within the knowledge of the Company, has been furnished by the respective directors.

OTHER MATTERS

Management of the Company knows of no other matter to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

EXECUTIVE COMPENSATION

Please refer to Schedule “J” for Alio’s executive compensation discussion and disclosure.

AUDIT COMMITTEE

The Audit Committee’s duties and responsibilities are specified by law and in the Charter of the Audit Committee. The Audit Committee meets regularly with the CEO, the CFO and the independent auditors to review and enquire into matters affecting financial reporting, the system of internal accounting, financial and disclosure controls and the independent auditor’s procedures and audit plans. The Audit Committee recommends to the Alio Board the accounting firm to be appointed as independent auditor. The Audit Committee reviews and recommends to the Alio Board for approval the annual financial statements and MD&A, reviews and approves the interim financial statements and MD&A and undertakes other activities required by regulatory authorities. The members of the Audit Committee are appointed by the Alio Board at its first meeting following the annual shareholders’ meeting to serve one-year terms, and Audit Committee members are permitted to serve an unlimited number of consecutive terms.

As required by NI 52-110, the Company’s Annual Information Form for the year ended December 31, 2017 (“AIF”), which is available on SEDAR at www.sedar.com or EDGAR under Alio’s profile at www.sec.gov and on the Alio website at www.aliogold.com, contains additional disclosure regarding the Audit Committee, including its Charter. Please see the section in the AIF entitled “Audit Committee Information” and Appendix 1 to the AIF, which is incorporated.

Composition of the Audit Committee

As of the date of hereof, the members of the Audit Committee are Paula Rogers (Chair), Stephen Lang and Bryan Coates. All of the members of the Audit Committee are “independent” within the meaning set out in NI 52-110, Section 803 of the NYSE American Company Guide and Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. All of the members of the Audit Committee are financially literate, within the meaning set out in NI 52-110 and Section 803 of the NYSE American Company Guide. The Audit Committee holds formal and informal meetings. Two of its members attended four of the four formal meetings, one of its members attended two of the formal meetings before that member retired and the newly appointed member attended the following two formal meetings.

The Alio Board has determined that Paula Rogers and Bryan Coates are “audit committee financial experts”, as such term is defined in paragraph 8(b) of General Instruction B to Form 40-F under the U.S. Securities Exchange Act of 1934, as amended. The SEC has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, including without limitation for the purpose of Section 11 of the U.S. Securities Act of 1933, as amended, does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Alio Board in the absence of such designation and does not affect the duties, obligations or liability of any other member of the Audit Committee or the Alio Board.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Alio Board.

De-Minimis Non-Audit Services

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemptions contained in Section 2.4 of NI 52-110 (De Minimis Non-Audit Services), or an exemption from NI 52-110, in whole or in part, granted under Section 8, Exemptions of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Alio Board to pre-approve all non-audit services proposed to be provided by the external auditor. Such approval may, at the discretion of the Audit Committee, be done either by the Chair of the Audit Committee, who will advise the Audit Committee of such approval, or if the Chair prefers, through the Audit Committee itself.

CORPORATE GOVERNANCE

 2017 Corporate Governance Review

A majority of the Alio Board (five of seven), and all members of the Audit, Compensation and Corporate Governance and Nominating committees of the Company are independent. The Health, Safety, Environment and Community Committee was not standing during the 2017 financial year, but is currently composed of 50% independent directors. Mr. Bryan Coates, Chair of the Alio Board, is an independent director and the role of the Chair and CEO are separate. The Alio Board regularly holds closed sessions without members of management present to foster independent and open dialogue among the independent directors. The Company has adopted detailed and comprehensive terms of reference and mandates for the Alio Board, its committees and has written position descriptions for the Chair, the CEO and each committee chair. The Alio Board has a process in place that ensures management identifies the principal risks to the Company and its business and identifies measures to mitigate them. The Alio Board has adopted policies and guidelines to ensure awareness and compliance with sound governance practices including a Code of Business Conduct and Ethics, which includes an anti-corruption policy, a whistleblower policy, a disclosure policy, an insider trading policy and a diversity policy.

The Alio Board currently has four standing committees, which include the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Health, Safety, Environment and Community Committee. With the priorities of refinancing and eliminating the Company’s debt achieved in late 2016, the Alio Board turned its attention to completing the search for a new CEO of the Company, which was completed in February 2017 when the Company hired Greg McCunn. Continued focus on cost reduction at the San Francisco Project, the Company's financial liquidity, a positive working capital position and the assessment of potential financing options for the Ana Paula Project remained Alio Board priorities in 2017. When the new CFO of the Company was hired in May 2017, the the Company’s Finance Committee, which was established in 2016 to work with the Interim CEO to review and pursue potential financing alternatives, was dissolved. In September 2017, Tony Hawkshaw retired from the Alio Board and his former Alio Board seat remained vacant for the remainder of 2017.

General

In compliance with the requirements of the BCBCA, under which the Company was incorporated, the directors are elected by the shareholders to manage, or supervise the management of, the business and affairs of the Company. In exercising their powers and discharging their responsibilities, they are required to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In accordance with the recommended guidelines established by National Policy 58-201-Corporate Governance Guidelines (“NP 58-201”), the Alio Board has adopted corporate governance policies, procedures and documents described in the following sections.

Board of Directors

The Alio Board is currently comprised of the individuals named in the following table. For information regarding the nominees for election to the Alio Board at the Meeting, see “Election of Directors”.

Director	Independent or Not	Directorship in other Public Companies	Attendance at Board Meetings During Year Ended Dec. 31, 2017	Attendance at Audit Committee Meetings During Year Ended Dec. 31, 2017	Attendance at Compensation Committee Meetings During Year Ended Dec. 31, 2017	Attendance at Corporate Governance & Nominating Meetings During Year Ended Dec. 31, 2017
Mark Backens	Non- Independent	Candelaria Mining Corp.	7/7	N/A	N/A	N/A
George Brack	Independent	Capstone Mining Corp. Geologix	7/7	N/A	4/4	1/1

Director	Independent or Not	Directorship in other Public Companies	Attendance at Board Meetings During Year Ended Dec. 31, 2017	Attendance at Audit Committee Meetings During Year Ended Dec. 31, 2017	Attendance at Compensation Committee Meetings During Year Ended Dec. 31, 2017	Attendance at Corporate Governance & Nominating Meetings During Year Ended Dec. 31, 2017
Explorations Inc. Wheaton Precious Metals
Bryan A Coates	Independent	Golden Queen Mining Co. Ltd. Falco Resources Ltd.	7/7	1/1(1)	4/4	1/1
Stephen Lang	Independent	Centerra Gold Inc. International Tower Hill Mines Ltd.	7/7	4/4	N/A	N/A
Greg McCunn	Non- Independent	None	7/7	N/A	N/A	1/1
Paula Rogers	Independent	Diversified Royalty Corp.	6/7(2)	4/4	4/4	N/A(3)
Jose Alberto Vizquerra Benavides	Independent	Sierra Metals Inc. Discovery Metals Corp. Osisko Mining Inc.	6/7(2)	N/A	4/4	N/A

Notes:

(1)Mr.Coates joined the Audit Committee in September 2018.
(2)Ms. Rogers and Mr. Vizquerra did not attend the June 28, 2017 Board meeting. They received waivers from the Chairman.
(3)Ms. Rogers joined in the Corporate Governance & Nominating Committee in September 2018.

NP 58-201 suggests that a majority of the Alio Board should be composed of “independent” directors. National Instrument 58-101-Disclosure of Corporate Governance Practices defines an “independent director” as a director who has no direct or indirect material relationship with the Company. A “material relationship” is in turn defined as a relationship which could, in the view of the Alio Board, be reasonably expected to interfere with such member’s independent judgment. The Alio Board’s Chair, Bryan Coates, is considered to be “independent” within the meaning of NP 58-201 and Section 803 of the NYSE American Company Guide. In addition, George Brack, Stephen Lang, Paula Rogers and Jose Vizquerra are considered to be “independent” within the meaning of NP 58-201 and Section 803 of the NYSE American Company Guide. Mark Backens and Greg McCunn are not considered to be “independent” within the meaning of NP 58-201 or Section 803 of the NYSE American Company Guide as they are, or have been in the past three years, executive officers of the Company.

As at the date of the Meeting, and upon the election of the directors nominated by management at the Meeting, the Alio Board will be comprised of a majority of independent directors. See “Election of Directors” for further details.

The independent directors have the opportunity to hold discussions in the absence of management through their participation in the Compensation Committee, Corporate Governance and Nominating Committee and Audit Committee. In addition, the independent directors may hold ad hoc meetings from time to time as and when appropriate. There were no regularly scheduled meetings of independent directors in the past year; however, the independent directors did meet following every Alio Board meeting during 2017.

Board Mandate

A copy of the Board Mandate is attached as Schedule “I” to this Circular. The mandate of the Alio Board is to supervise the management of the Company’s business and affairs, and in doing so to act honestly and in good faith with a view to the best interests of the Company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In supervising the management of the Company’s business and affairs, the responsibilities of the Alio Board include:

(a)	adopting strategic plans and reviewing and, if advisable, approving Alio’s strategic planning process and Alio’s strategic plan;

(b)

approving Alio’s annual business and capital plans as well as the policies and processes generated by management relating to the authorization of major investments and significant allocations of capital;

(c)	reviewing management’s implementation of Alio’s strategic, business and capital plans and, if advisable, approving material amendments to, or variances from, these plans;

(d)	reviewing reports provided by management of principal risks associated with Alio’s business and operations and the implementation by management of appropriate systems to manage these risks;

(e)	verifying that internal, financial, non-financial and business controls and management information systems have been established by management;

(f)	reviewing reports of the Compensation Committee concerning the Company’s approach to human source management and executive compensation;

(g)	reviewing Alio’s succession plans for the Chair, the Lead Director (if any), the CEO and other executive officers, including the appointment, training and monitoring of such persons;

(h)	satisfying itself as to the integrity of the CEO and the other executive officers of the Company and that the CEO and other senior officers are striving to create a culture of integrity;

(i)	reviewing reports of the Corporate Governance and Nominating Committee concerning Alio’s approach to corporate governance and its compliance with the Code;

(j)	reviewing and assessing the adequacy of its Mandate to ensure compliance with rules and regulations and approving any modifications to the Mandate as considered advisable ;

(k)	in conjunction with the CEO, reviewing Alio’s Disclosure Policy and, if advisable, approving material changes to the Disclosure Policy; and

(l)

requiring and overseeing measures for receiving communications from stakeholders, including investors, employees, the communities in which it operates and the governments of those communities and through its CEO or President, receiving and considering responses and other communications.

At present, the Alio Board has delegated the day-to-day management of the business and affairs of the Company to the executive officers of the Company. Generally, operations in the ordinary course or that are not in the ordinary course but do not exceed material levels of expenditures or commitment on the part of the Company have been delegated to management. Decisions relating to matters that are not in the ordinary course and involve material expenditures or commitment on the part of the Company require prior approval of the Alio Board. Any responsibility which is not delegated to management or an Alio Board committee remains with the Alio Board.

Majority Voting Policy

In accordance with good corporate governance practices and procedures, the Alio Board adopted a Majority Voting Policy on June 20, 2014. The Majority Voting Policy provides that, at a meeting for the uncontested election of directors (being an election where the number of nominees for director is equal to the number of directors to be elected), each director of the Company must be elected by at least a majority (50% + 1 vote) of the votes cast with regard to his or her election. If, in an uncontested election of directors, the number of Alio Shares withheld for a nominee exceeds the number of Alio Shares voted for that nominee at the meeting, either in person or by proxy, that director must immediately tender his or her resignation.

Within 90 days after the Alio Shareholders’ meeting, Alio’s Corporate Governance and Nominating Committee will determine whether to accept the resignation, which resignation should be accepted absent exceptional circumstances. The Company shall promptly issue a news release with the Alio Board’s decision, which must fully state the reasons for that decision. The resignation becomes effective when accepted by the Alio Board. If a resignation is accepted, the Alio Board may leave the position vacant, fill the vacancy through the appointment of a director whom the Alio Board considers to merit the confidence of the Alio Shareholders or call a special meeting of Alio Shareholders to consider the election of a nominee recommended by the Alio Board to fill the vacant position. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Corporate Governance and Nominating Committee or the Alio Board at which the resignation is considered. However, the director shall remain active and engaged in all other Alio Board and Alio Board committee activities, deliberations and decisions during this process.

A copy of the Company’s majority voting policy may be obtained under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.aliogold.com.

Position Descriptions

Greg McCunn is the CEO of Alio. The role and responsibilities of the CEO are set out in a written position description. The CEO is responsible for the overall management of the business and affairs of Alio, including (i) developing and recommending to the Alio Board a long-term strategy and vision for Alio that is consistent with creating value for Alio Shareholders, (ii) providing leadership and vision and maintaining a high-level of employee morale and motivation and (iii) gostering a corporate culture that promotes integrity and ethical values. In this capacity, the CEO shall establish the strategic and operations priorities of Alio and provide leadership for the effective overall management of Alio. The CEO is deirectly responsible to the Alio Board for all activities of Alio.

Bryan Coates is the Chair of the Alio Board. The role and responsibilities of the Alio Board Chair are set out in a written position description. The Alio Board Chair is responsible for Alio Board leadership (including ensuring that there is an effective relationship between the Alio Board and senior management of Alio and ensuring that the directors receive the information required for the proper performance of their duties), strategic leadership (including by preparing, in consultation with the other members of the Alio Board and the CEO, the agenda for each meeting of the Alio Board) and governance leadership (including ensuring that the appropriate committee structure is in place and assisting the Corporate Governance and Nominating Committee in making recommendations for appointments to such committees).

The role and responsibilities of the chair of each committee of the Alio Board are set out in a written position description. Committee chairs are principally responsible for overseeing the operations and affairs of his or her particular committee, including by providing leadership to foster the effectiveness of the committee, ensuring that there is an effective relationship between the Alio Board and the committee, ensuring that the appropriate mandate for the committee is in effect, assisting the Corporate Governance and Nominating Committee in making recommendations for amendments to the mandate, preparing, inconsultation with other members of the committee and the Alio Board, the agenda for each meeting of the committee and ensuring that all committee members receive the information required for the proper performance of their duties.

The Alio Board retains the authority and responsibility for the hiring, firing, compensating and monitoring the CEO and/or CFO, and such other senior key personnel as the Alio Board from time to time directs.

Orientation and Continuing Education

As part of an orientation program provided by the Corporate Governance and Nominating Committee, new directors are provided with an integrated Alio Board manual of principles, policies and practice tools for Alio Board governance, and access to an integrated website at www.aliogold.com, public information on the Canadian SEDAR system and restricted access to confidential but relevant corporate data. New directors meet with the CEO and/or CFO to review the Company’s business, operations and finances. An annual Alio Board meeting or strategic planning session may be scheduled at the Company’s principal properties. New directors are encouraged to visit the Company’s principal properties as soon as possible after election or appointment, accompanied by the senior executives responsible for their operation. All of the directors visited the mining operations at the Company’s San Francisco site in September 2014 and new directors visited the mining operations at San Francisco in September, 2015, October, 2015, November, 2015 and February, 2017. None of the other directors have visited the mining operations at Ana Paula. Directors receive reports from management and are encouraged to visit the principal properties on an ongoing basis in order to keep themselves abreast of new developments. Directors also circulate amongst themselves information concerning corporate governance, mining industry perspectives (including perspectives from outside advisors), gold prices and risk management. In September, 2017, all of the directors attended a presentation by Martin Murenbeeld on the global macroeconomic forecast and the outlook of gold and commodity prices. In addition, the Alio Board requests and receives formal training sessions from outstide advisors including Alio’s legal counsel from time to time.

In addition to the responsibilities assumed by the committees of the Alio Board, it is the continuing obligation of the senior corporate executives to bring to the Alio Board’s attention all developing issues, risks, opportunities and proposed regulations that may have an impact on the Company, its business and its operations. Individual directors, with assistance from the Corporate Governance and Nominating Committee, are responsible for maintaining their own education, skills and knowledge at an appropriate level. Certain directors may also be required to have additional responsibilities to maintain their professional standings and competence. Alio Board members are encouraged to attend educational courses or presentations in relation to the Company’s projects or the industry within which the Company operates. The costs for such courses may be paid by the Company, as requested, on a case-by-case basis.

Ethical Business Conduct

The Alio Board has adopted a written Code of Business Conduct and Ethics (the “Code”), which identifies key principles of corporate governance and conduct. This Code is available on the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.aliogold.com., or copies may be obtained directly from the Company. The Alio Board is responsible for monitoring general compliance with the Code. Although the Alio Board is not required to actively monitor the Code, it periodically reviews conduct concerns and is developing internal reporting and review protocols, including for the prompt notification of apparent or real breaches for assessment, investigation and action.

The Alio Board recognizes its responsibility to set the tone for proper conduct by its management and employees in carrying on business. A copy of the Code is included with the orientation materials for all directors, officers, management and employees, and is periodically reviewed by the Corporate Governance and Nominating Committee for effectiveness and updating. The Alio Board has also adopted a Whistleblower Policy, to facilitate the reporting of any breaches of the Code or concerns over financial matters, internal controls, corporate or other matters, and a series of corporate governance policies, which include guidelines for confidentiality, corporate disclosure, internet communications, securities trading, anti-corruption and corporate citizenship. The corporate citizenship initiative includes community health, welfare, educational and environmental components.

As some of the directors of the Company also serve as directors of other companies engaged in similar business activities, the Alio Board must comply with the conflict of interest provisions of the BCBCA as well as applicable Securities Laws in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Any interested director is required to declare the nature and extent of his or her interest and he or she will be excluded from all discussion on the matter and will not be entitled to vote on resolutions of the Alio Board which evoke such a conflict. All such matters involving senior management must be dealt with by the Alio Board regardless of apparent immateriality. In addition, the Alio Board has developed an Alio Board guideline to define independence and a process to identify and assess conflicts of interest.

Nomination of Directors, Succession Planning and Board Renewal

The Corporate Governance and Nominating Committee of the Alio Board consists of Bryan Coates, George Brack (Chair), Jose Vizquerra and Paula Rogers and, all of whom are independent directors.

The Alio Board has approved a written mandate for the Corporate Governance and Nominating Committee, which includes guidance on the role and responsibilities of the committee chair and which includes a requirement that the committee’s nomination function be directed by an independent director. The nomination function is assisted by an Alio Board profile matrix of desirable experience and education that has been prepared by the Alio Board, and, from time to time, by search consultants and industry director registries. All directors are asked to use their best efforts to nominate suitable directors to the Corporate Governance and Nominating Committee, with particular reference to those who are considered to be “independent” within the meaning of NP 58-201, Section 803 of the NYSE American Company Guide and the Company’s interpretive standard.

The Corporate Governance and Nominating Committee’s nominating responsibilities include:

(a)	reviewing and recommending to the Alio Board updates to its constating documents, corporate governance policies, procedures and practices;

(b)	developing position descriptions;

(c)	assessing annually and when vacancies arise, qualified persons to be nominated for election or re- election to the Alio Board and the committees of the Alio Board;

(d)	assisting in the identification, evaluation and selection of key personnel and senior executives;

(e)	reviewing governance systems;

(f)	providing orientation programs for new directors and continuing development programs for existing directors; and

(g)	reviewing annually the functions of corporate governance and nominations, including Alio Board and committee performance.

The Corporate Governance and Nominating Committee holds formal and informal meetings and the committee had 100% attendance at all formal meetings held in 2017. The Corporate Governance and Nominating Committee holds part of each meeting in the absence of members of management, and reports promptly to the Alio Board after each of its meetings. It has full authority to engage and compensate such legal, recruitment and other advisors as it deems necessary.

A core responsibility of the Corporate Governance and Nominating Committee is to identify prospective Alio Board members, consistent with Alio Board-approved criteria, and to recommend such individuals as nominees for election to the Alio Board at each annual meeting of shareholders or to fill vacancies on the Alio Board.

The Corporate Governance and Nominating Committee assesses candidates on their individual qualifications, diversity, experience, expertise, integrity, professionalism and judgement. The Corporate Governance and Nominating Committee and the Alio Board do not adhere to any quotas in determining Alio Board membership; however, the Alio Board’s formal processes for director succession and recruitment expressly encourages the promotion of diversity. In early 2018, the Alio Board adopted a formal diversity policy (as more fully described below) which provides that the Alio Board will strive to augment the gender diversity of the Alio Board and Alio’s executive leadership and maintain an “evergreen list” of diverse candidates for appointment to the Alio Board.

The Corporate Governance and Nominating Committee believes that the Alio Board should be comprised of directors with a broad range of experience and expertise and utilizes a skills matrix to identify those areas which are necessary for the Alio Board to carry out its mandate effectively. The following table reflects the diverse skill set requirements of the Alio Board and identifies the specific experience and expertise brought by each individual director nominee, with an emphasis in four chosen areas of expertise.

Skills and Expertise	Mark Backens	George L. Brack	Bryan A. Coates	Stephen Lang	Greg McCunn	Paula Rogers	José Vizquerra
Accounting, Finance, Tax & Treasury in global operations			x		x	x
CEO/President	x			x
Corporate Governance		x	x
Corporate Social Responsibility / Government relations					x		x
Human Resources/Compensation			x	x
Investment Banking & Mergers & Acquisitions	x	x
Financing-Debt and Equity Capital Markets	x	x			x	x	x
International Operations, Project Development, Exploration	x	x	x	x	x		x
Risk Management						x	x
Health, Safety and Environment				x
Latin American Experience	x	x	x	x	x	x	x

Compensation

The Compensation Committee consists of four independent directors: George Brack (Chair), Bryan Coates, Jose Vizquerra and Paula Rogers. The Compensation Committee holds formal and informal meetings, and the committee had 100% attendance at all formal meetings held in 2017. The Compensation Committee holds its meetings in the absence of other members of the Alio Board. The Alio Board has approved a written mandate for the Compensation Committee which includes guidance on the role and responsibilities of the committee chair. The committee’s responsibilities include:

(a)	reviewing goals, objectives and policies relevant to director and officer compensation;

(b)	reviewing strategic plans, goals and budgets related to executive compensation, including annual performance objectives, incentive and equity based compensation, expenses and perquisites;

(c)	reviewing processes for executive and director compensation; and

(d)	reviewing annual schedules and budgets, including the time commitments of officers, support personnel, advisors and consultants.

The Compensation Committee develops and updates an objective process for determining executive and director compensation, including by retaining independent compensation advisors to provide input on this process. Final deliberations and compensation recommendations of the Compensation Committee are made without executive officers present and final decisions require Alio Board approval.

The Compensation Committee may engage and compensate outside consultants. It has no authority to delegate any of its responsibilities. The Compensation Committee has full authority to require management to perform studies and furnish any information it requires for the performance of its duties.

Other Board Committees

In addition to the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee, Alio also implemented the Health, Safety, Environment and Community Committee in fiscal 2018. The Health, Safety, Environment and Community Committee consists of four directors: Jose Vizquerra (Chair), Mark Backens, Stephen Lang and Greg McCunn. The independent directors of this committee are Jose Vizquerra and Stephen Lang. The Health, Safety, Environment and Community Committee was constituted in 2018, and will hold formal and informal meetings in 2018. The Alio Board has approved a written mandate for the Health, Safety, Environment and Community Committee. The committee’s responsibilities include the review and monitoring of:

(a)	the environmental policies and activities of the Company on behalf of the Alio Board;

(b)	the policies and activities of the Company as they relate to the health and safety of the employees of the Company in the workplace;

(c)	the policies and activities of the Company as they relate to the Company’s engagement in and interaction with community, government and other stakeholders; and

(d)	the policies designed to ensure the most sustainable use of all renewable and non-renewable resources consumed in conjunction with the Company’s activities.

The Health, Safety, Environment and Community Committee will recommend actions for developing policies, programs and procedures that further its mandate. The committee will also ensure that the Code is being adhered to and achieved and that best practices are applied in relation to its mandate.

Assessments

The entire Alio Board evaluates the effectiveness of the Alio Board, its committees and individual directors on an annual basis. This evaluation was conducted in 2017 (for 2016) and 2018 (for 2017). To facilitate this evaluation, the Alio Board conducts an annual assessment of its performance, consisting of a review of its charter, the performance of the Alio Board as a whole and the performance of the Alio Board Chair and individual member directors. This annual assessment includes an evaluation of each Alio Board committee.

Such annual assessment is provided for in the charter of the Alio Board and of each of the committees of the Alio Board. In addition, in performing its annual compensation assessment, the Compensation Committee also conducts an assessment of the executive officers and directors of Alio and Alio Board committees and their members.

Term Limits and Diversity

In the fall of 2014, the Canadian Securities Administrators introduced “comply or explain” policies requiring companies to either adopt or explain why they have not adopted (a) policies with respect to term limits for directors and (b) policies and targets designed to increase participation by women in board matters and in executive positions. In early 2018, the Alio Board adopted a formal diversity policy which provides that the Alio Board will strive to augment the gender diversity of the Alio Board and Alio’s executive leadership and maintain an “evergreen list” of diverse candidates for appointment to the Alio Board.

The Alio Board and the Corporate Governance and Nominating Committee have historically recognized the valuable contributions made to Alio Board deliberations and the management of Alio by people of different genders, backgrounds and experience. As described above, the Alio Board undertakes annual director assessments and has had ongoing turnover at the board level. Selection is made as per the criteria described above and elsewhere in this Circular (such as merit, skill, qualification and Company need). However, the Alio Board is mindful of the benefits afforded by having diversity in the Company’s leadership positions and the need to maximize the effectiveness of the decision making abilities of the Alio Board and management. Accordingly, in searches for new directors or officers, as one of several factors used in its search process, the Alio Board considers the level of female representation and diversity within its leadership ranks. The Company currently has 1 female member on its board of 7 (14.3%), and 2 female officers among the Company’s senior management team of 6 (33.3%) .

The Corporate Governance and Nominating Committee annually review the composition of the Alio Board, including the age and tenure of individual directors. The Alio Board strives to achieve a balance between the desirability to have a depth of experience from its members and the need for renewal and new perspectives. The Corporate Governance and Nominating Committee has determined that the Alio Board is highly effective and well composed and that no appreciable benefit would be derived from the introduction of term or retirement age limits at this time.

The Alio Board is committed to nominating the best individuals to fulfill director roles and executive officer positions. The Alio Board believes that diversity is important to ensure that the Alio Board’s members and senior management of Alio provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management. To this end, the Alio Board has adopted a diversity policy which promotes an open and inclusive workplace and recognizes and embraces the benefits of diversity on the Alio Board. The policy places responsibility on the Corporate Governance and Nominating Committee to consider, in the recommendation of new director nominees, the following:

(a)

the competencies and skills that the Alio Board considers to be necessary, and those competencies and skills that the Alio Board considers each director to possess and the competencies and skills that each new nominee will bring to the boardroom; and

(b)	as practicable, directors who represent different genders, ages, cultural communities, geographic areas and other characteristics of the communities in which Alio operates.

The policy engrains the objective that diversity be considered in determining the optimal composition of the Alio Board and, where possible, that the Alio Board should be balanced appropriately. To that end, to promote the specific objective of gender diversity, the selection process for Alio Board nominees will involve the following steps:

(a)	a short-list identifying potential candidates for appointment nomination must be compiled and should include at least one female candidate for each available Alio Board seat; and

(b)

if, at the end of the selection process, no female candidates are selected, the Alio Board must be satisfied that there are objective reasons to support this determination and that it believes it will be able to achieve its overall goal of greater diversity in future periods.

On an annual basis, the Corporate Governance and Nominating Committee will assess the effectiveness of the Alio Board appointment and nomination process at achieving Alio’s diversity objectives and consider and, if advisable, recommend to the Alio Board for adoption, measurable objectives for achieving diversity on the Alio Board.

The policy also provides for Alio’s recruitment and promotion of individuals in senior management based on performance, ability, merit and potential, with an objective that diversity be considered in connection with the recruitment, promotion and succession planning of members of Alio’s senior management. Accordingly, in order to promote the specific objective of gender diversity, Alio will:

(a)	implement practices which address impediments to gender diversity in the workplace and review their availability and utilization;

(b)	regularly review the proportion of women at all levels of Alio;

(c)	assess the effectiveness of, and continue to expand on, existing initiatives designed to identify, support and develop talented women with leadership potential; and

(d)	continue to identify new ways to entrench diversity as a cultural priority across Alio.

On an annual basis, the Corporate Governance and Nominating Committee will assess the effectiveness of the senior management appointment process at achieving Alio’s diversity objectives and consider, and if determined advisable, recommend to the Alio Board for adoption measurable objectives for achieving diversity in senior management.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, no executive officer, director, employee, former executive officer or director or employee of the Company or any of its subsidiaries has been indebted to the Company or any of its subsidiaries, either in connection with the purchase of securities or otherwise. No director, executive officer or proposed nominee for election as a director of the Company, or an associate of any such director, executive officer or proposed nominee, has been indebted to the Company or any of its subsidiaries or any other entity which indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

The management functions of the Company are substantially performed by the directors, executive officers and management employees of the Company and are not, to any substantial degree, performed by any other person with whom the Company has contracted.

INTERESTS OF EXPERTS

Each of the authors in the following table is a “qualified person” under NI 43-101. Each qualified person has prepared or supervised the preparation of the report set opposite such qualified person’s name. Such reports contain certain scientific or technical information relating to Alio’s San Francisco Project or Ana Paula Project or Rye Patch’s Florida Canyon Project, Lincoln Hill Project or Wilco Project, as applicable, which information is contained in or incorporated by reference in this Circular.

Report	Authors
San Francisco Report	William J. Lewis, B.Sc., P.Geo., Ing. Alan J. San Martin, MAusIMM(CP), Mani Verma, P.Eng. and Richard M. Gowans, B.Sc., P.Eng.
Ana Paula Report	Daniel H. Neff, P.E., Art Ibrado, PhD, P.E., Taj Singh, P,Eng., Andrew Kelly, P.Eng., Gordon Zurowski, P.Eng., Pierre DeSautels, P.Geo., Gilberto Dominguez, P.E. and James A. Cremeens, P.E., P.G.
Florida Canyon Report	Neil B. Prenn, P.Eng. and Paul Tietz, C.P.G.
Lincoln Hill Report	Scott E. Wilson, C.P.G., William Pennstrom, Jr., M.A. and Timothy J. George, P.E.
Wilco Report	Scott E. Wilson, C.P.G.

To the knowledge of Alio, other than Taj Singh, none of the aforementioned qualified persons received or has received a direct or indirect interest in the property of Alio or of any associate or affiliate of Alio and, as of the date hereof, to Alio’s knowledge, the aforementioned qualified persons beneficially own, directly or indirectly, in total, less than one percent of the securities of Alio. At December 31, 2017, and at April 18, 2018, Taj Singh holds options in Alio that, if exercised, represent less than one percent of the Alio Shares as at those dates.

In addition, the following persons and companies have prepared certain sections of this Circular and/or schedules attached hereto, as described below, or are named as having prepared or certified a report, statement or opinion in or incorporated by reference in this Circular.

Name of Expert	Nature of Relationship

RBC Capital Markets(1)	Authors responsible for the preparation of the Alio Fairness Opinion

_________
Notes:

(1)

To the knowledge of Alio, none of the experts so named (or any of the designated professionals thereof) held securities representing more than 1% of Alio Shares as at the date of the statement, report or valuation in question, and none of the persons above is or is expected to be elected, appointed or employed as a director, officer or employee of Alio or of any associate or affiliate of Alio.

The independent auditor of Rye Patch is PricewaterhouseCoopers LLP. PricewaterhouseCoopers LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Profesional Accountants of British Columbia.

The independent auditor of Alio is Deloitte LLP. Deloitte LLP is independent of Alio within the meaning of the Rules of Professional Conduct of Chartered Professional Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. This Circular incorporates important business and financial information about Alio from documents that are not included in or delivered with this Circular. Shareholders may contact the Company to request copies of the documents incorporated by reference herein without charge at info@aliogold.com. For a more detailed description of the information incorporated by reference into this Circular and how you may obtain it, see Schedule “A” and Schedule “B”.

BY ORDER OF THE BOARD

“Bryan A. Coates”

Bryan A. Coates

Chair

GLOSSARY OF DEFINED TERMS

The following terms used in this Circular have the meanings set forth below.

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement, including any transaction involving only Rye Patch or Alio and/or one or more of their wholly owned subsidiaries, any offer, proposal, expression of interest, or inquiry from any Person or group of Persons (other than a Rye Patch or Alio or any of their affiliates) after the date hereof relating to:

(a)	any acquisition or sale, direct or indirect (including by way of option, lease or joint venture), of:

(i)

the assets of a Party and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such Party and its subsidiaries, taken as a whole; or

(ii)

20% or more of any voting or equity securities, or any securities exchangeable for or convertible into voting or equity securities, of a Party or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such Party and its subsidiaries, taken as a whole;

(b)

any take-over bid, tender offer or exchange offer for any class of voting or equity securities, or any securities exchangeable for or convertible into voting or equity securities, of a Party and/or one or more of its subsidiaries that, if consummated, would result in such Person or Persons beneficially owning 20% or more of any class of such securities;

(c)

a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, joint venture, partnership, liquidation, dissolution or other similar transaction involving a Party or any of its subsidiaries;

(d)	any transaction or series of transactions similar to those referred to in paragraphs (a), (b) or (c) above involving a Party or any of its subsidiaries; or

(e)	any public announcement of an intention to do any of the foregoing;

“Additional Rye Patch Shares” has the meaning ascribed thereto under “The Arrangement – Voting Agreements”.

“Alio” or the “Company” means Alio Gold Inc., a corporation existing under the laws of British Columbia.

“Alio Board” means the board of directors of Alio as the same is constituted from time to time.

“Alio Disclosure Letter” means the disclosure letter executed by Alio and delivered to Rye Patch March 18, 2018 in connection with the execution of the Arrangement Agreement.

“Alio Fairness Opinion” means the opinion provided by RBC Capital Markets to the effect that as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration provided for in the Arrangement Agreement is fair, from a financial point of view, to Alio.

“Alio Gold Deferred Share Unit Plan” has the meaning set out in Schedule “J” hereto.

“Alio Options” means the outstanding options to purchase Alio Shares granted under or otherwise subject to the Alio Stock Option Plan.

“Alio Resolution” means the resolution of the Alio Shareholders approving the issuance, or reservation for issuance, as the case may be, of Alio Shares pursuant to the Arrangement in the form set out in Schedule “E” hereto.

“Alio Shareholder Approval” means the requisite approval of the Alio Resolution by a majority of the votes cast by Alio Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

“Alio Shareholders” means the holders of Alio Shares.

“Alio Shares” means common shares in the capital of Alio as currently constituted and that are currently listed and posted for trading on the TSX and on the NYSE American under the symbol “ALO”.

“Alio Stock Option Plan” means the 2016 amended and restated stock option plan of Alio.

“Alio Termination Fee Event” has the meaning ascribed thereto under “The Arrangement Agreement – Termination Payments”.

“Alio Warrants” means the outstanding warrants to purchase Alio Shares.

“Amalgamation” has the meaning ascribed thereto under “The Arrangement Agreement – Description of the Arrangement”.

“Ana Paula Project” means Alio’s gold project located in Guerrero State, Mexico.

“Ana Paula Report” means the NI 43-101 technical report titled “Ana Paula Project NI 43-101 Technical Reports, Amended Preliminary Feasibility Study, Guerrero, Mexico”, date effective May 16, 2017.

“Arrangement” means the arrangement involving Alio and Rye Patch under Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, pursuant to which Alio will acquire all of the outstanding Rye Patch Shares.

“Arrangement Agreement” means the arrangement agreement dated as of March 18, 2018 between Alio and Rye Patch, as may be amended, varied or supplemented from time to time.

“Arrangement Records” means the records in respect of the Arrangement required under Division 5 of Part 9 of the BCBCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement including, as applicable, one or more notices of alteration of notices of articles and a copy of the Final Order.

“Arrangement Resolution” means the special resolution of the Rye Patch Shareholders, approving the Arrangement to be considered at the Rye Patch Meeting.

“Aurea” has the meaning set out in Schedule “B” hereto.

“BCBCA” means the Business Corporations Act, S.B.C. 2002, c. 57, as amended, including the regulations promulgated thereunder.

“Beneficial Shareholder” has the meaning ascribed thereto under “Management Information Circular – Appointment and Revocation of Proxies”.

“Broadridge” means Broadridge Financial Solutions, Inc.

“Capital West” means Capital West Partners.

“Change in Recommendation” means the circumstances where, prior to Rye Patch having obtained the Rye Patch Shareholder Approval or Alio having obtained the Alio Shareholder Approval, as applicable, the board of directors of a Party fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to the other Party or fails to reaffirm its recommendation of the Arrangement within five (5) business days (and in any case prior to the Rye Patch Meeting and the Alio Meeting) after having been requested in writing by such other Party to do so, in a manner adverse to such other Party (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of ten (10) business days (or beyond the date which is one day prior to the Rye Patch Meeting and the Alio Meeting, if sooner) shall be considered an adverse modification).

“Change of Control Event” has the meanings set out in Schedule “J” hereto.

“Change of Control Period” has the meanings set out in Schedule “J” hereto.

“CIM” has the meaning ascribed thereto under “Mineral Reserve and Resource Estimates”.

“Circular” means the Notice of Meeting to be sent to the Alio Shareholders in connection with the Meeting, together with this Circular, including all schedules, appendices and exhibits hereto, and information incorporated by reference herein, as amended, supplemented or otherwise modified from time to time.

“Code” means Alio’s written Code of Business Conduct.

“Coeur” has the meaning set forth in Schedule “A” hereto.

“Combined Company” means Alio after completion of the Arrangement.

“Combined Company Shares” means Alio Shares after giving effect to the Arrangement.

“Computershare” means Computershare Investor Services Inc.

“Confidentiality Agreement” means the confidentiality agreement between Alio and Rye Patch, dated January 17, 2018, as amended or supplemented from time to time.

“Consideration” means the consideration to be received by the Rye Patch Shareholders pursuant to the Plan of Arrangement as consideration for their Rye Patch Shares, consisting of 0.48 of an Alio Share and one-tenth of one cent (C$0.001) per Rye Patch Share.

“Corporate Objectives” has the meanings set out in Schedule “J” hereto.

“Court” means the Supreme Court of British Columbia.

“Depositary” means Computershare Investor Services Inc., which has been appointed as depositary by Alio and Rye Patch for the purpose of, among other things, exchanging certificates representing Rye Patch Shares for the Alio Shares issuable in connection with the Arrangement.

“Dissent Rights” means the rights of dissent exercisable by the Rye Patch Shareholders in respect of the Arrangement described in Article 4 of the Plan of Arrangement.

“Dissenting Rye Patch Shareholder” means a registered holder of Rye Patch Shares who validly dissents in respect of the Arrangement in strict compliance with the procedure for exercising Dissent Rights and does not withdraw or have been deemed to have withdrawn such dissent prior to the Effective Time.

“DSUs” means deferred share units granted under Alio’s Deferred Share Unit Plan.

“EDGAR” means the SEC’s Electronic Data Gathering, Analysis, and Retrieval system.

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in the Plan of Arrangement.

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement.

“EVP” means Executive Vice President.

“Exchange Ratio” means 0.48 of an Alio Share for each Rye Patch Share.

“Final Order” means the final order of the Court pursuant to section 291(4) of the BCBCA, in a form acceptable to both Alio and Rye Patch, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Parties, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is satisfactory to each of the Parties, acting reasonably) on appeal.

“Florida Canyon” has the meaning set forth in Schedule “A” hereto.

“Florida Canyon Project” means Rye Patch’s mining project located in Nevada, U.S.

“Guide 7” has the meaning ascribed thereto under “Mineral Reserve and Resource Estimates”.

“IFRS” means the international financial reporting standards issued by the International Accounting Standards Board that are applicable to public issuers in Canada.

“Initial Rye Patch Shares” has the meaning ascribed thereto under “The Arrangement – Voting Agreements”.

“Insider” means has the meaning ascribed thereto in the Alio Stock Option Plan.

“Interim Order” means the interim order of the Court made pursuant to Section 291(2) of the BCBCA in a form acceptable to both Parties, each acting reasonably, providing for, among other things, the calling and holding of the Rye Patch Meeting, as the same may be amended, supplemented or varied by the Court (with the consent of both Parties, acting reasonably).

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the waiver or lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of governmental entities as set out in Schedule “C” to the Arrangement Agreement.

“Key Third Party Consents” means those consents, approvals and notices required from any third party in respect of the completion of the Arrangement that are set out in Schedule “D” to the Arrangement Agreement.

“Laurel Hill” means Laurel Hill Advisory Group, proxy solicitation agent to Alio.

“Letter of Transmittal” means the letter of transmittal for use by registered Rye Patch Shareholders.

“Loan Repayments” has the meaning set forth in Schedule “A” hereto.

“Lincoln Hill Project” means Rye Patch’s mining project located in Nevada, U.S.

“LTI” means long term incentive.

“Material Adverse Effect” means, in respect of any Person, any change, effect, event or circumstance that, individually or in the aggregate with other such changes, effects, events or circumstances, has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of such Person and its subsidiaries, taken as a whole; provided that no change, effect, event or circumstance resulting from or attributable to any of the following shall be deemed to be, or taken into account in determining whether there has been or would reasonably expected to be, a Material Adverse Effect: (i) the announcement of the execution of the Arrangement or the transactions contemplated thereby; (ii) general political, economic or financial conditions in Canada, the United States or Mexico; (iii) the state of securities or commodity markets in general; (iv) any change in applicable laws or in the interpretation or application thereof by any governmental entity provided that such change does not have the effect of expropriating or materially reducing the ownership interest in, or rights to, the property and the mineral rights of that Person; (v) any change in IFRS or in the interpretation or application thereof by any governmental entity; (vi) any weather-related event or natural disaster or outbreak or escalation of hostilities or acts of war (whether or not declared) or act of terrorism; (vii) changes affecting the mining industry generally or the price of gold; (viii) any change, in and of itself, in the market price or trading volume of such Person’s common shares (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been, or will be, a Material Adverse Effect); provided that, in the case of clauses (ii), (iii), (iv), (v), (vi) and (vii), any such change, effect, event or circumstance shall not be excluded to the extent the same disproportionately affects (individually or together with other changes, effects, events or circumstances) such Person and its subsidiaries, taken as a whole, as compared to other similarly situated Persons operating in the same industry in which such Person and its subsidiaries operate.

“MBL” means Macquarie Bank Ltd.

“MD&A” means management’s discussion and analysis.

“Meeting” means the annual and special meeting of Alio Shareholders, including any adjournment or postponement of such annual and special meeting in accordance with the terms of the Arrangement Agreement, to be called to consider the Alio Resolution, to conduct Alio’s annual business, and for any other purpose set out in this Circular.

“Meridian” means Meridian Compensation Partners.

“Minera Aurea” has the meaning set out in Schedule “B” hereto.

“Molimentales” has the meaning set out in Schedule “B” hereto.

“NEOs” means Named Executive Officers.

“NewCo” means the company formed by the amalgamation of Rye Patch and SubCo.

“Newstrike” has the meaning set out in Schedule “B” hereto.

“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

“NI 52-110” means National Instrument 52-110 – Audit Committees.

“NI 58-201” means National Instrument 58-201 – Corporate Governance Guidelines.

“Notice of Meeting” means the Notice of the Annual and Special Meeting of Shareholders of Alio accompanying this Circular.

“NYSE American” means the NYSE American.

“Outside Date” means June 30, 2018, or such later date as may be agreed to in writing by the Parties.

“Parties” means Alio and Rye Patch, and “Party” means either of them.

“Permit” means any license, permit, certificate, consent, order, grant, approval, agreement, classification, registration or other authorization of and from any governmental entity.

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any governmental entity) or any other entity, whether or not having legal status.

“Personal Targets” has the meaning set forth in Schedule “J” hereto.

“Petition” means the Petition for the Final Order.

“Plan of Arrangement” means the plan of arrangement substantially in the form and on the terms set out in Schedule “F” hereto, and any amendments or variations thereto made in accordance with section 9.1 of the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of Alio and Rye Patch, each acting reasonably.

“Rye Patch Royalty” as the meaning set forth in Schedule “A” hereto.

“Preferred Shares” has the meaning set forth in Schedule “B” hereto.

“Proxy” means the form of proxy accompanying this Circular.

“PRSU Plan” means the performance and restricted share unit plan of Alio.

“PSUs” means performance share units granted under the PRSU Plan.

“RBC Capital Markets” means RBC Capital Markets, financial advisor to Alio and the Alio Board.

“RBC Engagement Letter” has the meaning ascribed thereto under “The Arrangement – Alio Fairness Opinion”.

“Receiving Party” has the meaning ascribed thereto under “The Arrangement Agreement – Covenants – Right to Match”.

“Record Date” means April 6, 2018.

“Registrar” has the meaning ascribed thereto under “The Arrangement – Procedure for the Arrangement to Become Effective”.

“Replacement Option” has the meaning ascribed thereto under “The Arrangement – Description of the Arrangement”.

“Responding Party” has the meaning ascribed thereto under the heading “The Arrangement Agreement – Covenants – Right to Match”.

“Response” has the meaning ascribed thereto under “The Arrangement – Court Approval and Completion of the Arrangement”.

“Response Period” has the meaning ascribed thereto under “The Arrangement Agreement – Covenants – Right to Match”.

“RP Dirt” has the meaning set forth in Schedule “A” hereto.

“RSUs” means restricted share units granted under the PRSU Plan.

“Rye Patch” means Rye Patch Gold Corp., a corporation existing under the BCBCA.

“Rye Patch Agent Options” means the compensation options expiring on December 29, 2018 and January 31, 2020 issued to PI Financial Corp., Canaccord Genuity Corp. and Industrial Alliance Corp.

“Rye Patch Benefit Plans” means all agreements, health, welfare, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, severance, pension or retirement plans and other employee compensation or benefit plans, policies, agreements, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured which are maintained by, contributed to or sponsored by or binding upon Rye Patch or such subsidiary or in respect of which Rye Patch or any of its subsidiaries has any actual or potential liability, in each case, for the benefit of any current or former service provider of Rye Patch or any of its subsidiaries.

“Rye Patch Board” means the board of directors of Rye Patch as the same is constituted from time to time.

“Rye Patch Board Nominees” means Tim Baker and John Mansanti, the two persons nominated by Rye Patch to be directors of Alio as of the Effective Time.

“Rye Patch Circular” means the notice of the Rye Patch Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Rye Patch Shareholders in connection with the Rye Patch Meeting, as amended, supplemented or otherwise modified from time to time.

“Rye Patch Disclosure Letter” means the disclosure letter executed by Rye Patch and delivered to Alio on March 18, 2018 in connection with the execution of the Arrangement Agreement.

“Rye Patch Locked-Up Shareholders” means (i) all of the directors and officers of Rye Patch and Primevest Capital Corp.

“Rye Patch Meeting” means the special meeting of Rye Patch Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Rye Patch Mining” has the meaning set forth in Schedule “A” hereto.

“Rye Patch Options” means the outstanding options to purchase Rye Patch Shares granted under or otherwise subject to the Rye Patch Stock Option Plan.

“Rye Patch Private Placement” has the meaning set forther in Schedule “A” hereto.

“Rye Patch RSU Plan” means the restricted share unit plan of Rye Patch most recently approved by Rye Patch Shareholders on June 6, 2017.

“Rye Patch RSUs” means outstanding restricted share units providing the right to receive Rye Patch Shares granted under the Rye Patch RSU Plan.

“Rye Patch Shareholder Approval” means the requisite approval of the Arrangement Resolution by 66 % of the votes cast on the Arrangement Resolution by Rye Patch Shareholders, present in person or represented by proxy and entitled to vote at the Rye Patch Meeting.

“Rye Patch Shareholders” means the holders of Rye Patch Shares.

“Rye Patch Shares” means common shares in the capital of Rye Patch, as currently constituted and that are currently listed and posted for trading on the TSX.V under the symbol “RPM”.

“Rye Patch Stock Option Plan” means the stock option plan of Rye Patch, most recently approved by Shareholders on June 6, 2017.

“Rye Patch Termination Fee Event” has the meaning ascribed thereto under “The Arrangement Agreement – Termination of the Arrangement Agreement – Termination Payments”.

“Rye Patch US” has the meaning set forth in Schedule “A” hereto.

“Rye Patch Warrants” means share purchase warrants of Rye Patch.

“San Francisco Project” means Alio’s gold project located in Sonora, Mexico.

“San Francisco Report” means the NI 43-101 Technical Report titled “NI 43-101 F1 Technical Report Updated Resources and Reserves and Mine Plan for the San Francisco Gold Mine, Sonora, Mexico” dated May 25, 2017, with an effective date of April 1, 2017.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Laws” means the Securities Act (British Columbia) and the U.S. Securities Act, together with all other applicable state, federal and provincial securities laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Share Consolidation” has the meaning set forth in Schedule “A” hereto.

“Share Units” means the PSUs and the RSUs, collectively.

“Special Committee” has the meaning ascribed thereto under “The Arrangement – Background to the Arrangement”.

“Standard Gold” has the meaning set forther in Schedule “A” hereto.

“Statements” means the audited consolidated financial statements of the Company for the years ended December 31, 2017 and 2016, and the auditors’ report thereon.

“STIP” means short term incentive plan.

“SubCo” means a company to be incorporated under the BCBCA, which will be a wholly-owned subsidiary of Alio.

“Subject Rye Patch Shares” has the meaning ascribed thereto under “The Arrangement – Voting Agreements”.

“Superior Proposal” means:

(a)

with respect to Rye Patch, any bona fide unsolicited written Acquisition Proposal made after the date of the Arrangement (and not obtained in violation of the Arrangement Agreement) that would result in any Person becoming the beneficial owner of 100% of the outstanding Rye Patch Shares or all or substantially all of the consolidated assets of Rye Patch and its subsidiaries and:

(i)

that, in the case of an Acquisition Proposal to acquire the outstanding Rye Patch Shares, is made available to all Rye Patch Shareholders on the same terms and conditions (other than in the case of an asset transaction);

(ii)	is not subject to a financing or due diligence condition;

(iii)	in respect of which the Rye Patch Board determines, in its good faith judgment, after receiving the advice of its outside legal counsel and financial advisors, that:

(A)

the transactions contemplated by such Acquisition Proposal are reasonably capable of being completed in accordance with their terms and without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal;

(B)	failure to recommend such Acquisition Proposal to the Rye Patch Shareholders would be inconsistent with its fiduciary duties under applicable law; and

(C)

having regard for all of its terms and conditions and the terms and conditions of the Arrangement, such Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Rye Patch Shareholders (in their capacity as such) from a financial point of view than the Arrangement, after taking into account any change to the terms of the Arrangement proposed by Alio pursuant to the Arrangement Agreement; and

(b)

with respect to Alio, any bona fide unsolicited written Acquisition Proposal made after the date of the Arrangement (and not obtained in violation of the Arrangement Agreement) that would result in any Person becoming the beneficial owner of 100% of the outstanding Alio Shares or all or substantially all of the consolidated assets of Alio and its subsidiaries and:

(i)

that, in the case of an Acquisition Proposal to acquire the outstanding Alio Shares, is made available to all Alio Shareholders on the same terms and conditions (other than in the case of an asset transaction);

(ii)	is not subject to a financing or due diligence condition; and

(iii)	in respect of which the Alio Board determines, in its good faith judgment, after receiving the advice of its outside legal counsel and financial advisors, that:

(A)

the transactions contemplated by such Acquisition Proposal are reasonably capable of being completed in accordance with their terms and without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal;

(B)	failure to recommend such Acquisition Proposal to the Alio Shareholders would be inconsistent with its fiduciary duties under applicable law; and

(C)

having regard for all of its terms and conditions and the terms and conditions of the Arrangement, such Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Alio Shareholders (in their capacity as such) from a financial point of view than the Arrangement, after taking into account any change to the terms of the Arrangement proposed by Rye Patch pursuant to the Arrangement Agreement.

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Termination Fee” means C$4.0 million.

“Timmins Mexico” has the meaning set out in Schedule “B” hereto.

“TSR” means total shareholder return.

“TSX” means the Toronto Stock Exchange.

“TSX.V” means the TSX Venture Exchange.

“Underwriters” has the meaning set forther in Schedule “A” hereto.

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Colombia.

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as the same has been, and hereafter from time to time may be, amended.

“U.S. GAAP” means U.S. generally accepted accounting principles applicable to publicly accountable enterprises.

“U.S. Securities Act” means the U.S. Securities Act of 1933, as the same has been, and hereafter from time to time may be, amended.

“VIF” has the meaning ascribed thereto under “Beneficial Shareholders”.

“Voting Agreements” means, collectively, the voting agreements (including any amendments thereto) between Alio and each of the Rye Patch Locked-Up Shareholders.

“Wilco Project” means Rye Patch’s mining project located in Nevada, United States of America.

SCHEDULE “A”
INFORMATION RELATING TO RYE PATCH

The following information is presented on a pre-Arrangement basis and reflects certain selected information of Rye Patch Gold Corp. (“Rye Patch”). See “Schedule “B” - Information Relating to Alio Gold Inc.” and the section entitled “Information Relating to the Combined Company” contained in the Circular for business, financial and share capital information relating to Alio Gold Inc. and the Combined Company, respectively.

Information relating to the common shares of Rye Patch is after giving effect to the Share Consolidation (as defined under “Consolidated Capitalization”).

Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this Schedule are references to Canadian dollars. References to “$” are to Canadian dollars and references to “U.S.$” are to United States dollars.

Corporate Summary

Rye Patch was incorporated pursuant to the Business Corporations Act (British Columbia) on April 13, 2006.

Rye Patch’s head office is located at Suite 1500 – 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6. Rye Patch’s registered and records office is located at Koffman Kalef LLP, 1900 – 885 West Georgia Street, Vancouver, BC V6C 3H4.

Rye Patch is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, Canada. The fiscal year end of Rye Patch is December 31.

Intercorporate Relationships

Rye Patch has five subsidiaries: Rye Patch Mining US Inc. (“Rye Patch Mining”), Rye Patch Gold US Inc. (“Rye Patch US”), RP Dirt Inc. (“RP Dirt”), Standard Gold Mining, Inc. (“Standard Gold”) and Florida Canyon Mining, Inc. (“Florida Canyon”). On July 28, 2016, Rye Patch completed its acquisition of Florida Canyon, Standard Gold and RP Dirt. With the acquisition, Rye Patch acquired two producing properties in Florida Canyon and Standard Gold. Rye Patch owns and controls several resource and early-stage projects in west-central Nevada. Rye Patch operates through its wholly-owned subsidiaries, Rye Patch US, its exploration arm, and Rye Patch Mining, Florida Canyon, Standard Gold and RP Dirt.

Rye Patch’s current corporate structure is included below:

SUMMARY DESCRIPTION OF BUSINESS

Rye Patch is a British Columbia company engaged through wholly-owned subsidiaries in the mining and development of gold and silver mines and projects along the established Oreana trend in west central Nevada, U.S.A. In July 2016, Rye Patch acquired two producing mineral properties in Nevada, the Florida Canyon mine and the Standard Gold mine. Since the acquisition of the mines, Rye Patch has focused on redeveloping the Florida Canyon mine and has restarted operations at the mine. In addition, Rye Patch owns and controls several resource and early-stage projects in west-central Nevada.

RECENT DEVELOPMENTS

Sale of Rochester Royalty

On May 9, 2017, Rye Patch notified Coeur Rochester, Inc. (“Coeur”) that it had received an offer (the “Offer”) from a third party to purchase Rye Patch’s 3.4% net smelter return royalty (the “Royalty”) from the sale of silver and gold processed from the Rochester Mine in Pershing County, Nevada for $5,000,000 payable in cash, which was accepted by Rye Patch. Under a net smelter returns royalty agreement dated June 27, 2013 between Rye Patch and Coeur, Coeur retained a right of first refusal to purchase the Royalty from Rye Patch in the event that Rye Patch should wish to sell or transfer the Royalty. Coeur notified Rye Patch that it elected to purchase the Royalty on the same terms and conditions set out in the Offer. The sale of the Royalty to Coeur was completed on May 31, 2017. In connection with the sale of the Royalty, Rye Patch also received a final Royalty payment in the amount of $313,701, representing the final Royalty amounts accruing up to the closing date.

Florida Canyon Gold Mine Pre-Commercial Production and Update

In the second quarter of 2017, pre-commercial production at Rye Patch’s Florida Canyon Gold Mine was 7,075 ounces of gold. The gold produced was sold into Rye Patch’s forward sales contact at $1,275 per ounce of gold.

During the second quarter of 2017, the Florida Canyon Gold Mine achieved:

•	Completion of phase one of the new leach pad;

•	Mining of 1.56 million tons of ore including 1.53 tons of ore delivered to the crusher; and

•	Stacking of 560,000 tons of ore.

Rye Patch also purchased four 785C haulage trucks for $3.67 million, augmenting the current fleet and enabling planned production increases.

During the 2017 third quarter, the Florida Canyon Gold Mine:

•	Increased its gold production to 7,982 ounces;

•	Mined 2.444 million tons of ore; and

•	Delivered 8,320 ounces of gold into the forward sales contract leaving approximately 130,000 ounces of gold remaining.

During the fourth quarter of 2017, the Florida Canyon Gold Mine:

•	Produced 10,470 ounces of gold and 5,447 ounces of silver;

•	Mined 2.372 million tons of ore;

•	Crushed 2.291 million tons of ore; and

•	Achieved commercial production in December 2017, based on the above planned operational performance of the mine and the crusher and the actual versus model recovery and predictability of the South Heap Leach Pad.

Rye Patch also renegotiated the terms of its reclamation bonds in respect of the Florida Canyon mine and the Standard Gold mine. The renegotiated terms resulted in a material reduction in the portion of the reclamation bond and resulted in a C$6.2 million cash refund to Rye Patch.

During the first quarter of 2018, the Florida Canyon Gold Mine:

•	Produced 10,844 ounces of gold and 5,457 ounces of silver;

•	Mined 1,856,400 tons of ore;

•	Crushed 2,151,900 tons of ore;

•	Placed 22,300 ounces of gold on the pad; and

•	Realized a waste to ore stripping ratio of 1.16.

Gold production dipped in January and February associated with managing the water balance during the ramp up of the second Carbon-in-Column (CIC) plant, and unplanned equipment failures in the refinery. Gold production rebounded in March with the production of 4,540 ounces of gold. The Company is forecasting between 15,000 and 16,000 ounces of gold in Q2 2018.

Macquarie Bank Credit Facility

Rye Patch made its first repayment to Macquarie Bank under the current terms of its credit facility on September 30, 2017. In December 2017, Rye Patch also completed its $4.0 million principal repayment and paid $609,000 in interest pursuant to the credit facility. An aggregate of $5.1 million in principal repayments was made in 2017 reducing the outstanding balance to $21.8 million. The next scheduled loan repayment of $5.2 million in principal and $537,000 in interest was made on March 31, 2018 which further reduced the outstanding principal balance to $16.6 million. All amounts paid in connection with the credit facility are collectively referred herein to as the “Loan Repayments”.

Oxide Resource Expansion Program

On October 16, 2017, Rye Patch announced its three-year program to expand its oxide resource and delineate sulfide potential along the Oreana trend in west-central Nevada at the Florida Canyon mine and Lincoln Hill. The initial program will consist of 1,200 metres of core and 8,800 metres of reverse circulation drilling, with drillholes to range in depth between 150 to 300 metres for the sulfide program and 60 to 180 metres for the oxide program.

On November 29, 2017, Rye Patch announced that the sulfide drilling program has identified two gold zones in drillhole FCR-17-016, which includes 70.1 metres grading 2.94 grams per tonne (g/t) gold and 56.4 metres grading 2.60 g/t gold. Drillhole FCR-17-015 also contained three gold zones including 35.1 metres grading 2.08 g/t gold, 57.9 metres grading 1.30 g/t gold and 15.2 metres grading 1.08 g/t gold.

Drillholes in the Central pit area of the Florida Canyon mine were successful in changing the waste designation to ore and expanding the oxide resource.

Bought Deal Private Placement

On January 31, 2018, Rye Patch completed a bought deal private placement whereby Rye Patch issued a total of 15,384,700 units of Rye Patch (“Units”) at a price of C$1.30 per Unit for gross proceeds of C$20,000,110 (the “Private Placement”). Each Unit consisted of one common share of Rye Patch and one common share purchase warrant (a “Warrant”). Each Warrant is exercisable to acquire one common share of Rye Patch at an exercise price of C$1.65 until January 31, 2020. The Private Placement included exercise in full of the over-allotment option granted to the Underwriters (as defined below) to purchase additional Units at C$1.30 per Unit.

The Private Placement was led by PI Financial Corp. and included Canaccord Genuity Corp. and Industrial Alliance Securities Inc. as underwriters (the “Underwriters”). Rye Patch paid the Underwriters a 5% cash commission on the proceeds of the Private Placement. Rye Patch also issued the Underwriters compensation options exercisable for the purchase of a total of 307,694 common shares at C$1.30 per share until January 31, 2020.

Rye Patch intended to use the net proceeds of the Offering for debt servicing, working capital and the continued ramp up of Rye Patch’s Florida Canyon Mine.

CONSOLIDATED CAPITALIZATION

On January 12, 2018, Rye Patch effected a share consolidation (the “Share Consolidation”) on the basis of one post-consolidation common share for every 6.5 pre-consolidation common shares. Effective as of the opening of markets on January 12, 2018, Rye Patch commenced trading on the TSX Venture Exchange (“TSX-V”) on a consolidated basis under its existing name, Rye Patch Gold Corp. Immediately following the completion of the Share Consolidation, there were 65,717,024 issued and outstanding common shares of Rye Patch.

The following table sets forth certain information on Rye Patch’s share and loan capital, on a consolidated basis, as at September 30, 2017 and as at that date after giving effect to the Loan Repayments, the Share Consolidation and the Private Placement, but before giving effect to the Arrangement. The table should be read in conjunction with Rye Patch’s condensed consolidated interim financial statements for the nine-month period ended September 30, 2017, including the notes thereto, and management’s discussion and analysis in respect thereof and other financial information contained in or incorporated by reference in the Circular.

As at September 30, 2017 after giving
effect to Loan Repayments, Share
	As at September 30, 2017	Consolidation and Private Placement

(in thousands of dollars)
Non-Current Liabilities	C$54,920	C$47,335

Common Shares	C$92,638	C$110,826
	(65,717,043 shares)	(81,101,724 shares)

PRIOR SALES

The following table sets out details of all common shares issued by Rye Patch during the 12 months prior to the date of the Circular.

	Number of	Issue Price per
Date	Common Shares	Common Share	Reason for issuance
May 19, 2017	214,660	C$1.43	Warrant exercise
June 29, 2017	5,918,461	C$1.69	Prospectus offering
January 31, 2018	15,384,700	C$1.30	Private Placement
February 12, 2018	168,187	N/A	Restricted Share Units Conversion

The following table sets out details of all securities convertible or exercisable into common shares of Rye Patch that were issued or granted by Rye Patch during the 12 months prior to the date of the Circular.

		Number of Common	Exercise or conversion
		Shares issuable upon	price per Common
Date of Grant	Type of Security Issued	exercise or conversion	Share
June 29, 2017	Compensation options	118,369	C$1.69
July 17, 2017	Stock options	123,076	C$1.95
January 31, 2018	Warrants	15,384,700	C$1.65
January 31, 2018	Compensation options	307,694	C$1.30
February 12, 2018	Stock options	1,242,000	C$1.30
February 12, 2018	Restricted Share Units	504,600	N/A

TRADING PRICE AND VOLUME

The common shares of Rye Patch are listed for trading on the TSX-V under the symbol “RPM” and on the OTCQX under the symbol “RPMGF”. The following table sets forth the monthly high and low closing prices and trading volumes of the common shares of Rye Patch on TSX-V for the months indicated.

	High	Low
Month	($)	($)	Volume
April 2017	$2.21	$1.69	2,176,402
May 2017	$1.85	$1.50	2,947,073
June 2017	$1.95	$1.46	2,141,520
July 2017	$1.56	$1.30	2,183,973
August 2017	$1.53	$1.24	3,004,888
September 2017	$1.66	$1.17	2,926,892
October 2017	$1.59	$1.17	2,961,184
November 2017	$1.56	$1.30	1,454,053
December 2017	$1.92	$1.37	2,148,315
January 2018	$1.85	$1.22	2,064,549
February 2018	$1.33	$1.09	1,959,135
March 2018	$1.40	$1.05	4,614,818
April 1- 18, 2018	$1.26	$1.07	2,221,959

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

As at the date of the Circular, the following table with respect to each director and executive officer of Rye Patch sets out that individual’s name, province (or state) and country of residence, the positions and offices in Rye Patch presently held by that individual, the period during which such individual has served as a director of Rye Patch and that individual’s principal occupation(s) during the past five years:

Name, Province (or State) and Country of Residence	Office	Date of Appointment as Director	Principal Occupation Within the Five Preceding Years
Timothy C. Baker(1)(2)(3) British Columbia, Canada	Director	Director since December 14, 2016	Non-Executive Chairman of the Board of Golden Star Resources Ltd. since January 2013; Corporate Director

Jonathan Challis(1)(2)(3) Kent, United Kingdom	Chairman and Director	Director since March 14, 2007	Chairman of Rye Patch since May 7, 2014; President, Chief Executive Officer and a Director of Goldbelt Empires Limited (public gold exploration company); Corporate Director

William (Bill) C. Howald Nevada, U.S.A.	President, Chief Executive Officer and Director	Director since April 13, 2006	Chief Executive Officer (since April 13, 2006) and President (since April 13, 2006) of Rye Patch

John G. Mansanti(1)(2)(3) Colorado, U.S.A.	Director	Director since July 12, 2017	Various executive positions with Intrepid Potash, Inc. (from October 2009 to present), currently Sr. Vice President of Strategic Initiatives and Technical Services

Charles Russell(1)(2)(3) Guernsey, Channel Islands	Director	Director since January 22, 2007	Retired Mining Engineer; Corporate Director

Antony (Tony) Wood British Columbia, Canada	Chief Financial Officer and Vice- President, Corporate Development	N/A	Chief Financial Officer (since March 1,
2015) and Vice-President, Corporate
Development (since September 1, 2014)
of Rye Patch; Independent Consultant
(November 2013 to September 2014);
Chief Financial Officer, Peruvian
Precious Metals Corp. (March 2013 to
November 2013)

Douglas M. Jones Montana, U.S.A.	Chief Operating Officer	N/A	Chief Operating Officer of Rye Patch (since February 12, 2018); Senior Vice President of Eldorado Gold (May 2011 to January 2017)

Bernard Poznanski British Columbia, Canada	Corporate Secretary	N/A	Partner of Koffman Kalef LLP, a law firm (since 1993)

_______________________

(1)	Member of the Audit Committee
(2)	Member of the Corporate Governance and Compensation Committee.
(3)	Member of the Sustainability Committee.

Each director will serve as a director until the next annual general meeting of Rye Patch or until his successor is elected or appointed.

As at April 6, 2018, the directors and executive officers of Rye Patch as a group beneficially owned, or controlled or directed, directly or indirectly, approximately 671,384 (or 0.83%) of the then issued and outstanding common shares of Rye Patch.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Rye Patch, filed with the securities regulatory authorities in the jurisdictions in Canada in which Rye Patch is a reporting issuer and available at www.sedar.com, are specifically incorporated by reference into, and form an integral part of, the Circular:

1.	the annual information form of Rye Patch dated as of May 5, 2017 for the year ended December 31, 2016, filed May 5, 2017;

2.	the audited annual consolidated financial statements of Rye Patch for the year ended December 31, 2016 and the auditor’s report thereon, filed May 1, 2017;

3.	the management’s discussion and analysis of financial condition and results of operations of Rye Patch for the year ended December 31, 2016, filed May 1, 2017;

4.	the unaudited interim consolidated financial statements of Rye Patch for the nine months ended September 30, 2017 and the notes thereto, filed November 27, 2017;

5.	the management’s discussion and analysis of Rye Patch for the nine months ended September 30, 2017, filed November 27, 2017;

6.	management information circular dated April 28, 2017 prepared in connection with the annual meeting of shareholders held on June 6, 2017, filed May 8, 2017;

7.	material change report dated June 8, 2017 relating to the sale of the Rye Patch Royalty, filed June 8, 2017;

8.	material change report dated June 9, 2017 relating to a bought deal prospectus offering of common shares of Rye Patch, filed June 9, 2017;

9.	material change report dated June 29, 2017 relating to the completion of the bought deal prospectus offering of common shares of Rye Patch, filed June 30, 2017;

10.	material change report dated January 17, 2018 relating to the Share Consolidation, filed January 17, 2018;

11.	material change report dated January 25, 2018 relating to the Rye Patch Private Placement, filed January 26, 2018;

12.	material change report dated February 8, 2018 relating to the completion of the Rye Patch Private Placement filed February 8, 2018; and

13.	material change report dated March 27, 2018 relating to the Arrangement Agreement, filed March 27. 2018.

References herein to the Circular also include any and all documents incorporated by reference in the Circular. Any document of the types referred to above and certain other disclosure documents as set forth in Item 11.1 of Form 41-101F1 of National Instrument 44-101 — Short Form Prospectus Distributions filed by

Rye Patch with the securities commissions or similar regulatory authorities in the applicable provinces of Canada after the date of the Circular and prior to the Effective Time shall be deemed to be incorporated by reference in the Circular.

Any statement contained herein or in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for the purpose of the Circular to the extent that any such statement is modified or superseded by a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement or a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified form to constitute part of the Circular; rather only such statement as so modified or superseded shall be considered to constitute part of the Circular.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Rye Patch at 1500-701 West Georgia, Vancouver, British Columbia, Canada V7Y 1C6, telephone: 1-604-638-1588, and are also available electronically at www.sedar.com.

RISK FACTORS

The business and operations of Rye Patch are subject to numerous risks. There are risks in every business and the mining industry has its own inherent risks. Alio Shareholders should carefully consider the information included or incorporated by reference in the Circular and Rye Patch’s historical consolidated financial statements and related notes thereto before making a decision concerning Alio Shares issuable under the Arrangement. There are various risks, including those discussed in the Rye Patch’s Annual Information Form, which are incorporated herein by reference, that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of Rye Patch.

These risk factors, together with all of the other information included, or incorporated by reference in the Circular, including information contained in the section entitled “Forward-Looking Statements” should be carefully reviewed and considered before a voting decision is made.

SCHEDULE “B”
INFORMATION RELATING TO ALIO

The following information is presented on a pre-Arrangement basis and reflects certain selected information of Alio Gold Inc. (the “Company” or “Alio”). See “Schedule “A” - Information Relating to Rye Patch Gold Corp.” and the section entitled “Information Relating to the Combined Company” contained in the Circular for business, financial and share capital information relating to Rye Patch and the Combined Company, respectively.

Corporate Summary

The Company was incorporated pursuant to the Business Corporations Act (British Columbia) on March 17, 2005. On May 12, 2017, the Company changed its name from “Timmins Gold Corp.” to “Alio Gold Inc.”

The Company’s head office is located at Suite 507 – 700 West Pender Street, Vancouver, British Columbia, V6C 1G8. The Company’s registered and records office is located at Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver, BC V7X 1L3. The Company’s subsidiary office in Mexico is located at Blvd. Solidaridad #335 A, Local 3, Col Las Palmas, Hermosillo, Sonora, Mexico, 83270. The subsidiary also maintains a field office at the San Francisco Project, near Estacion Llano, Sonora.

Alio is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, Canada. Alio is listed on the TSX and the NYSE American with the trading symbol “ALO”. The fiscal year end of Alio is December 31.

Intercorporate Relationships

The Company had five subsidiaries: Timmins Goldcorp Mexico, S.A. de C.V. (“Timmins Mexico”), Molimentales del Noroeste, S.A. de C.V. (“Molimentales”), Newstrike Capital Inc. (“Newstrike”), Aurea Mining Inc. (“Aurea”) and Minera Aurea, S.A. de C.V. (“Minera Aurea”). All subsidiaries are wholly owned except for nominal shareholders holding one share in each of the Mexican subsidiaries. Timmins Mexico was incorporated pursuant to the laws of Mexico on March 23, 2005 and is the entity through which the Company conducts its Mexican operations, except for its operations in Guerrero, Mexico. Molimentales was acquired on March 20, 2007, and was incorporated pursuant to the laws of Mexico for the principal purpose of holding the mineral concessions and infrastructure that constitute the San Francisco Project. In May 2015, the Company acquired all of the outstanding shares of Newstrike. Newstrike was incorporated pursuant to the Business Corporations Act (Alberta) on November 7, 2000 under the name “Erez Inc.”. The name was changed to MCS Global Corp. on June 20, 2003. On April 21, 2006, MCS Global Corp. continued to British Columbia under the Business Corporations Act (British Columbia) and changed its name to “Newstrike Capital Inc.” on May 5, 2006. In 2008, Newstrike acquired all of the outstanding shares of Aurea. Aurea was incorporated pursuant to the Business Corporations Act (British Columbia). Aurea holds all but one of the outstanding shares of Minera Aurea which was incorporated pursuant to the laws of Mexico on March 22, 2004. Minera Aurea owns the Ana Paula gold project in Guerrero, Mexico.

In September 2017, the Company began a process of restructuring its subsidiaries to simplify the Company’s corporate organizational structure. The Company and its subsidiaries completed the following series of transactions in October 2017:

(a)    NewCo, a new, wholly-owned, Canadian subsidiary of the Company was formed;

(b)     The Company then sold all of the issued and outstanding common shares of Newstrike to NewCo,resulting in Newstrike becoming a wholly-owned subsidiary of NewCo;

(c)     Aurea amalgamated with its parent company, Newstrike, with the effect that the two companies continued as one company, except that the legal existence of Aurea did not cease, and Aurea was deemed to have survived the amalgamation, becoming a wholly-owned subsidiary of NewCo;

(d)     Aurea then performed a similar amalgamation with its subsequent parent company, NewCo, with the effect that the two companies continued as one company, except that the legal existence of Aurea did not cease, and Aurea was deemed to have survived the amalgamation, becoming a wholly-owned subsidiary of Alio; and,

 (e)     The Company then sold all but one of the issued and outstanding common shares of Aurea to Timmins Mexico.

The reorganization did not involve any change in the Company’s business, management, Alio Board, facilities, assets or liabilities and there were no dispositions or transfers of title of Aurea’s assets. The Company’s current corporate structure is included below:

(1)	The Company is the registered owner of 99.99% of the shares. The remaining 0.01% of the shares are held by nominal shareholders.

SUMMARY DESCRIPTION OF BUSINESS

The Company is a publicly traded gold producer engaged in the operation, development, exploration and acquisition of resource properties, primarily in Mexico. The Company owns and operates the San Francisco open pit gold mine, which together with the associated La Chicharra open pit gold mine (“La Chicharra”), and additional exploration claims in and around the mines (collectively, the “San Francisco Property”) consists of approximately 53,380 hectares of surface area in the state of Sonora, Mexico. The term San Francisco Project refers to the area within the exploitation or mining concessions controlled by the Company. In addition, the Company is developing the Ana Paula Project in the state of Guerrero, Mexico. The Company’s goal is to become an intermediate gold producer through developing and/or acquiring assets.

CONSOLIDATED CAPITALIZATION

Other than as disclosed below, there have not been any material changes to the share and loan capital of Alio on a consolidated basis since December 31, 2017, the date of Alio’s most recently filed financial statements. The following table summarizes Alio’s consolidated capitalization (a) as at December 31, 2017 and (b) after giving effect to the Arrangement. The table should be read in conjunction with the financial statements of Alio, including the notes thereto, incorporated by reference into this Circular and the unaudited pro forma condensed consolidated financial statements, including the notes thereto, attached as Schedule “C” to this Circular.

		Combined Company as at
		December 31, 2017 (after
	Alio as at	giving effect to the
	December 31, 2017	Arrangement)
Description	(US$000s)	(US$'000s)
Cash and cash equivalents	31,474	37,779
Rye Patch Cash Balance	-	9,516
Arrangement Transaction Costs	-	(3,149)
Arrangement	-	(62)

Credit facility and loan payable	-	30,411
Credit facility	-	22,560
Loan payable		2,851
Contingent consideration payable	-	5,000

Share equity	196,585	295,149
Arrangement	-	98,564

Total Capitalization:		325,560

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Alio Shares

The holders of the Alio Shares are entitled to receive notice of and to attend and vote at all meetings of the holders of Alio Shares. Each Alio Share confers the right to one vote in person or by proxy at all annual or extraordinary general meetings of the holders of Alio Shares. Holders of Alio Shares are entitled to dividends as and when declared by the directors. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Company, after payment of all outstanding debts, the remaining assets of the Company available for distribution will be distributed to the holders of Alio Shares.

The authorized capital of the Company also includes an unlimited number of non-voting convertible preference shares (“Preferred Shares”) without par value, none of which are currently issued and outstanding as of the date of this Circular. The Preferred Shares are not entitled to dividends and upon dissolution, winding-up or other distribution of assets of the Company, the preferred shareholders shall participate rateably in equal amounts per share with the holders of Alio Shares without preference or distinction, in the remaining assets of the Company.

Options

The Alio Options are granted pursuant to the Alio Stock Option Plan which was adopted by the directors of Alio on May 24, 2016. The number of stock options which may be issued under the Alio Stock Option Plan is limited and cannot be increased without shareholder approval.

Under the Alio Stock Option Plan, options may be granted to: (i) full-time employees or part- time employees of the Company or any of its subsidiaries working not less than 20 hours per week; (ii) consultants of the Company or any of its subsidiaries; (iii) an individual employed by an entity providing management services to the Company or (iv) a director of the Company or any of its subsidiaries.

The total number of Alio Shares which may be reserved and available for issuance under the Alio Stock Option Plan, together with any securities of the Company under any other security-based compensation arrangements, may not exceed 10% of the issued and outstanding common shares of the Company from time to time. The exercise price of options granted pursuant to the Alio Stock Option Plan is determined by the Compensation Committee at the time of grant and may not be less than the Market Price (defined in the Alio Stock Option Plan to be the closing price of the Alio Shares on the TSX for the last market trading day prior to the date of grant of the option if the Alio Shares are listed on the TSX) of the Alio Shares, provided, however, that in the case of an incentive stock option granted to a U.S. participant who directly or indirectly controls over 10% of the voting rights attached to the Company’s Alio Shares, the exercise price shall be no less than 110% of the Market Price on the date of grant.

Pursuant to the terms of the Alio Stock Option Plan, options may be granted for a term not exceeding five years. Options are non-assignable and non-transferable, otherwise than by will or by the operation of law as stated in the Alio Stock Option Plan. The Compensation Committee has complete discretion to establish or modify vesting provisions for each option granted, provided, however, that all options must vest in stages over a period of at least 18 months.

The Alio Board may terminate or amend the Alio Stock Option Plan at any time without shareholder approval to: (a) make formal minor or technical modifications; (b) to correct any defect, supply any omission, or reconcile any inconsistency; (c) to change the vesting provisions of an option or the; (d) to change the termination provisions of the option or the Alio Stock Option Plan which does not entail an extension beyond the original expiry date; (e) to add or modify a cashless exercise feature; (f) to add or change provisions relating to any form of financial assistance provided by the Company; and (g) to make any other change to any provision of the Alio Stock Option Plan, in accordance with applicable Securities Laws, provided however, that no amendment may be made without the consent of an adversely affected participant and shareholder approval must be obtained in accordance with the requirements of the Alio Stock Option Plan to: (i) issue to any one holder of options, within a 12 month period, such number of Alio Shares exceeding 5% of the Company’s issued and outstanding Alio Shares; (ii) increase the number of Alio Shares issuable under options granted pursuant to the Alio Stock Option Plan; (iii) change the persons who qualify as eligible persons under the Alio Stock Option Plan; (iv) reduce the exercise price of an option; (v) cancel and re-issue an option; (vi) extend the term of an option to an insider or extend the expiry date beyond the original expiry date; (vii) make options transferable or assignable other than by will or operation of law; (viii) increase the level of insider participation under the Alio Stock Option Plan; or (ix) a change to amendment provisions of the Alio Stock Option Plan.

PRIOR SALES

The following table summarizes (i) grants of Alio Options (ii) issuance of Alio Shares and (iii) issuances of securities exercisable for Alio Shares by Alio within the 12 months prior to the date of this Circular.

Number and Type of
Date of sale	Price or exercise price	Securities	Reasons for issuance
July 20, 2017	C$6.25	8,000,000 common shares	Bought deal short form prospectus offering

July 20, 2017	C$8.00	4,000,000 warrants	Bought deal short form prospectus offering

July 20, 2017	C$6.25	62,000 common shares	Over-allotment option of bought deal short form prospectus offering

July 20, 2017	C$8.00	31,000 warrants	Over-allotment option of bought deal short form prospectus offering

TRADING PRICE AND VOLUME

The Company’s Alio Shares are listed and posted for trading on the TSX and the NYSE Market under the symbol “ALO”. The Company’s existing warrants are listed and posted for trading on the TSX under the symbol “ALO.WT”. The following table sets forth, from March 1, 2017 to April 18, 2018, the intraday high and low sale prices and composite volume of trading of the Alio shares as reported on the TSX.

	TSX
	Price Range($)
	High(1)	Low(1)	Volume(2)
March 2017	5.30	4.55	1,069,348
April 2017	6.00	4.95	1,642,661
May 2017	6.66	5.20	4,631,491
June 2017	7.99	5.76	5,350,390
July 2017	6.05	4.98	4,122,633
August 2017	5.40	4.82	2,046,345
September 2017	6.05	5.11	2,018,675
October 2017	5.68	4.93	2,427,784
November 2017	5.23	3.72	5,050,191
December 2017	4.67	3.60	2,525,611
January 2018	4.92	3.95	2,037,837
February 2018	4.07	3.16	2,400,559
March 2018	3.47	2.23	5,178,150
April 2018	2.72	2.40	2,282,241

Notes:

(1)	Includes intra-day lows and highs, adjusted to reflect the Consolidation for all months listed.
(2)	TSX volume traded in the month, adjusted to reflect the Consolidation for all months listed.

RECENTLY COMPLETED AND PROBABLE ACQUISITIONS

Upon the completion of the Arrangement, Alio will acquire all of the issued and outstanding Rye Patch Shares and will issue the Replacement Options is respect of outstanding Rye Patch Options. If completed, the acquisition of Rye Patch by Alio will be a “significant acquisition” for purposes of Part 8 of National Instrument 51-102 — Continuous Disclosure Obligations. Under the Arrangement, each Rye Patch Share will be exchanged for 0.48 Alio Shares and C$0.001 in cash per Rye Patch Share. The offer implies a value of C$1.57 per Rye Patch Share, a 35% premium to Rye Patch Shareholders, based on the 20-day volume weighted average trading price of Alio Shares on the TSX and Rye Patch Shares on the TSX.V for the period ending March 16, 2018. The offer values Rye Patch’s outstanding equity (undiluted) at approximately C$128 million. The number of Alio Shares to be issued will be approximately 39 million based on the issued and outstanding Rye Patch Shares as of the announcement date, subject to adjustment for Replacement Options, Rye Patch Warrants and Rye Patch Agent Options exercised and restricted stock units vested prior to the effective date of the Arrangement. Upon completion of the Arrangement, existing Alio and Rye Patch shareholders will own approximately 53% and 47% of the Combined Company, respectively.

The effect of the Arrangement on the financial position of Alio is outlined in the unaudited pro forma condensed consolidated financial statements attached as Schedule “C” to this Circular, which shows the effect of the Arrangement on the results of operations and financial position of Alio. The pro forma condensed consolidated financial statements are based on the assumption that Alio will be successful in acquiring all of the Rye Patch Shares and those assumptions described in the respective notes to the Combined Company’s unaudited pro forma consolidated statement of financial position as at December 31, 2017 (prepared on the basis that the Arrangement has occurred on December 31, 2017) and unaudited pro forma consolidated statement of earnings (loss) for the year ended December 31, 2017 (prepared on the basis that the Arrangement has occurred on January 1, 2017). The material assumptions required to construct the pro forma financial information are set forth in the notes to the pro forma condensed consolidated financial statements contained in Schedule “C” to this Circular. The Effective Date is anticipated to occur in late May of 2018.

In the event that the Arrangement is not completed, a termination fee of C$4 million is payable to either Alio or Rye Patch, respectively, upon termination of the Arrangement by the terminating party on terms customary for a transaction of this nature. Rye Patch has also provided Alio with certain other customary rights, including a right to match competing offers.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained from Alio free of charge, by writing to Lynette Gould at: Alio Gold Inc., 507 – 700 West Pender Street, Vancouver, British Columbia, V6C 1G8 and are also available electronically at www.sedar.com and on the website maintained by the SEC at www.sec.gov.

The following documents listed below and filed by Alio with the various securities commissions or similar authorities in each of the provinces of Canada and with the SEC, are specifically incorporated by reference into, and form an integral part of, this Circular:

1.	AIF dated March 14, 2018 for the year ended December 31, 2017;

2.	audited consolidated financial statements for the years ended December 31, 2017 and 2016, together with the notes thereto and the auditor’s report thereon;

3.	management’s discussion and analysis for the years ended December 31, 2017 and 2016 (the “Alio MD&A”);

4.	management information circular dated April 11, 2017 prepared in connection with the annual meeting of shareholders held on May 12, 2017; and

5.	material change report dated March 18, 2018 relating to the execution of the Arrangement Agreement.

References herein to this Circular also include any and all documents incorporated by reference in this Circular. Any document of the types referred to above and certain other disclosure documents as set forth in Item 11.1 of Form 41-101F1 of National Instrument 44-101 — Short Form Prospectus Distributions of the Canadian Securities Administrators filed by Alio with the securities commissions or similar regulatory authorities in Canada after the date of this Circular and prior to the Effective Time shall be deemed to be incorporated by reference in this Circular.

Any statement contained herein or in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Circular to the extent that any such statement is modified or superseded by a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement or a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified form to constitute part of this Circular; rather only such statement as so modified or superseded shall be considered to constitute part of this Circular.

Information contained in or otherwise accessed through Alio’s website, www.aliogold.com, or any other website does not form part of this Circular.

RISK FACTORS

There are a number of risk factors that could affect Alio’s business and the value of the Alio Shares. For information pertaining to the outlook and conditions currently known to Alio that could have a material impact on the financial condition, operations and business of Alio, Alio Shareholders should refer to the “Risk Factors” that are described in detail in the AIF and Alio’s MD&A, which are incorporated herein by reference. Alio Shareholders should carefully consider the all of the information disclosed in this Circular and the documents incorporated by reference herein including the risk factors relating to the Arrangement as set forth in this Circular.

The risk factors that are identified in this Circular and the documents incorporated by reference are not exhaustive. Additional risks and uncertainties, including those currently unknown, may also adversely affect the business of Alio going forward.

SCHEDULE “C”
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF ALIO

Please see attached.

C-1

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2017

(Unaudited)

ALIO GOLD INC.
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS (LOSS)
For the year ended December 31, 2017
(Unaudited) (In thousands of United States dollars, except share numbers and per share amounts)

		Rye Patch	Pro forma	Pro forma
	Alio Gold Inc.	Gold Corp.	adjustments	consolidated
	$	$	$	$
		Note 7(a)

Metal revenues	105,162	10,673	-	115,835

Cost of sales (including depreciation and depletion)	74,459	12,183	-	86,642

Earnings (loss) from mine operations	30,703	(1,510)	-	29,193

Corporate and administrative expenses	8,637	2,694	-	11,331
Royalty income	-	(1,646)	-	(1,646)

Earnings (loss) from operations	22,066	(2,558)	-	19,508

Other income, net	370	486	-	856
Finance income, net	1,025	(6,266)	-	(5,241)
Loss on derivative contracts	(1,848)	-	-	(1,848)
Gain on sale of production royalty	-	5,198	-	5,198
Gain on contingent consideration	-	599	-	599
Foreign exchange (loss) gain	(925)	13	-	(912)

Earnings (loss) before income taxes	20,688	(2,528)	-	18,160

Income taxes
Current tax expense	4,323	-	-	4,323
Deferred tax expense	4,467	-	-	4,467
	8,790	-	-	8,790

Earnings (loss) for the period	11,898	(2,528)	-	9,370

Weighted average shares outstanding:
Basic				78,418,926
Diluted				82,866,087

Earnings per share:
Basic				0.12
Diluted				0.11

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

ALIO GOLD INC.
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at December 31, 2017
(Unaudited) (In thousands of United States dollars)

		Rye Patch	Pro forma		Pro forma
	Alio Gold Inc.	Gold Corp.	adjustments	Note	consolidated
	$	$	$		$
		Note 7(b)
ASSETS
Current
Cash	31,474	9,516	(62)	4(a)	37,779
			(3,149)	4(b)
Short-term investments	20,082	-	-		20,082
Trade and other receivables	11,692	354	-		12,046
Inventories	21,984	1,996	-		23,980
Advances and prepaid expenses	1,258	610	-		1,868
Derivative asset	21	-	-		21
Total current assets	86,511	12,476	(3,211)		95,776

Inventories	-	126	-		126
Advances and prepaid expenses	-	478	-		478
Mineral properties, plant and equipment, exploration and evaluation	149,124	98,742	54,473	4(c)	302,339
Reclamation bonds	-	20,559	-		20,559
Total assets	235,635	132,381	51,262		419,278

LIABILITIES
Current
Trade payables and accrued liabilities	24,796	8,167	-		32,963
Current portion of credit facility	-	16,514	-		16,514
Current portion of loan payable	-	654	-		654
Contingent consideration payable	-	5,390	(390)	4(d)	5,000
Total current liabilities	24,796	30,725	(390)		55,131

Warrant liability	595	-	-		595
Deferred tax liabilities	7,972	-	10,877	4(c)	18,849
Provision for site reclamation and closure	4,101	35,624	-		39,725
Other provisions	1,380	-	-		1,380
Credit facility	-	6,046	-		6,046
Loan payable	-	2,197	-		2,197
Other	206	-	-		206
Total liabilities	39,050	74,592	10,487		124,129

EQUITY
Issued capital	253,491	73,844	(73,844)	4(e)	347,974
			94,483	4(f)
Share-based payment and other reserves	19,125	11,442	(11,442)	4(e)	26,355
			7,230	4(g)
Foreign currency translation adjustment	-	(1,954)	1,954	4(e)	-
Deficit	(76,031)	(25,543)	25,543	4(e)	(79,180)
			(3,149)	4(b)
Total equity	196,585	57,789	40,775		295,149
Total liabilities and equity	235,635	132,381	51,262		419,278

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

ALIO GOLD INC.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) (In thousands of United States dollars, except where noted)

1.	DESCRIPTION OF THE TRANSACTION

On March 19, 2018, Alio Gold Inc. (the “Company” or “Alio”) and Rye Patch Gold Corp. (“Rye Patch”) jointly announced that they have entered into a definitive arrangement agreement (the "Arrangement Agreement") pursuant to which the Company has agreed to acquire all of the issued and outstanding common shares of Rye Patch for consideration of 0.48 common shares of the Company (the "Exchange Ratio") and CAD$0.001 in cash for each common share of Rye Patch. Outstanding Rye Patch warrants and options will be converted into warrants and options to acquire the Company’s common shares based on the Exchange Ratio (“Replacement Warrants and Options”).

The transaction will be carried out by way of a court-approved plan of arrangement and will require the approval of at least:

•	50% of the votes cast by the shareholders of Alio voting together as a single class at the annual general meeting of Alio shareholders; and,
•	66 2/3% of the votes cast by the shareholders of Rye Patch voting together as a single class at a special meeting of Rye Patch shareholders.

In addition to securityholder and court approvals, the transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature.

These unaudited pro forma condensed consolidated financial statements have been prepared in connection with the proposed acquisition by the Company of all the outstanding shares of Rye Patch.

2.	BASIS OF PREPARATION

The unaudited pro forma condensed consolidated statement of financial position as at December 31, 2017, and the unaudited pro forma condensed consolidated statement of earnings (loss) for the year ended December 31, 2017, have been prepared, for illustrative purposes only, to give effect to the proposed acquisition of Rye Patch by the Company pursuant to the assumptions described in notes 3 and 4 of these unaudited pro forma condensed consolidated financial statements. These unaudited pro forma condensed consolidated financial statements have been prepared based on financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and have been compiled from the following historical information:

a)	A pro forma condensed consolidated statement of earnings (loss) combining:

i.	The audited consolidated statement of earnings of the Company for the year ended December 31, 2017; and
ii.	The unaudited condensed interim consolidated statement of loss and comprehensive loss of Rye Patch for the three and nine months ended September 30, 2017 (note 7(a)).

b)	A pro forma condensed consolidated statement of financial position combining:

i.	The audited consolidated statement of financial position of the Company as at December 31, 2017; and
ii.	The unaudited condensed interim consolidated statement of financial position of Rye Patch as at September 30, 2017 (note 7(b)).

The unaudited pro forma condensed consolidated statement of financial position as at December 31, 2017, has been prepared as if the transactions described in notes 3 and 4 had occurred on December 31, 2017. The unaudited pro forma condensed consolidated statements of earnings (loss) for the year ended December 31, 2017, have been prepared as if the transactions described in notes 3 and 4 had occurred on January 1, 2017.

The unaudited pro forma condensed consolidated financial statements are not intended to reflect the financial performance or the financial position of the Company, which would have actually resulted had the transaction been effected on the dates indicated. Actual amounts recorded upon consummation of the Arrangement Agreement will likely differ from those recorded in the unaudited pro forma condensed consolidated financial statement information. Similarly, the calculation and allocation of the purchase price has been prepared on a preliminary basis and is subject to change between the time such preliminary estimations were made and closing as a result of several factors which could include among others: changes in fair value of assets acquired and liabilities assumed and the market price of the related shares, options and warrants.

ALIO GOLD INC.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) (In thousands of United States dollars, except where noted)

2.	BASIS OF PREPARATION (continued)

Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transactions have been excluded from the unaudited pro forma financial information. Further, the unaudited pro forma financial information is not necessarily indicative of the financial performance that may be obtained in the future. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2017 and 2016, the audited consolidated financial statements of Rye Patch for the years ended December 31, 2016 and 2015, and notes thereto; as well as the unaudited interim condensed consolidated financial statements of Rye Patch for the three and nine months ended September 30, 2017 and 2016.

The accounting policies used in the preparation of these unaudited pro forma condensed consolidated financial statements are those set out in the Company’s audited consolidated financial statements as at December 31, 2017 and 2016. In preparing the unaudited pro forma condensed consolidated financial statements, a review was undertaken to identify accounting policy differences between the Company and Rye Patch where the impact was potentially material. The significant accounting policies of Rye Patch conform in all material respects to those of the Company.

3.	PRO FORMA PURCHASE PRICE ALLOCATION

For the purpose of these unaudited pro forma condensed consolidated financial statements, a total of 39,009,557 Alio common shares will be exchanged for 81,269,911 Rye Patch common shares outstanding as at March 18, 2018, the date of the Arrangement Agreement. The value of the Alio common shares issued was calculated based on the closing price of the Company’s common shares on March 16, 2018. The final common share purchase consideration will be determined based on the market price of Alio’s common shares on the closing date of the acquisition.

The transaction has an estimated total consideration of $101,775 including the following items at March 16, 2018:

i.	39,009,557 Alio common shares at $2.42 per share (CAD$3.17) for total share consideration of $94,483;
ii.	10,616,238 Alio warrants at various prices per each warrant issued for total warrant consideration of $5,476;
iii.	1,516,452 Alio share options at various prices per each option granted for total share option consideration of $1,754;
iv.	Cash payment of $62 as a result of cash consideration of CAD$0.001 per Rye Patch share.

The Company has concluded that the acquired assets and liabilities of Rye Patch constitute a business under IFRS 3 Business combinations and therefore the transaction will be accounted for as a business combination. The Company has preliminarily estimated the fair value of the non-mining interest net assets to be equal to their carrying value. The remainder of the purchase price over the estimated fair value of assets acquired and liabilities assumed of $54,473 has been assigned as the increase to the estimated fair value of the acquired mineral properties.

The Company will complete a full and detailed valuation of the fair value of the net assets of Rye Patch acquired with the assistance of an independent third party. Additionally, the consideration given by Alio will be valued at the date of closing of the transaction and therefore the final consideration may be significantly different from that used in these unaudited pro forma condensed consolidated financial statements. A change of CAD$1.00 in the Alio share price would increase or decrease the consideration expected to be transferred by approximately $26,613. Therefore, it is likely that the purchase price and fair values of assets and liabilities acquired will vary from those shown above and the differences may be material.

The allocation of the purchase price is based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities to be assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed below in the assumed pro forma purchase price allocation because of changes in fair values of the assets and liabilities up to the date of the transaction, and as further analysis (including the identification of intangible assets, for which no amounts have been estimated and included in the preliminary amounts shown below) is completed. Consequently, the actual allocation of the purchase price may result in different adjustments than those in the unaudited pro forma condensed consolidated statement of financial position.

ALIO GOLD INC.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) (In thousands of United States dollars, except where noted)

3.	PRO FORMA PURCHASE PRICE ALLOCATION (continued)

The preliminary allocation of the purchase price for the purposes of these unaudited pro forma condensed consolidated financial statements is summarized in the table below:

Consideration paid (1)
39,009,557 Alio common shares	$94,483
10,616,238 Alio warrants (2)	5,476
1,516,452 Alio share options (2)	1,754
Cash paid	62
$101,775

Allocation of consideration
Cash and cash equivalents	$9,516
Trade and other receivables	354
Inventories	2,122
Advances and prepaid expenses	1,088
Mineral properties, plant and equipment, exploration and evaluation	153,215
Reclamation bonds	20,559
Trade payable and accrued liabilities	(8,167)
Current portion of credit facility	(16,514)
Current portion of loan payable	(654)
Contingent consideration payable	(5,000)
Provision for site reclamation and closure	(35,624)
Credit facility	(6,046)
Loan payable	(2,197)
Deferred tax liability	(10,877)
$101,775

(1)	The foreign exchange rate used for conversion from Canadian dollars to United States dollars at March 16, 2018, was $0.7641.
(2)

Alio warrants and share options issued as part of the acquisition were fair valued using the Black-Scholes valuation method. For each outstanding Rye Patch warrant and share option existing immediately prior to the transaction, the number of warrants and share options and their respective exercise prices were adjusted to reflect the Exchange Ratio. The expiry date of each Rye Patch share option as it existed immediately prior to the transaction was used for purposes of the Black-Scholes valuation calculation. The $5,476 and $1,754 is the sum of the fair values for each Replacement Warrant and Option, respectively, determined per the method described.

4.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma condensed consolidated statement of financial position as at December 31, 2017, reflects the following adjustments:

a)	To record the $62 cash paid on acquisition based on CAD$0.001 offered for 81,269,911 Rye Patch shares.
b)	To record the estimated costs of the acquisition in the amount of $3,149 incurred by the Company.
c)

To record the excess of the consideration paid over the carrying value of Rye Patch’s net assets allocated to mineral property, plant, equipment, exploration and evaluation assets of $54,473 including a deferred tax liability adjustment of $10,877.

d)	To record the fair value adjustment of a pre-existing contingent payment which becomes payable on the closing date.
e)	Elimination of historical equity of Rye Patch on acquisition.
f)	To record the issuance of 39,009,557 Alio common shares at a price of $2.42 (CAD$3.17) per share being the closing price of Alio common shares at March 16, 2018.
g)

To record the issuance of 10,616,238 and 1,516,452 Alio warrants and share options, respectively, recorded at various prices per each grant for total consideration of $7,230 determined using the Black-Scholes valuation method at March 16, 2018.

ALIO GOLD INC.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) (In thousands of United States dollars, except where noted)

5.	SHARE CAPITAL

The Company’s authorized share capital permits for an unlimited number of common shares without par value.

The Company’s issued and outstanding shares, after reflecting the additional shares resulting from transactions described in notes 3 and 4 at December 31, 2017, are as follows:

	Number of shares	Amount $
Balance, December 31, 2017	44,678,701	253,491
Share consideration issued in connection with:
Rye Patch shares outstanding at March 16, 2018	39,009,557	94,483
Pro forma balance, December 31, 2017	83,688,258	347,974

6.	PRO FORMA WEIGHTED AVERAGE SHARES

The weighted average shares outstanding for Alio have been adjusted to reflect the additional shares resulting from transactions described in notes 3 and 4.

Year ended
December 31, 2017
Weighted average number of shares - Basic	39,409,369
Adjustment for estimated number of shares to be issued for acquisition	39,009,557
Pro forma weighted average number of shares - Basic	78,418,926

Year ended
December 31, 2017
Weighted average number of shares - Diluted	39,857,243
Adjustment for estimated number of diluted shares to be issued for acquisition	43,008,844
Pro forma weighted average number of shares - Diluted	82,866,087

7.	CONSTRUCTION OF RYE PATCH HISTORICAL FINANCIAL STATEMENTS AND CONVERSION TO UNITED STATES DOLLARS

These unaudited pro forma condensed consolidated financial statements are presented in United States dollars, unless otherwise stated. Accordingly, the financial information of Rye Patch used to construct these unaudited pro forma condensed consolidated financial statements, including the unaudited condensed consolidated interim statement of financial position at September 30, 2017, and the unaudited condensed interim consolidated statement of loss of Rye Patch for the three and nine months ended September 30, 2017, were converted from Canadian dollars to United States dollars for presentation purposes using the following exchange rates, which are reflective of the exchange rates for the periods presented:

As at December 31, 2017 - $0.7971
For the year ended December 31, 2017 - $0.7701

The foreign exchange rate used for conversion from Canadian dollars to United States dollars at March 16, 2018, was $0.7641.

ALIO GOLD INC.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) (In thousands of United States dollars, except where noted)

7.	CONSTRUCTION OF RYE PATCH HISTORICAL FINANCIAL STATEMENTS AND CONVERSION TO UNITED STATES DOLLARS (continued)

a)

To create a statement of loss and comprehensive loss for the year ended December 31, 2017, the three and nine months ended September 30, 2017, were combined. The three months ended September 30, 2017, was used as a proxy for the three months ended December 31, 2017. No adjustments have been made for operational differences that would be experienced by Rye Patch during this period, except for footnote (1) below.

Rye Patch unaudited condensed interim consolidated statement of loss and comprehensive loss for the year ended December 31, 2017:

	Nine months ended	Three months ended	Year ended	Year ended
	September 30, 2017	September 30, 2017	December 31, 2017	December 31, 2017
	CAD$	CAD$	CAD$	US$
	A	B	C = A + B

Revenue	12,777	1,083	13,860	10,673
Cost of sales	(14,663)	(1,159)(1)	(15,822)	(12,183)

Loss from mine operations	(1,886)	(76)	(1,962)	(1,510)

Royalty income	2,137	-	2,137	1,646
General and administrative expenses	(2,578)	(697)	(3,275)	(2,522)
Exploration and evaluation expenses	(182)	(42)	(224)	(172)

Loss from operations	(2,509)	(815)	(3,324)	(2,558)

Gain on sale of production royalty	6,750	-	6,750	5,198
Interest and other income	471	160	631	486
Interest expense	(5,427)	(1,895)	(7,322)	(5,638)
Change in fair value of contingent consideration	687	91	778	599
Accretion expense	(629)	(186)	(815)	(628)
Currency exchange gain	(5)	22	17	13

Loss for the period	(662)	(2,623)	(3,285)	(2,528)

(1)

The Company has adjusted cost of sales for the three months ended September 30, 2017, to decrease cost of sales by CAD$1,458 for a non-recurring inventory write-down on the basis that the write-down, recorded during the three months ended September 30, 2017, was incorporated in the financial information for the nine months ended September 30, 2017, which was used in the construction of the unaudited pro forma condensed consolidated statement of earnings (loss) for the year ended December 31, 2017.

ALIO GOLD INC.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) (In thousands of United States dollars, except where noted)

7.	CONSTRUCTION OF RYE PATCH HISTORICAL FINANCIAL STATEMENTS AND CONVERSION TO UNITED STATES DOLLARS (continued)

b)	Rye Patch unaudited condensed interim consolidated statement of financial position at September 30, 2017:

	CAD$	US$

ASSETS
Current
Cash	11,938	9,516
Accounts receivable	444	354
Inventory	2,504	1,996
Prepaid expenses and deposits	765	610
Total current assets	15,651	12,476

Inventory	157	126
Prepaid expenses and deposits	600	478
Property, plant and equipment	116,628	92,968
Exploration and evaluation assets	7,243	5,774
Reclamation bonds	25,791	20,559
Total assets	166,070	132,381

LIABILITIES
Current
Trade payables and accrued liabilities	10,190	8,126
Due to related parties	51	41
Current portion of credit facility	20,717	16,514
Current portion of loans payable	820	654
Contingent consideration payable	6,762	5,390
Provision for reclamation	112	89
Total current liabilities	38,652	30,814

Credit facility	7,585	6,046
Loans payable	2,756	2,197
Provision for reclamation	44,579	35,535
Total liabilities	93,572	74,592

EQUITY
Issued capital	92,638	73,844
Foreign currency translation adjustment	(2,451)	(1,954)
Share-based payment reserve	14,354	11,442
Deficit	(32,043)	(25,543)
Total equity	72,498	57,789
Total liabilities and equity	166,070	132,381

Schedule “D”
ALIO FAIRNESS OPINION

See attached.

D-1

RBC Dominion Securities Inc.
P.O. Box 50
Royal Bank Plaza
Toronto, Ontario M5J 2W7
Telephone: (416) 842-2000

March 16, 2018

The Board of Directors
Alio Gold Inc.
Suite 507 - 700 West Pender Street
Vancouver BC, Canada V6C 1G8

To the Board of Directors:

RBC Dominion Securities Inc. (“RBC”), a member company of RBC Capital Markets, understands that Alio Gold Inc. (“Alio Gold” or the “Company”) and Rye Patch Gold Corp. (“Rye Patch”) propose to enter into an arrangement agreement to be dated March 18, 2018 (the “Arrangement Agreement”) to effect a plan of arrangement (the “Arrangement”) under the Business Corporations Act(British Columbia) pursuant to which Alio Gold will acquire all of the outstanding common shares of Rye Patch (the “Rye Patch Shares”) for consideration consisting of (i) 0.48 of a common share of Alio Gold (“Alio Gold Shares”) and (ii) C$0.001 in cash, for each Rye Patch Share (the “Consideration”). The terms of the Arrangement will be more fully described in an information circular (the “Circular”), which will be mailed to holders of Alio Gold Shares (each, an “Alio Gold Shareholder”) in connection with the Arrangement.

RBC understands that each of the officers and directors of Rye Patch, together with Primevest Capital Corp., which collectively control approximately 4.5% of the outstanding Rye Patch Shares, will enter into voting support agreements pursuant to which, among other things, each such shareholder will vote its Rye Patch Shares in favor of the Arrangement.

The board of directors of the Company (the “Board”) has retained RBC to provide advice and assistance to the Board in evaluating the Arrangement, including the preparation and delivery to the Board of RBC’s opinion as to the fairness, from a financial point of view to the Company, of the Consideration to be paid by the Company under the Arrangement (the “Fairness Opinion”). RBC has not prepared a valuation of Rye Patch or the Company or any of their respective securities or assets and the Fairness Opinion should not be construed as such.

Engagement

The Board initially contacted RBC regarding a potential advisory assignment in September 2017, and RBC was formally engaged by the Board through an agreement between the Company and RBC dated January 29, 2018 (the “Engagement Agreement”). The terms of the Engagement Agreement provide that RBC is to be paid a fee for its services as financial advisor, including fees that are contingent on the completion of the Arrangement or certain other events. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada.

Relationship With Interested Parties

Neither RBC, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, Rye Patch or any of their respective associates or affiliates. RBC has not been engaged to provide any financial advisory services nor has it participated in any financing involving the Company, Rye Patch or any of their respective associates or affiliates, within the past two years, other than the services provided under the Engagement Agreement and as described herein. RBC has acted as a joint bookrunner for a C$20 million public unit offering, where each unit consisted of one Alio Gold Share and one-half of one Alio Gold Share purchase warrant in November 2016. There are no understandings, agreements or commitments between RBC and the Company, Rye Patch or any of their respective associates or affiliates with respect to any future business dealings. RBC may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company, Rye Patch or any of their respective associates or affiliates.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, Rye Patch or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Rye Patch or the Arrangement.

Credentials of RBC Capital Markets

RBC is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1.	the most recent draft, dated March 15, 2018, of the Arrangement Agreement;
2.	audited financial statements of the Company for each of the five years ended December 31, 2013, 2014, 2015, 2016, 2017;
3.	the Management Discussion and Analysis of the Company for each of the years ended December 31, 2016 and December 31, 2017;
4.	the Notices of Annual General & Special Meeting of Shareholders and Management Information Circulars of the Company for the meetings held on May 24, 2016 and May 12, 2017;
5.	annual information forms of the Company for each of the two years ended December 31, 2016 and 2017;
6.	the technical report for the San Francisco Gold Project, effective April 1, 2017, prepared by Micon International Ltd.;

7.	the technical report for the Ana Paula Project, effective May 16, 2017, prepared by M3 Engineering & Technology Corp.;
8.

unaudited projected financial and operating information for the Company on a consolidated basis, prepared by management of the Company, for the years ending December 31, 2018 through December 31, 2028;

9.	audited financial statements of Rye Patch for each of the five years ended December 31, 2012, 2013, 2014, 2015, 2016;
10.	unaudited interim reports of Rye Patch for the quarters ended March 31, 2017, June 30, 2017 and September 30, 2017;
11.	the Management Discussion and Analysis of Rye Patch for the year ended December 31, 2016 and for the quarters ended March 31, 2017, June 30, 2017 and September 30, 2017;
12.	the Notices of Annual General Meeting of Shareholders and Management Information Circulars of Rye Patch for the meetings held on June 7, 2016 and June 6, 2017;
13.	annual information form of Rye Patch for the year ended December 31, 2016;
14.	the Amended and Restated Credit Agreement between Rye Patch and Macquarie Bank Limited (“Macquarie”) dated January 30, 2017 (the “Credit Agreement”);
15.

the letter agreements between Rye Patch and Macquarie dated February 16, 2017, March 17, 2017, April 28, 2017, June 9, 2017, September 26, 2017, November 27, 2017 and January 31, 2018 extending the date of the Credit Agreement for satisfaction of certain conditions subsequent and other undertakings;

16.	the technical report for the Florida Canyon Mine, effective March 16, 2016 and amended January 27, 2017, prepared by Mine Development Associates;
17.	the technical report for the Lincoln Hill Property, amended and restated October 2, 2014, prepared by Metal Mining Consultants Inc.;
18.	the technical report for the Wilco Project, dated May 8, 2009, prepared by Scott E. Wilson Consulting Inc.;
19.

unaudited projected financial and operating information, including a Florida Canyon life- of-mine financial model, for Rye Patch on a consolidated basis, prepared by management of Rye Patch, for the years ending December 31, 2018 through December 31, 2027;

20.	discussions with senior management of the Company and Rye Patch;
21.	discussions with legal counsel of the Company and Rye Patch;
22.	discussions with PricewaterhouseCoopers LLP, the Company’s tax consultant;
23.	discussions with Golder Associates Inc., the Company’s mining consultant;
24.

public information relating to the business, operations, financial performance and stock trading history of each of the Company, Rye Patch and other selected public companies considered by us to be relevant;

25.	public information with respect to other transactions of a comparable nature considered by us to be relevant;
26.	public information regarding the gold mining industry;
27.

representations contained in certificates addressed to us, dated as of the date hereof, from senior officers of the Company and Rye Patch as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

28.	such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

RBC has not, to the best of its knowledge, been denied access by the Company or Rye Patch to any information requested by RBC.

Assumptions and Limitations

With the Board’s approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial (including, without limitation, the financial statements of the Company and Rye Patch) and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Company and Rye Patch, and their respective consultants and advisors (collectively, the “Information” as it relates to the Company and its associates and affiliates and the “Rye Patch Information” as it relates to Rye Patch and its associates and affiliates). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information and Rye Patch Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information or Rye Patch Information.

Senior officers of the Company have represented to RBC in a certificate delivered as of the date hereof, among other things, that the Information (as defined above) provided to RBC orally by, or in the presence of, an officer or employee of the Company, or in writing by the Company, any of its affiliates (as such term is defined in National Instrument 62-104 Take-Over Bids and Issuer Bids of the Canadian Securities Administrators) or any of their respective agents or advisors, for the purpose of preparing the Fairness Opinion (i) was, at the date provided to RBC, and is at the date hereof complete, true and correct in all material respects, (ii) did not and does not contain any untrue statement of a material fact, and (iii) did not and does not omit to state any material fact necessary to make such Information, or any statement contained therein, not misleading in light of the circumstances in which it was provided to RBC. Since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no (i) material change or change in material facts, financial or otherwise, in or relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries, (ii) material change in the Information, or (iii) other material change or change in material facts, in each case, that might reasonably be considered material to the Fairness Opinion.

Senior officers of Rye Patch have represented to RBC in a certificate delivered as of the date hereof, among other things, that the Rye Patch Information provided to RBC orally by, or in the presence of, an officer or employee of Rye Patch, or in writing by Rye Patch, any of its affiliates (as such term is defined in National Instrument 62-104 Take-Over Bids and Issuer Bids of the Canadian Securities Administrators) or any of their respective agents or advisors, for the purpose of preparing the Fairness Opinion (i) was, at the date provided to RBC, and is at the date hereof complete, true and correct in all material respects, (ii) did not and does not contain any untrue statement of a material fact, and (iii) did not and does not omit to state any material fact necessary to make such Rye Patch Information, or any statement contained therein, not misleading in light of the circumstances in which it was provided to RBC. Since the dates on which the Rye Patch Information was provided to RBC, except as disclosed in writing to RBC, there has been no (i) material change or change in material facts, financial or otherwise, in or relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Rye Patch or any of its subsidiaries, (ii) material change in the Rye Patch Information, or (iii) other material change or change in material facts, in each case, that might reasonably be considered material to the Fairness Opinion.

In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Arrangement will be met.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company, Rye Patch and their respective subsidiaries and affiliates, as they were reflected in the Information and the Rye Patch Information and as they have been represented to RBC in discussions with management of each of the Company and Rye Patch. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Arrangement.

The Fairness Opinion has been provided for the use of the Board and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any Alio Gold Shareholder as to whether to vote in favour of the issuance of Alio Gold Shares pursuant to the Arrangement.

Fairness Analysis

Approach to Fairness

In considering the fairness, from a financial point of view to the Company, of the Consideration to be paid by the Company under the Arrangement, RBC principally considered and relied upon: (i) a comparison of the Consideration to the results of a net asset value analysis of Rye Patch; (ii) a comparison of the multiples implied by the Consideration to the multiples, to the extent publicly available, observed in selected precedent transactions; and (iii) an analysis of the pro forma impact of the Arrangement on the Company.

RBC also reviewed trading multiples of publicly traded gold companies similar to Rye Patch, but given that public company values generally reflect minority discount values rather than “en bloc” values, RBC did not rely on this methodology.

Fairness Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the Consideration to be paid by the Company under the Arrangement is fair from a financial point of view to the Company.

Yours very truly,

RBC DOMINION SECURITIES INC.

SCHEDULE “E”
FORM OF ALIO RESOLUTION

BE IT RESOLVED THAT:

1.

The issuance, or the allotment and reservation for issuance, as the case may be, of such number of common shares (the “Alio Shares”) of Alio Gold Inc. (“Alio”) as may be required in connection with the acquisition of all of the issued and outstanding shares of Rye Patch Gold Corp. (“Rye Patch”) pursuant to a plan of arrangement (the “Plan of Arrangement”) under section 288 of the Business Corporations Act (British Columbia) involving Alio and Rye Patch, including:

(a)	the Alio Shares issuable to the holders of common shares of Rye Patch,

(b)

the Alio Shares that may be required to be issued on the exercise of replacement options of Alio (the “Replacement Options”) to be issued in exchange for all of the outstanding options of Rye Patch in accordance with Section 3.1(d) of the Plan of Arrangement, and

(c)	the Alio Shares that may be required to be issued on the exercise of convertible securities pursuant to their terms up to a maximum of 51,341,549 Alio Shares, be and is hereby authorized and approved.

2.	The issuance of such number of Replacement Options as may be required pursuant to the Plan of Arrangement be and is hereby authorized and approved.

3.

Any director or officer of Alio is hereby authorized, for and on behalf of Alio, to execute, with or without the corporate seal and, if appropriate, deliver any and all other agreements, applications, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do, or cause to be done, any and all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the completion of the Plan of Arrangement, and related transactions in accordance with the matters authorized hereby, including, without limitation, (i) all actions required to be taken by or on behalf of Alio, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities and (ii) the signing of the certificates, consents and other documents or declarations required under the Plan of Arrangement, or otherwise to be entered into by Alio, such determination to be conclusively evidenced by the execution and delivery of any such document, agreement or instrument, and the taking or doing of any such action.

4.	The board of directors of Alio be and is authorized to abandon all or any part of these resolutions at any time prior to giving effect thereto.

E-1

SCHEDULE “F”
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, capitalized terms used but not defined shall have the meanings ascribed to them below:

“Alio” means Alio Gold Inc., a corporation existing under the BCBCA;

“Alio Shares” means the common shares of Alio;

“Amalgamation” has the meaning ascribed thereto in Section 3.1(g);

“Arrangement” means the arrangement of Rye Patch under Section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to both Rye Patch and Alio, each acting reasonably);

“Arrangement Agreement” means the arrangement agreement dated as of March 18, 2018 between Alio and Rye Patch, as may be amended, amended and restated or supplemented prior to the Effective Date;

“Arrangement Resolution” means the special resolution of the Rye Patch Shareholders approving the Plan of Arrangement which is to be considered at the Rye Patch Meeting;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

“Consideration” means the consideration to be received by the Rye Patch Shareholders pursuant to this Plan of Arrangement as consideration for their Rye Patch Shares, consisting of 0.48 of an Alio Share per Rye Patch Share and $0.001 per Rye Patch Share;

“Court” means the Supreme Court of British Columbia;

“Depositary” means any trust company, bank or other financial institution agreed to in writing by Rye Patch and Alio for the purpose of, among other things, exchanging certificates representing Rye Patch Shares for the Consideration in connection with the Arrangement;

“Dissent Right” shall have the meaning ascribed thereto in Section 4.1(a);

“Dissenting Rye Patch Shareholder” means a registered holder of Rye Patch Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Rye Patch Shares;

“Dissenting Shares” means Rye Patch Shares held by a Dissenting Rye Patch Shareholder who has demanded and perfected Dissent Rights in respect of the Rye Patch Shares in accordance with the Interim Order and who, as of the Effective Time has not effectively withdrawn or lost such Dissent Rights;

“Effective Date” means the date upon which the Arrangement becomes effective as set out in Section 2.8 of the Arrangement Agreement;

“Effective Time” means 12:01 a.m. on the Effective Date;

“Eligible Holder” means a beneficial holder of Rye Patch Shares that is: (i) a resident of Canada for the purposes of the Tax Act and not exempt under Part I of the Tax Act; or (ii) a partnership, any member of which is resident in Canada for the purposes of the Tax Act (other than a partnership, all members of which are residents of Canada that are exempt from tax under Part I of the Tax Act);

“Final Order” means the final order of the Court pursuant to Section 291(4) of the BCBCA, in a form acceptable to both Rye Patch and Alio, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Rye Patch and Alio, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Rye Patch and Alio, each acting reasonably) on appeal;

“final proscription date” shall have the meaning ascribed thereto in Section 5.5;

“Former Rye Patch Shareholders” means, at and following the Effective Time, the registered Rye Patch Shareholders immediately prior to the Effective Time;

“In-the-Money Amount” in respect of a stock option means the amount, if any, by which the aggregate fair market value at the time of securities subject to the stock option exceeds the aggregate exercise price of the stock option;

“Interim Order” means the interim order of the Court made pursuant to Section 291(2) of the BCBCA, in a form acceptable to both Rye Patch and Alio, each acting reasonably, providing for, among other things, the calling and holding of the Rye Patch Meeting, as the same may be amended by the Court with the consent of both Rye Patch and Alio, each acting reasonably;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any Permit of or from any Governmental Entity or self-regulatory authority (including the TSX and the NYSE American), and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its subsidiaries or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal to be forwarded by Rye Patch to Shareholders together with the Rye Patch Circular or such other equivalent form of letter of transmittal acceptable to Alio acting reasonably;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“NewCo” has the meaning ascribed thereto in Section 3.1(g);

“Option Exchange Ratio” means 0.48;

“Parties” means Rye Patch and Alio, and “Party” means any of them;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Replacement Option” has the meaning ascribed thereto in Section 3.1(d);

“Rye Patch” means Rye Patch Gold Corp., a corporation existing under the BCBCA;

“Rye Patch Circular” means the notice of the Rye Patch Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Rye Patch Shareholders in connection with the Rye Patch Meeting, as amended, supplemented or otherwise modified from time to time;

“Rye Patch Meeting” means the special meeting of Rye Patch Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Rye Patch Options” means the outstanding options to purchase Rye Patch Shares granted under the Rye Patch Stock Option Plan;

“Rye Patch Securityholders” means the Rye Patch Shareholders and holders of Rye Patch Options;

“Rye Patch Shareholders” means the holders of Rye Patch Shares;

“Rye Patch Shares” means the common shares in the authorized share capital of Rye Patch;

“Rye Patch Stock Option Plan” means the stock option plan of Rye Patch, approved most recently by the Rye Patch Shareholders on June 6, 2017;

“Section 85 Election” has the meaning ascribed thereto in Section 3.2(c);

“SubCo” means a company to be incorporated under the BCBCA, which will be a wholly-owned subsidiary of Alio;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time; and

“Taxes” includes any and all taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, escheat, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee or successor liability in respect of any of the foregoing.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5	Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful currency of Canada and “$” refers to Canadian dollars.

1.7	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Vancouver, British Columbia unless otherwise stipulated herein.

ARTICLE 2
 ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2	Binding Effect

At the Effective Time, this Plan of Arrangement shall be binding on:

(a)	Alio;

(b)	Rye Patch;

(c)	all registered and beneficial Rye Patch Shareholders, including Dissenting Rye Patch Shareholders;

(d)	all registered and beneficial holders of Rye Patch Options;

(e)	the registrar and transfer agent in respect of the Rye Patch Shares and the Alio Shares; and

(f)	the Depositary.

ARTICLE 3
ARRANGEMENT

3.1	Arrangement

At the Effective Time, except as otherwise noted herein, the following shall occur and shall be deemed to occur sequentially, in the following order, without any further act or formality required on the part of any Person, in each case effective as at the Effective Time:

(a)

each Rye Patch Share (other than any Rye Patch Shares held by Alio and any Rye Patch Shares in respect of which any Rye Patch Shareholder has validly exercised his, her or its Dissent Right) shall be deemed to be transferred to Alio (free and clear of any Liens) in exchange for the Consideration, subject to Article 4 hereof;

(b)

each Rye Patch Share in respect of which any Rye Patch Shareholder has validly exercised his, her or its Dissent Right shall be directly transferred and assigned by such Dissenting Rye Patch Shareholder to Rye Patch (free and clear of any Liens) in accordance with Article 4 hereof;

(c)	with respect to each Rye Patch Share transferred and assigned in accordance with Section 3.1(a) or Section 3.1(b) hereto:

(i)

the registered holder thereof shall cease to be the registered holder of such Rye Patch Share and the name of such registered holder shall be removed from the register of Rye Patch Shareholders as of the Effective Time;

(ii)

the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Rye Patch Shares in accordance with Section 3.1(a) or Section 3.1(b) hereto, as applicable; and

(iii)	Alio will be the holder of all of the outstanding Rye Patch Shares and the register of Rye Patch Shareholders shall be revised accordingly;

(d)

each Rye Patch Option, which is outstanding and has not been duly exercised prior to the Effective Date, shall be exchanged for a fully vested option (each, a “Replacement Option”) to purchase from Alio the number of Alio Shares (rounded down to the nearest whole share) equal to: (i) the Option Exchange Ratio multiplied by (ii) the number of Rye Patch Shares subject to such Rye Patch Option immediately prior to the Effective Date. Such Replacement Option shall provide for an exercise price per Alio Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Rye Patch Share otherwise purchasable pursuant to such Rye Patch Option; divided by (y) the Option Exchange Ratio. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of Rye Patch Options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Replacement Option will be increased such that the In-the-Money Amount of the Replacement Option immediately after the exchange does not exceed the In-the-Money Amount of the Rye Patch Option immediately before the exchange. All terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Rye Patch Option for which it was exchanged, and shall be governed by the terms of the Rye Patch Stock Option Plan and any certificate or option agreement previously evidencing the Rye Patch Option shall thereafter evidence and be deemed to evidence such Replacement Option. Taxes shall be deducted and withheld in connection with the exercise of Replacement Options only to the extent required under applicable Law. Once exchanged for Replacement Options, the Rye Patch Options will be cancelled;

(e)

Alio will sell all the Rye Patch Shares acquired under paragraphs 3.1(a) to SubCo in exchange for 100,000 common shares of Subco in accordance with section 85 of the Tax Act, at an elected amount to be determined by Alio;

(f)	The stated capital of the Rye Patch Shares acquired under paragraphs 3.1(a) is reduced to $1.00 without repayment of capital in respect thereof;

(g)

SubCo and Rye Patch will amalgamate with the same effect as if they were amalgamated under section 269 of the BCBCA (the “Amalgamation”) and will continue as one company (“NewCo”), except that the legal existence of Rye Patch will be deemed not to have ceased and Rye Patch will be deemed to have survived the Amalgamation as NewCo, and for the avoidance of doubt, the Amalgamation is intended to qualify as an amalgamation as defined in subsection 87(1) of the Tax Act. Without limiting the foregoing, with effect from the time of the Amalgamation:

(i)

the separate legal existence of SubCo will cease without SubCo being liquidated or wound-up and no disposition or transfer of title of Rye Patch’s assets will have occurred as a result of the Amalgamation, SubCo and Rye Patch will continue as one company, and the property of SubCo and Rye Patch immediately before the Amalgamation will become the property of NewCo;

(ii)

all rights of creditors or others will be unimpaired by the Amalgamation, all obligations of SubCo and Rye Patch immediately before the Amalgamation, whether arising by contract or otherwise, may be enforced against NewCo to the same extent as if such obligations had been incurred or contracted by it, and all liabilities of SubCo and Rye Patch immediately before the Amalgamation will become liabilities of NewCo;

(iii)

all rights, contracts, permits and interests of SubCo and Rye Patch immediately before the Amalgamation will continue as rights, contracts, permits and interests of NewCo and, for greater certainty, the Amalgamation will not constitute a transfer or assignment of the rights or obligations of SubCo and Rye Patch under any such rights, contracts, permits and interests;

(iv)	any existing cause of action, claim or liability to prosecution will be unaffected;

(v)

a civil, criminal, quasi-criminal, administrative or regulatory action or proceeding being prosecuted or pending by or against SubCo and Rye Patch immediately before the Amalgamation may be prosecuted or its prosecution may be continued by or against NewCo;

(vi)	a conviction against, or ruling, order or judgment in favour of or against, SubCo or Rye Patch may be enforced by or against NewCo;

(vii)

the Notice of Articles and Articles of Rye Patch immediately before the Amalgamation, including, for greater certainty, all descriptions of share capital therein, will become the Notice of Articles and Articles of NewCo;

(viii)	the authorized share structure of Rye Patch immediately before the Amalgamation will be the authorized share structure of NewCo;

(ix)

Alio will receive one common share in the capital of NewCo in exchange for each common share in the capital of SubCo held immediately prior to the Amalgamation and all of the issued and outstanding common shares of SubCo and Rye Patch will be cancelled without any repayment of capital in respect thereof;

(x)	the name of NewCo will be determined by the Alio Board;

(xi)	the registered office and records office of NewCo will be the registered office of Rye Patch;

(xii)

the stated capital of the common shares of NewCo will be an amount equal to the paid-up capital, as that term is defined in the Tax Act, attributable to the common shares of SubCo immediately prior to the amalgamation; and

(h)

the exchanges and cancellations provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding certain procedures related thereto may not be completed until after the Effective Date.

3.2	Post-Effective Time Procedures

(a)

Following the receipt of the Final Order and prior to the Effective Date, Alio shall deliver or arrange to be delivered to the Depositary the Consideration, including the certificates representing the Alio Shares required to be issued to Former Rye Patch Shareholders in accordance with the provisions of Section 3.1(a) hereof, which certificates shall be held by the Depositary as agent and nominee for such Former Rye Patch Shareholders for distribution to such Former Rye Patch Shareholders in accordance with the provisions of Article 5 hereof.

(b)

Subject to the provisions of Article 5 hereof, and upon return of a properly completed Letter of Transmittal by a registered Former Rye Patch Shareholder together with certificates, if any, which, immediately prior to the Effective Time represented Rye Patch Shares and such other documents as the Depositary may require, Former Rye Patch Shareholders shall be entitled to receive delivery of the certificates representing the Alio Shares and cheques representing the cash to which they are entitled pursuant to Section 3.1(a) hereof.

(c)

An Eligible Holder whose Rye Patch Shares are exchanged for the Consideration pursuant to the Arrangement shall be entitled to make an income tax election pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing the necessary information in accordance with the procedures set out in the tax instruction letter on or before the date that is 90 days after the Effective Date. Neither Rye Patch, Alio nor any successor corporation shall be responsible for the proper completion of any election form nor, except for the obligation to sign and return duly completed election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Alio or any successor corporation may choose to sign and return an election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

(d)

Upon receipt of a Letter of Transmittal in which an Eligible Holder has indicated that such holder wishes to receive a tax instruction letter, Alio will promptly deliver a tax instruction letter to such holder. The tax instruction letter will provide general instructions on how to make the Section 85 Election with Alio in order to obtain a full or partial tax deferred rollover for Canadian income tax purposes in respect of the sale of the Eligible Holder’s Rye Patch Shares to Alio.

3.3	No Fractional Alio Shares

In no event shall any holder of Rye Patch Shares be entitled to a fractional Alio Share. Where the aggregate number of Alio Shares to be issued to a Rye Patch Shareholder as consideration under this Arrangement would result in a fraction of an Alio Share being issuable, the number of Alio Shares to be received by such Rye Patch Shareholder shall be rounded down to the nearest whole Alio Share in the event a Rye Patch Shareholder is entitled to a fractional share representing 0.5 or less of an Alio Share and shall be rounded up to the nearest whole Alio Share in the event a Rye Patch Shareholder is entitled to a fractional share representing more than 0.5 of an Alio Share.

ARTICLE 4
 DISSENT RIGHTS

4.1	Rights of Dissent

(a)

Pursuant to the Interim Order, Rye Patch Shareholders may exercise rights of dissent (“Dissent Rights”) under Division 2 of Part 8 of the BCBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to Rye Patch Shares in connection with the Arrangement, provided that the written notice setting forth the objection of such registered Rye Patch Shareholders to the Arrangement and exercise of Dissent Rights must be received by Rye Patch not later than 5:00 p.m. on the business day that is two business days before the Rye Patch Meeting or any date to which the Rye Patch Meeting may be postponed or adjourned and provided further that holders who exercise such Dissent Rights and who:

(i)

are ultimately entitled to be paid fair value for their Rye Patch Shares, which fair value, notwithstanding anything to the contrary contained in Section 245 of the BCBCA, shall be determined as of the close of business on the day before the Effective Date, shall be deemed to have transferred their Rye Patch Shares to Rye Patch as of the Effective Time, without any further act or formality and free and clear of all Liens, in consideration for the payment by Rye Patch of the fair value thereof, in cash, with Rye Patch funds not directly or indirectly provided by Alio or any affiliate of Alio, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Dissenting Shares; and

(ii)

are ultimately not entitled, for any reason, to be paid fair value for their Rye Patch Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Rye Patch Shares and shall be entitled to receive only the consideration contemplated in Section 3.1(a) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights;

(b)

in no circumstances shall Rye Patch, Alio or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a registered holder of those Rye Patch Shares in respect of which such rights are sought to be exercised; and

(c)

for greater certainty, in no case shall Rye Patch, Alio or any other Person be required to recognize Dissenting Rye Patch Shareholders as Rye Patch Shareholders on or after the Effective Time, and the names of such Dissenting Rye Patch Shareholders shall be deleted from the register of Rye Patch Shareholders as of the Effective Time. In addition to any other restrictions under Division 2 of Part 8 of the BCBCA, and for greater certainty, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Rye Patch Options; and (ii) Rye Patch Shareholders who vote, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution.

ARTICLE 5
DELIVERY OF CONSIDERATION

5.1	Delivery of Consideration

(a)

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Rye Patch Shares that were exchanged for the Consideration in accordance with Section 3.1(a) hereof, together with such other documents and instruments as would have been required to effect the transfer of the Rye Patch Shares formerly represented by such certificate under the BCBCA and the articles of Rye Patch and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Alio Shares and a cheque representing the cash that such holder is entitled to receive in accordance with Section 3.1(a) hereof.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Rye Patch Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1(a) hereof.

5.2	Lost Certificates

If any certificate, that immediately prior to the Effective Time represented one or more outstanding Rye Patch Shares that were exchanged for the Consideration Shares in accordance with Section 3.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the Consideration Shares that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing such delivery of Consideration Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such Consideration Shares is to be delivered shall, as a condition precedent to the delivery of such Consideration Shares, give a bond satisfactory to Alio and the Depositary in such amount as Alio and the Depositary may direct, or otherwise indemnify Alio and the Depositary in a manner satisfactory to Alio and the Depositary, against any claim that may be made against Alio or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles and by-laws of Rye Patch.

5.3	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Alio Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Rye Patch Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2 hereof. Subject to applicable Law and to Section 5.4 hereof, at the time of such compliance, there shall, in addition to the delivery of Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Alio Shares.

5.4	Withholding Rights

Alio, Rye Patch, SubCo and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder and from all dividends or other distributions otherwise payable to any former Rye Patch Securityholder such amounts as Alio, Rye Patch, SubCo or the Depositary may be required to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. For greater certainty, Alio, Rye Patch, SubCo and the Depositary shall be entitled to retain and sell that number of Alio Shares forming part of the Consideration as required to satisfy any withholding required under the Tax Act or other Laws. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Arrangement as having been paid to the Person to whom such amounts would otherwise have been paid.

5.5	Limitation and Proscription

To the extent that a Former Rye Patch Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 hereof on or before the date that is six years after the Effective Date (the “final proscription date”), then the Consideration that such Former Rye Patch Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof, and the Consideration to which such Former Rye Patch Shareholder was entitled shall be delivered to Alio by the Depositary and certificates representing Alio Shares forming a portion of the Consideration shall be cancelled by Alio, and the interest of the Former Rye Patch Shareholder in the Consideration to which it was entitled shall be terminated as of such final proscription date.

5.6	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens.

5.7	Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Rye Patch Shares and Rye Patch Options issued prior to the Effective Time, (ii) the rights and obligations of the registered Rye Patch Shareholders and holders of Rye Patch Options, and Rye Patch, Alio, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Rye Patch Shares, Rye Patch Options or Rye Patch shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6
 AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)

Alio and Rye Patch reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) agreed to in writing by Alio and Rye Patch; (iii) filed with the Court and, if made following the Rye Patch Meeting, approved by the Court; and (iv) communicated to Rye Patch Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Rye Patch at any time prior to the Rye Patch Meeting provided that Alio shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the Persons voting at the Rye Patch Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Rye Patch Meeting shall be effective only if: (i) it is consented to in writing by each of Alio and Rye Patch; (ii) it is filed with the Court (other than amendments contemplated in Section 6.1(d), which shall not require such filing) and (iii) if required by the Court, it is consented to by holders of the Rye Patch Shares voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by Alio, provided that it concerns a matter that, in the reasonable opinion of Alio, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Former Rye Patch Shareholder or former holder of Rye Patch Options.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out therein.

SCHEDULE “G”
NOTICE OF HEARING OF PETITION FOR FINAL ORDER

See attached.

G-1

NOTICE OF HEARING OF PETITION FOR FINAL ORDER

No. S-184674
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF DIVISION 5 OF PART 9 OF
THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA),
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF AN ARRANGEMENT INVOLVING
RYE PATCH GOLD CORP. AND ALIO GOLD INC.

NOTICE OF HEARING OF PETITION

NOTICE IS HEREBY GIVEN that a Petition has been filed by Rye Patch Gold Corp. (the “Petitioner”) for sanction and approval of an arrangement (the “Arrangement”) pursuant to section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving the Petitioner, its shareholders and Alio Gold Inc. (“Alio”), which Arrangement is described in greater detail in the information circular of the Petitioner dated April 18, 2018 accompanying this Notice of Hearing of Petition.

AND NOTICE IS FURTHER GIVEN that the Court, by an Interim Order dated April 18, 2018, has given declarations and directions with respect to the Arrangement and as to the calling of a meeting of the holders (the “Shareholders”) of common shares (the “Shares”) of the Petitioner for the purpose of such Shareholders voting upon a resolution to approve the Arrangement, and the Court has directed that the Shareholders shall have the right to dissent under the provisions of section 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order.

AND NOTICE IS FURTHER GIVEN that if the Arrangement is approved by the Shareholders, further to the Interim Order, the Petition for an Order approving the Arrangement will be heard before a Justice of the Supreme Court of British Columbia at the Court House at 800 Smithe Street, Vancouver, British Columbia on May 24, 2018 at the hour of 9:45 in the forenoon, or so soon thereafter as counsel may be heard.

At the hearing of the Petition, the Petitioner intends to seek:

(a)	an Order approving the Arrangement pursuant to section 288 of the BCBCA; and

(b)	such other and further orders, declarations and directions as the Court may deem just.

Any Shareholder of the Petitioner desiring to support or oppose the making of an Order on the said application may be heard at the hearing of the application by filing and delivering a Response to Petition as set forth below and any affidavit material upon which the Shareholder may wish to rely.

IF YOU WISH TO BE HEARD AT THE HEARING OF THE APPLICATION IN THE PETITION OR WISH TO BE NOTIFIED OF ANY FURTHER PROCEEDINGS, YOU MUST GIVE NOTICE of your intention by filing a form of Response to Petition at the Vancouver Registry of the Supreme Court of British Columbia (the “Registry”) as soon as reasonably practicable and, in any event, no later than two days before the hearing of the application for a final Order and YOU MUST ALSO DELIVER a copy of the Response to Petition to the Petitioner’s address for delivery, which is set out below.

YOU OR YOUR SOLICITOR may file the Response to Petition. You may obtain a form of Response to Petition at the Registry.

The address of the Registry is: 800 Smithe Street, Vancouver, British Columbia.

AND NOTICE IS FURTHER GIVEN that, at the hearing of the application in the Petition and subject to the foregoing, Shareholders of the Petitioner and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement.

If you do not file and deliver a Response to Petition as aforesaid and attend either in person or by Counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved it will significantly affect the legal rights of Shareholders of the Petitioner.

A copy of the said Petition and other documents in the proceedings will be furnished to any Shareholder of the Petitioner upon request in writing addressed to the solicitors for the Petitioner at its address for delivery set out below.

The Petitioner’s address for delivery is c/o Koffman Kalef LLP Business Lawyers, 19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4, Attention: Jasmin Z. Ahmad.

DATED this 18th day of April, 2018.

Koffman Kalef LLP
Solicitors for the Petitioner

SCHEDULE “H”
INTERIM ORDER

See attached.

H-1

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY
APR 18 2018
ENTERED

Form 35 (Rules 8-4(1), 13-1(3) and 17-1(2))

No. S184674
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

AND

IN THE MATTER OF AN ARRANGEMENT AMONG RYE PATCH GOLD CORP., ITS SHAREHOLDERS AND ITS OPTIONHOLDERS AND INVOLVING ALIO GOLD INC.

RYE PATCH GOLD CORP.

PETITIONER

ORDER MADE AFTER APPLICATION

BEFORE	MASTER Dick	)	18/APRIL/2018
		)	
		)	

UPON THE APPLICATION of the Petitioner without notice coming on for hearing at Vancouver, British Columbia, on the 18th day of April, 2018, and on hearing Jasmin Z. Ahmad, counsel for the Petitioner, and on reading the affidavit #1 of Antony Wood sworn on April 13, 2018 and the materials filed herein; and upon being advised that it is the intention of Alio Gold Inc. to rely upon Section 3(a)(10) of the United States Securities Act of 1933 (the "**1933 Act**") as a basis for an exemption from the registration requirements of the 1933 Act with respect to securities of Alio issued under the proposed Plan of Arrangement based on the Court's approval of the Arrangement (as defined herein);

THIS COURT ORDERS that:

Definitions

1. For the purposes of this Order Made After Application (this "**Interim Order**"), unless otherwise defined, terms that begin with capital letters have the respective meanings set out in the draft information circular relating to the special meeting of the shareholders of the Petitioner attached as Exhibit "F" to the Affidavit of Antony Wood sworn on April 13, 2018 (the "**Wood Affidavit**").

Special General Meeting

2. The Petitioner be at liberty to call, hold and conduct a special meeting (the **"Rye Patch Meeting"**) of the holders of its common shares (the **"Rye Patch Shareholders"**) at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia at 10:00 a.m. (Vancouver time) on May 18, 2018, or as otherwise provided by Order of this Court, for the following purposes:

   (a) for the Rye Patch Shareholders to consider and, if deemed advisable, pass one or more special resolutions to approve, with or without variation, the arrangement (the **"Arrangement"**) involving the Petitioner, its shareholders and its optionholders and Alio Gold Inc. (**"Alio"**) in accordance with the plan of arrangement, a copy of which is attached as Schedule A to Exhibit "B" to the Wood Affidavit; and

   (b) to transact such further and other business as may properly be brought before the Rye Patch Meeting or any adjournment(s) or postponement(s) thereof.

Notice of the Rye Patch Meeting

3. Not less than 21 days before the date appointed for the Rye Patch Meeting, the Petitioner shall cause to be sent by prepaid ordinary mail, by courier or by email (in the case of those Shareholders who have consented in writing to receive by email from the Petitioner notices and other documents to be sent to Rye Patch Shareholders), as determined by the Petitioner to be the most appropriate method of communication, to each of the Rye Patch Shareholders at their respective addresses appearing in the register of Rye Patch Shareholders or the records of the Petitioner the following:

   (a) a notice of meeting (the **"Notice of Special Meeting"**) convening the Rye Patch Meeting, substantially in the form of Exhibit "D" to the Wood Affidavit,

   (b) a letter of transmittal, substantially in the form of Exhibit "E" to the Wood Affidavit,

   (c) an information circular (the "**Circular**"), substantially in the form of Exhibit "F" to the Wood Affidavit, and

   (d) a form of proxy (the "**Form of Proxy**"), substantially in the form of Exhibit "G" to the Wood Affidavit.

   (collectively, the **"Meeting Materials"**).

4. Only those Rye Patch Shareholders recorded in the register of Rye Patch Shareholders as at the close of business on April 6, 2018 (the "**Record Date**") shall be entitled to receive notice of and to attend and vote at the Rye Patch Meeting and at any adjournment thereof;

5. In the case of beneficial owners of common shares of the Petitioner (the **"Beneficial Rye Patch Shareholders"**) who do not appear in the register of Rye Patch Shareholders, the Petitioner shall comply with its obligations with respect to notice of the Rye Patch Meeting and the delivery of the Meeting Materials by complying with Canadian Securities Administrators' National Instrument 54-101, *Communications with Beneficial Owners of Securities of a Reporting Issuer*;

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6. The Petitioner is directed to distribute to the holders of options of the Petitioner (the **"Rye Patch Optionholders"**) the Circular (including all appendices) by any method permitted for notice to the Rye Patch Shareholders set forth in paragraph 3 above, concurrently with the distribution of the Meeting Materials to the Rye Patch Shareholders. Distribution to the Rye Patch Optionholders shall be to their addresses as they appear on the books and records of the Petitioner or its registrar and transfer agent at the close of business on the Record Date.

7. Notice of further revisions, amendments, modifications, updates or supplements to any of the information provided in the Meeting Materials may be communicated, at any time prior to the Meeting, to Rye Patch Shareholders, Beneficial Rye Patch Shareholders, Rye Patch Optionholders, directors and auditors by press release, news release, newspaper advertisement or notice sent to those persons or entities by the means specified in paragraphs 3, 5 and 6 and as determined by the Petitioner to be the most appropriate method of communication;

8. The sending of the Meeting Materials in accordance with paragraphs 3, 5 and 6 of this Interim Order shall constitute good and sufficient service of the Meeting Materials on all persons who are entitled to receive notice of this proceeding and no other form of service need be made and no other material need be served on such persons in respect of these proceedings, and such service shall be deemed effective on the day on which the Meeting Materials are mailed, couriered, or emailed;

9. The accidental omission to give notice of the Rye Patch Meeting, or the non-receipt of such notice or of any of the Meeting Materials by any one or more of the Rye Patch Shareholders or of the Beneficial Rye Patch Shareholders shall not invalidate any resolution passed or proceeding taken at the Rye Patch Meeting but if such failure or omission is brought to the attention of Rye Patch, then it will use reasonable efforts to rectify it by the method and in the time most reasonably practicable in the circumstances;;

10. The form of documents substantially in the form set forth in Exhibits "D", "E", "F" and "G" to the Wood Affidavit are approved for use in connection with the Rye Patch Meeting;

Conduct of the Rye Patch Meeting

11. Except as provided for in this Interim Order or further Order of the Court, the Rye Patch Meeting shall be called, held and conducted in all respects, including quorum requirements and other matters, in accordance with the provisions of the *Business Corporations Act*, S.B.C. 2002, c. 57 (the **"Act"**) and the articles of the Petitioner;

12. The only persons entitled to attend the Rye Patch Meeting shall be the registered Rye Patch Shareholders as of the Record Date or their valid proxyholders, the Petitioner's directors, officers, auditor and advisors, representatives of Alio and any other person admitted on the invitation of the Chairperson;

13. Jonathan Challis, the Chairperson of the board of directors of the Petitioner (the **"Board"**), or failing him, William Howald, President, Chief Executive Officer and a director of the Petitioner, or failing him, Bernard Poznanski, Corporate Secretary of the Petitioner, shall be chairperson of the Rye Patch Meeting; or failing them, the chairperson shall be determined in accordance with the articles of the Petitioner;

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14. The only persons entitled to vote at the Rye Patch Meeting shall be the Rye Patch Shareholders as at the close of business on the Record Date or their proxyholders. Each common share of the Petitioner shall carry one vote at the Rye Patch Meeting;

15. To be voted at the Rye Patch Meeting, any instrument of proxy, substantially in the form set forth in Exhibit "G" to the Wood Affidavit, must be received by the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or the proxy vote is otherwise registered in accordance with the instructions on the proxy form prior to 10:00 a.m. (Vancouver time) on May 16, 2018, or, if the Rye Patch Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the start of such adjourned or postponed meeting, subject to the discretion of the chairperson of the Rye Patch Meeting to accept proxies deposited after this deadline, provided that if the chairperson accepts any proxies after this deadline, the chairperson must accept all proxies deposited after this deadline;

16. The Arrangement shall be deemed to be approved by the Rye Patch Shareholders if it is approved by the affirmative vote of at least two-thirds of the votes cast at the Rye Patch Meeting in person or by proxy by the Rye Patch Shareholders voting together as one class on the basis of one vote per Rye Patch Share;

17. Once commenced, the Rye Patch Meeting may, subject to the terms of the Arrangement Agreement, be adjourned or postponed from time to time by Rye Patch management without the need for approval of the Court and no further notice of such adjournment or the holding of any adjourned meeting or meetings need be given thereafter unless the period of adjournment or postponement is greater than 30 days;

18. Where the period of adjournment or postponement is greater than 30 days, notice of such further adjournment or postponement may be communicated, at any time prior to the adjourned postponed meeting date, to Rye Patch Shareholders, Rye Patch Beneficial Shareholders, Rye Patch Optionholders, directors and auditors by press release, news release, newspaper advertisement or notice sent to those persons or entities by the means specified in paragraphs 3, 5 and 6 and as determined by the Petitioner to be the most appropriate method of communication;

19. Any adjournment or postponement of the Rye Patch Meeting will not change the Record Date for the Rye Patch Shareholders entitled to notice of and to vote at the Rye Patch Meeting.

Amendments

20. The Petitioner is authorized to make such amendments, revisions or supplements to the Plan of Arrangement as it may determine, provided it has obtained any required consents under the Arrangement Agreement or otherwise, and the Plan of Arrangement as so amended, revised or supplemented will be the Plan of Arrangement which is submitted to the Rye Patch Meeting and which will thereby become the subject of the Arrangement Resolution.

Scrutineer

21. Computershare Trust Company of Canada will be authorized to act as scrutineer for the Rye Patch Meeting.

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Dissent Rights

22. The Rye Patch Shareholders shall be entitled to exercise dissent rights in respect of the resolution approving the Arrangement pursuant to and in the manner set forth in sections 237 to 247 of the Act as modified by this Interim Order and by Article 4 of the Plan of Arrangement and to seek the fair value for their shares of the Petitioner.

23. Notwithstanding anything in the Act, a Rye Patch Shareholder who wishes to exercise dissent rights must ensure that a written Dissent Notice is received by the Petitioner at its registered office at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H4 on or before 5:00 p.m. (Vancouver time) on May 16, 2018, or in the case of the postponement or adjournment of the Rye Patch Meeting date, on or before 5:00 p.m. (Vancouver time) on the date that is two business days immediately preceding the date of the postponed or adjourned Rye Patch Meeting date and, in either case, must strictly comply with the dissent procedures set out in the Circular and in the Arrangement.

24. Only the Rye Patch Shareholders who are registered Rye Patch Shareholders shall be entitled to exercise the dissent rights in respect of the resolution approving the Arrangement.

25. Notice to the Rye Patch Shareholders of their dissent rights with respect to the Arrangement Resolution will be given by including information with respect to dissent rights in the Circular to be sent to Rye Patch Shareholders in accordance with this Interim Order.

26. Subject to further order of this Court, the rights available to the Rye Patch Shareholders under the Act and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient dissent rights for the Rye Patch Shareholders with respect to the Arrangement.

27. If the Arrangement is approved by the Rye Patch Shareholders at the Rye Patch Meeting, the Petitioner shall be at liberty to apply to this Court on May 24, 2018, or such other date as may be set by this Court, for a final Order approving the Arrangement and for related orders and declarations;

28. Each of:

    (a) the delivery of the Meeting Materials (including the Notice of Hearing of Petition for final Order substantially in the form of Exhibit "H" to the Wood Affidavit (the **"Notice of Hearing of Petition"**) to the Rye Patch Shareholders; and

    (b) the distribution of the Circular (including the Notice of Hearing of Petition) to the Rye Patch Optionholders

    in accordance with the terms of this Interim Order, shall constitute good and sufficient service of notice of the date of hearing of the application for the final Order and no other material need to be served on any person unless a response to petition substantially in the form of Form 67 of the *Rules of Court* (the **"Response to Petition"**) is filed and served in accordance with the terms of paragraph 26 of this Order;

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29. Any Rye Patch Shareholder or Rye Patch Optionholder may appear on the application for the Final Order provided they file the Response to Petition with this Court and deliver the filed Response to Petition to the lawyers for the Petitioner by 4:00 p.m. (Vancouver time) on May 22, 2018.

30. In the event the application for a final Order does not proceed on the date set forth on the Notice of Hearing of Petition, and is adjourned, only those persons who served a Response to Petition shall be entitled to be given notice of the adjourned application date.

31. The Final Order, if granted, will provide the basis for the parties to rely on the exemption from registration provided in Section 3(a)(10) of the United States *Securities Act of 1933* with respect to the issuance of the Consideration Shares to be issued pursuant to the Arrangement.

Variance and General Provisions

32. The Petitioner shall be entitled to seek leave to vary the terms of this Interim Order upon the giving of such notice as this Court may direct; and

33. Rules 4-3, 4-5, 8-1, 8-2 and 16-1(4) and (8) of the Supreme Court Civil Rules will not apply to any further applications in respect of this proceeding, including the application for the final Order and any application to vary this Order.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of lawyer for the Petitioner
Jasmin Z. Ahmad

BY THE COURT

Registrar

CHECKED KM

6

SCHEDULE “I”
BOARD OF DIRECTORS MANDATE

1.	Purpose

The members of the Board of Directors (the “Board”) have the duty to supervise the management of the business and affairs of Alio Gold, Inc. (the “Company”). The Board, directly and through its committees and the chair of the Board (the “Chair”), shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company.

2.	Duties and Responsibilities

The Board shall have the specific duties and responsibilities outlined below.

Strategic Planning

(a)	Strategic Plans

The Board will adopt a strategic plan for the Company. At least annually, the Board shall review and, if advisable, approve the Company’s strategic planning process and the Company’s annual strategic plan. In discharging this responsibility, the Board shall review the plan in light of management’s assessment of emerging trends, the competitive environment, the opportunities for the business of the Company, risk issues, and significant business practices and products.

(b)	Business and Capital Plans

At least annually, the Board shall review and, if advisable, approve the Company’s annual business and capital plans as well as policies and processes generated by management relating to the authorization of major investments and significant allocation of capital.

(c)	Monitoring

At least annually, the Board shall review management’s implementation of the Company’s strategic, business and capital plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

Risk Management

(d)	General

At least annually, the Board shall review reports provided by management of principal risks associated with the Company’s business and operations, review the implementation by management of appropriate systems to manage these risks, and review reports by management relating to the operation of, and any material deficiencies in, these systems.

(e)	Verification of Controls

The Board shall verify that internal, financial, non-financial and business control and management information systems have been established by management.

Human Resource Management

(f)	General

At least annually, the Board shall review a report of the Compensation Committee concerning the Company’s approach to human resource management and executive compensation.

(g)	Succession Review

At least annually, the Board shall review the succession plans of the Company for the Chair, the Lead Director (if any), the Chief Executive Officer and other executive officers, including the appointment, training and monitoring of such persons.

(h)	Integrity of Senior Management

The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers of the Company and that the Chief Executive Officer and other senior officers strive to create a culture of integrity through honest and ethical conduct throughout the Company.

Corporate Governance

(i)	General

At least annually, the Board shall review a report of the Corporate Governance and Nominating Committee concerning the Company’s approach to corporate governance.

(j)	Director Independence

At least annually, the Board shall review a report of the Corporate Governance and Nominating Committee that evaluates the director independence standards established by the Board and the Board’s ability to act independently from management in fulfilling its duties.

(k)	Ethics Reporting

The Board has adopted a written Code of Business Conduct and Ethics applicable to directors, officers and employees of the Company. At least annually, the Board shall review the report of the Corporate Governance and Nominating Committee relating to compliance with, or material deficiencies from, the Code and approve changes it considers appropriate. The Board shall review reports from the Corporate Governance and Nominating Committee concerning investigations and any resolutions of complaints received under the Code.

(l)	Board of Directors Mandate Review

At least annually, the Board shall review and assess the adequacy of its Mandate to ensure compliance with any rules of regulations promulgated by any regulatory body and approve any modifications to this Mandate as considered advisable.

Communications

(m)	General

The Board has adopted a Disclosure Policy for the Company. At least annually, the Board, in conjunction with the Chief Executive Officer, shall review the Company’s overall Disclosure Policy, including measures for receiving feedback from the Company’s stakeholders, and management’s compliance with such policy. The Board shall, if advisable, approve material changes to the Company’s Disclosure Policy.

(n)	Stakeholders

The Company endeavors to keep its internal and external stakeholder groups informed of its progress through an annual report, annual information form, quarterly interim reports and periodic press releases. Directors and management meet with the Company’s shareholders at the annual meeting and are available to respond to questions at that time.

3.	Composition

General

The composition and organization of the Board, including: the number, qualifications and remuneration of directors; the number of Board meetings; quorum requirements; meeting procedures and notices of meetings are required by the BCBCA, the Securities Act (British Columbia) (the “Act”) and the articles of the Company, subject to any exemptions or relief that may be granted from such requirements.

Each director must have an understanding of the Company’s principal operational and financial objectives, plans and strategies, and financial position and performance. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise the chair of the Corporate Governance and Nominating Committee.

Overboarding

The board and nominating committee should consider the potential implications of over-boarding and corporate governance implications. Considerations for discussion, based on Glass Lewis and Institutional Shareholder Services Inc (“ISS”) which address investor expectations, are non-executive board members of other boards –

no more than 4* (ISS) and 5 (Glass Lewis) public company boards in total, and for Directors who are CEO’s who sit on other public company boards, no more than 2* public company boards in total. The Board, at its discretion, may conclude that any Director with board involvement in excess of these considerations, can remain on the board if they consistently meet the Board requirements of participation and attendance. Additionally, the Board will take into account, such Director's contributions to the board, including specialized knowledge of the company's industry, strategy or key markets, the diversity of skill, perspective and background they provide and other relevant factors.

* ISS' current over-boarding policy is a director serving on more than 2 and 4 public company boards for CEOs and non-CEOs respectively, plus attendance of greater than 75%. In 2019, ISS' over-boarding policy will no longer comprise of the double trigger before issuing a "withhold" recommendation. To compensate for this change, ISS will increase the number of directorships from 2 and 4, to 3 and 5 public boards for CEOs and non-CEOs respectively.

Independence

A majority of the Board must be independent. “Independent” shall have the meaning, as the context requires, given to it in National Policy 58-201 Corporate Governance Guidelines, as may be amended from time to time.

Chair of the Board

The Chair of the Board shall be an independent director, unless the Board determines that it is inappropriate to require the Chair to be independent. If the Board determines that it would be inappropriate to require the Chair of the Board to be independent, then the independent directors shall select from among their number a director who will act as “Lead Director” and who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Chair, if independent, or the Lead Director if the Chair is not independent, shall act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties.

4.	Committees of the Board

The Board has established the following committees: the Compensation Committee, the Audit Committee and the Corporate Governance and Nominating Committee and the Health, Safety, Environment and Corporate Social Responsibility Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee.

Committee Mandates

The Board has approved mandates for each Board committee and shall approve mandates for each new Board committee. At least annually, each mandate shall be reviewed by the Corporate Governance and Nominating Committee and any suggested amendments brought to the Board for consideration and approval.

Delegation to Committees

The Board has delegated to the applicable committee those duties and responsibilities set out in each Board committee’s mandate.

Consideration of Committee Recommendations

As required by applicable law, by applicable committee Mandate or as the Board may consider advisable, the Board shall consider for approval the specific matters delegated for review to Board committees.

Board/Committee Communication

To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after the committee’s meeting.

5.	Meetings

The Board will meet at least once in each quarter, with additional meetings held as deemed advisable. The Chair is primarily responsible for the agenda and for supervising the conduct of the meeting. Any director may propose the inclusion of items on the agenda, request the presence of, or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

Meetings of the Board shall be conducted in accordance with the Company’s articles.

Secretary and Minutes

The Corporate Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

Meetings Without Management

The independent members of the Board shall hold regularly scheduled meetings, or portions of regularly scheduled meetings, at which non-independent directors and members of management are not present.

Directors’ Responsibilities

Each director is expected to attend all meetings of the Board, in person or via conference call, and any committee of which he or she is a member. Directors will be expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in the meetings.

Access to Management and Outside Advisors

The Board shall have unrestricted access to management and employees of the Company. The Board shall have the authority to retain and terminate external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors without consulting or obtaining the approval of any officer of the Company. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

Service on Other Boards and Audit Committee

Directors may serve on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another public company.

6.	Management

Position Descriptions for Directors

The Board has approved position descriptions for the Chair and the chair of each Board committee. At least annually, the Board shall review such position descriptions.

Position Description for CEO

The Board has approved a position description for the Chief Executive Officer, which includes delineating management’s responsibilities. The Board has also approved the corporate goals and objectives that the Chief Executive Officer has responsibility for meeting. At least annually, the Board shall review a report of the Compensation Committee reviewing this position description and such corporate goals and objectives.

7.	Director development and evaluation

Each new director shall participate in the Company’s initial orientation program and each director shall participate in the Company’s continuing director development programs. At least annually, the Board shall review the Company’s initial orientation program and continuing director development programs.

8.	No Rights Created

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of the Company. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Articles and By-laws, it is not intended to establish any legally binding obligations.

Adopted:	March 1, 2018

SCHEDULE “J”
STATEMENT OF EXECUTIVE COMPENSATION

Letter to Shareholders

Dear Fellow Shareholder,

On behalf of Alio’s Compensation Committee, I wanted to provide thoughts and observations on Alio’s approach to executive compensation. 2017 was the year in which the Company gained significant traction in its transition to becoming a multi-mine intermediate gold producer focused on Mexico, under the leadership of Alio’s new CEO Greg McCunn. In 2017 Alio rebranded its corporate presence and renewed its management team. Notable financial and operational achievements for the year include:

▪	83,558 ounces of gold produced from Alio’s operating San Francisco mine in Sonora, Mexico – within the Company’s final guidance range of 82,000 to 86,000 ounces produced, at an all-in sustaining cost of C$1,034/ounce.

▪	Significant investment in waste stripping at the San Francisco mine, to support a planned increase in production, to 90,000 – 100,000 ounces in 2018.

▪

Investment of C$17.3 million in development and completion of a preliminary feasibility study for Alio’s Ana Paula project in Guerrero, Mexico, and advancement of a definitive feasibility study that should be complete in 2018 as part of a program of C$20 million in additional investment.

▪	Net earnings of C$11.9 million, or C$0.30 per share, and cash flow from operating activities (after changes in non-cash working capital) of C$13.1 million.

▪	C$50 million in new bought deal financing.

▪

Total shareholder return (“TSR”) of 11% for the year ending December 31, 2017. This was above median compared to the Gold companies in our executive compensation peer group, our new performance peer group for relative TSR measurement, and also above the median of the companies in the S&P/TSX Global Gold Index.

In early 2018, the Compensation Committee considered the above factors and others, as outlined in the Company’s 2017 Short-Term Incentive Plan (“STIP”) performance goals below. The Committee noted that most of the STIP objectives for 2017 were achieved, including the safety, production, and cost goals related to the San Francisco mine, and the safety, development and social responsibilities goals related to Ana Paula.

The section on “2017 NEO Compensation Actions” that follows provides more detail about the Committee’s decision-making in this area. In summary, after reviewing performance against the STIP objectives, the Committee approved annual STIP payouts at approximately 88% of the maximum potential bonus, on average, for all Named Executive Officers.

In 2017, the Compensation Committee made several changes to the executive and director compensation programs, to align the program with the creation of long-term shareholder value and with current norms of market and best practice. These actions included:

•	The adoption of a new philosophy for employee remuneration, based on the alignment of incentive compensation with a mix of corporate and personal objectives derived from the Company’s 5-year strategic timeframe.

•	The approval by the Compensation Committee of the new STIP framework, sponsored directly by Alio’s CEO.

•

The adoption of a new equity-based long-term incentive (“LTI”) program for executives and employees, incorporating three vehicles – stock options, restricted share units (“RSUs”), and performance share units (“PSUs”) linked to relative TSR compared to a group of performance peers.

•	The adoption of a new equity program for Alio Board members, based on 100% deferred share units (“DSUs”).

The Compensation Committee believes that these changes provide an appropriate balance between rewarding near-term operational performance through the short-term program, and long-term value creation and maintenance, through the long-term program.

Alio’s 5-year cumulative indexed TSR compared to the S&P/TSX Global Gold Index, and to the broader S&P/TSX Composite, based on the value of C$100 invested as of January 1, 2013 is included in the chart below:

The trend shown in the above graph does not necessarily correspond to the Company’s compensation to its Named Executive Officers (“NEOs”) for the period ended December 31, 2017 or for any prior fiscal periods. Alio hired a new CEO and renewed its management team in 2017, including at the Named Executive Officer level. As noted, compensation decisions made in 2017 were intended to emphasize alignment with shareholders while striking a balance between fixed compensation, at-risk compensation designed to reward short-term operational performance, and at-risk compensation designed to align with long-term creation of shareholder value.

I hope that this brief overview provides you with more insight into our approach to executive compensation and its alignment with sound performance and with the shareholder experience.

Sincerely,

George Brack
Chair, Compensation Committee

Compensation-Related Governance

The Company’s executive compensation program is administered by the Compensation Committee of the Alio Board. The Compensation Committee is comprised of four independent Alio Board members: George Brack (since July 2014), Bryan Coates (since July 2014), Paula Rogers (since November 2011) and Jose Vizquerra (since April 2014). Mr. Brack serves as the Chair of the Compensation Committee.

Risk Management Principles and Policies

The Compensation Committee and the Alio Board have active roles in risk oversight regarding the Company’s compensation policies and practices. They consider all factors related to an executive’s performance and regularly assess, as part of their respective deliberations, the risk implications of the Company’s compensation policies and practices, including the potential for any inappropriate or excessive risk-taking by its executives in determining compensation.

In order for executives to actually realize the entire potential value from their compensation opportunities, Alio needs to perform well operationally, financially, and in terms of stock price improvement. Performance measurement has both relative and absolute dimensions. The Committee also anticipates that equity-based awards will be made annually, ensuring that a piece of total executive compensation is always unvested and subject to share price effects.

The Compensation Committee believes that the executive compensation program does not motivate unnecessary or excessive risk taking, and has not identified any risks from Alio’s compensation practices or policies that are likely to have a material adverse effect on the Company.

What We Do/What We Don’t Do

	Practices We Emphasize		Practices We Avoid
✓	More than 60% of CEO target compensation is performance-based and at-risk	✘	No supplemental executive benefit arrangements and very limited executive perquisites
✓	75% of senior executive equity awards, by value, are performance-based and at-risk	✘	No single-trigger change in control protections
✓	Caps on incentive award payouts	✘	Limited severance payments
✓	Anti-hedging policy	✘	No loans to directors or executives

Anti-Hedging Policy

Pursuant to an anti-hedging policy adopted by the Alio Board, NEOs and directors of the Company are prohibited from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars or units of exchange traded funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an NEO or director.

Independent Advice

The Compensation Committee retains independent advisors as it deems appropriate. In 2017 the Committee did not retain an advisor. Company management retained Meridian Compensation Partners (“Meridian”) to assist with executive compensation matters, including market analysis and long-term incentive design. In 2017, Alio management paid fees of C$31,847 (inclusive of taxes) to Meridian.

Director Compensation

Alio’s policy for director compensation is based on the provision of cash retainers for Alio Board or Alio Board committee service, plus equity-based compensation. Alio’s Corporate Governance and Nominating Committee assesses all director compensation arrangements on an ongoing basis. Effective January 1, 2017, Alio’s Board established the following values for cash compensation:

Compensation Element		Value
Annual Cash Retainer		C$50,000
Board Chair Additional Annual Cash Retainer		C$50,000

Committee Chair Retainers
•	Audit Committee	C$12,000
•	Compensation Committee	C$10,000
•	Technical Committee	C$7,500
•	Corporate Governance and Nominating Committee	C$7,500
•	Finance Committee	C$7,500

Prior to 2017, the Company granted stock options to directors periodically. In 2017, the director compensation policy was revised to base director equity-based compensation exclusively on deferred share units (DSUs), in the amount of C$100,000 annually.

Alio also reimburses directors for their travel and other expenses to attend Alio Board and committee meetings. Alio pays director compensation in Canadian dollars. Directors who are also employees of the Company do not receive compensation for their Alio Board service.

Deferred Share Unit Program

In 2017, Alio’s Board approved the Alio Gold Deferred Share Unit Plan. DSUs are notional shares that have the same value as Alio Shares. Directors of the Company and other employees as designated by the Corporate Governance and Nominating Committee are eligible to receive awards of DSUs.

The Alio Gold Deferred Share Unit Plan allows directors to make an advance election to receive all or a portion of their cash retainers as DSUs. DSUs may not be redeemed until a director leaves the Alio Board. At that time, directors redeem their units for a cash payment equal to the value of DSUs redeemed based on the fair market value of Alio’s shares on the date of redemption.

The first awards of DSUs were made under the plan in September 2017. These awards will vest on the date of Alio’s 2018 annual general meeting.

Director Compensation Table

The following table discloses the compensation paid to the directors who are not NEOs for the Company’s most recently completed financial year.

Name	Fees Earned (C$)	Share- Based Awards (C$)(1)	Option- Based Awards (C$)	Non-Equity Incentive Plan Compensation (C$)	Pension Value (C$)	All Other Compensation (C$)	Total (C$)
George Brack	60,833	100,016	Nil	Nil	Nil	Nil	160,849
Bryan Coates	100,000	100,016	Nil	Nil	Nil	Nil	200,016
Stephen Lang	50,000	100,016	Nil	Nil	Nil	Nil	150,016

Name	Fees Earned (C$)	Share- Based Awards (C$)(1)	Option- Based Awards (C$)	Non-Equity Incentive Plan Compensation (C$)	Pension Value (C$)	All Other Compensation (C$)	Total (C$)
Paula Rogers	62,000	100,016	Nil	Nil	Nil	Nil	162,016
Jose Alberto Vizquerra- Benavides	58,458	100,016	Nil	Nil	Nil	25,000	183,474

(1)	Share-based awards are determined based on the grant date fair value of C$5.32.

Outstanding Share-Based and Option-Based Awards

The following table sets out all option-based and share-based awards outstanding for each director who is not a NEO, as of December 31, 2017.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration data	Value of unexercised in-the- money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested(1)	Market or payout value of vested share- based awards not paid out or distributed
George Brack	20,000 20,000 18,000 15,000 20,000	C$20.00 C$7.60 C$7.80 C$2.90 C$3.30	19/08/06 20/05/26 20/06/27 20/11/05 21/05/30	Nil Nil Nil C$25,800 C$26,400	18,800	C$86,856	Nil
Bryan Coates	20,000 20,000 15,000 20,000	C$20.00 C$7.60 C$2.90 C$3.30	19/08/06 20/05/26 20/11/05 21/05/30	Nil Nil C$25,800 C$26,400	18,800	C$86,856	Nil
Stephen Lang	20,000 20,000 15,000 20,000	C$20.00 C$7.60 C$2.90 C$3.30	19/08/06 20/05/26 20/11/05 21/05/30	Nil Nil C$25,800 C$26,400	18,800	C$86,856	Nil
Paula Rogers	12,500 20,000 20,000 15,000 20,000	C$12.50 C$20.00 C$7.60 C$2.90 C$3.30	18/12/18 19/08/06 20/05/26 20/11/05 21/05/30	Nil Nil Nil C$25,800 C$26,400	18,800	C$86,856	Nil
Jose Alberto Vizquerra- Benavides	12,500 20,000 20,000 15,000 20,000	C$12.50 C$20.00 C$7.60 C$2.90 C$3.30	18/12/18 19/08/06 20/05/26 20/11/05 21/05/30	Nil Nil Nil C$25,800 C$26,400	18,800	C$86,856	Nil

(1)	Value determined using the December 31, 2017 Alio Share price of C$4.62.

Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards vested or earned during the year ended December 31, 2017. Option-based awards are granted at the closing price of the Alio Shares on the TSX on the date of grant. Options awarded prior to 2013 vest one quarter every three months commencing on the date of grant. Options awarded during and after 2013 vest one quarter every year commencing on the date of grant. All options have a five-year term. Options awarded during fiscal 2017 vest over three years, vesting on the one year anniversary of the award date, the two year anniversary of the awar date and the three year anniversary of the award date.

Name	Option-based awards – Value vested during the year	Share-based awards – Value vested during the year	Non-equity incentive plan compensation – Value earned during the year
George Brack	C$24,425	Nil	Nil
Bryan Coates	C$24,425	Nil	Nil
Stephen Lang	C$24,425	Nil	Nil
Paula Rogers	C$24,425	Nil	Nil
Jose Alberto Vizquerra-	C$24,425	Nil	Nil
Benavides

Executive Compensation

Compensation Discussion and Analysis

Introduction – Objectives and Philosophy

Objectives of the Executive Compensation Program

Alio’s executive compensation program has four principal objectives:

1.	Attract, retain and motivate people of the highest quality;

2.	Align the interests of the senior executives with the Company’s shareholders;

3.	Establish incentives to develop and achieve individual and corporate performance objectives; and

4.	Reflect the respective duties and responsibilities of the senior executives.

Named Executive Officers (NEOs)

In 2017, Alio’s NEOs were:

▪	Greg McCunn – Chief Executive Officer (CEO – effective February 1, 2017)

▪	Colette Rustad – Executive Vice President (EVP) and Chief Financial Officer (CFO – effective May 15, 2017)

▪	Jason Gregg – EVP, Human Resources (hired March 1, 2017)

▪	Paul Hosford – Vice President, Project Development (hired July 1, 2017)

▪	Miguel Bonilla – Country Manager, Mexico

▪	Mark Backens – Interim Chief Executive Officer (until February 1, 2017)

▪	Ian Harcus – Controller and acting Chief Financial Officer (until May 14, 2017)

Compensation Philosophy and Pay Positioning

The Company’s executive compensation program is based on a pay-for-performance philosophy. It is designed to encourage, compensate and reward executives on the basis of individual and corporate performance, both in the short and the long-term.

The program is intended to provide the Company with maximum flexibility in determining executive compensation. Emphasis is placed on balancing the overall needs and interests of the Company with the needs and interests of the executives. For example, in circumstances where the Company considered it prudent to conserve cash by paying salaries and awarding short-term incentive bonuses in lower amounts than would otherwise be the case, the Company followed this practice. The Company may increase long-term incentives through equity awards to ensure that the recruitment, retention and reward objectives of the compensation program are met.

As an executive officer’s level of responsibility increases, a greater percentage of total compensation will be at-risk and performance-based, and the mix of total compensation will shift towards short and long term incentives tied to performance, thereby aligning the interests of executive officers and shareholders.

Governance of the Executive Compensation Program

The Compensation Committee oversees the compensation of the NEOs. Based on its charter and mandate, as revised in March 2018, the Committee’s responsibilities include, but are not limited to:

▪	Reviewing and approving the corporate goals and objectives of the Company with respect to the compensation of the CEO.

▪	Evaluating the CEO’s performance in light of those goals and objectives, and making recommendations to the Alio Board with respect to the CEO’s compensation, based on this evaluation.

▪

Reviewing the recommendations of the CEO with respect to the compensation of the CEO’s direct reports and other Company officers (including the NEOs), and making recommendations to the Alio Board for approval (with or without amendment).

▪	Administering and interpreting the Company’s share compensation arrangements and its policies with respect to stock option awards and sales of covered shares.

▪

Reviewing the Company’s executive compensation arrangements periodically (as well as broad-based pension and retirement arrangements) to evaluate whether they are achieving the objectives for which they were designed and administered.

The CEO participates in discussions with respect to NEO compensation, other than for himself, and makes recommendations to the Compensation Committee and the Alio Board. The CEO does not participate in discussions with respect to his own compensation.

Use of Market Data and Peer Group

In 2017, with assistance from Meridian Compensation Partners, the Company developed a new peer group for benchmarking senior executive compensation. Data from the following group was used as an input to Compensation Committee decision-making with respect to NEO long-term incentive awards as well as CEO and CFO cash compensation:

Argonaut Gold	Atlantic Gold	Aura Minerals	Guyana Goldfields
Jaguar Mining	Klondex Mines	Richmont Mines	Torex Gold Resources

Components of Alio’s Compensation Program

The main components of the Company’s compensation program are base salary, short-term incentive opportunity, and long-term incentive opportunity.

▪

Base Salaries: Market-competitive fixed level of compensation, determined based on a number of factors in order to enable the Company to attract, motivate and retain high quality executives who are critical to the Company’s long-term success. Base salaries are also the determinant for other forms of compensation, to the extent that these are paid as a percentage of base salary. Salaries are intended to be internally equitable and externally competitive. They are reviewed annually by the Alio Board based on recommendations by the Compensation Committee.

▪

Alio’s Short-Term Incentive Program: At-risk compensation designed to provide incentives for employees and executives linked to corporate and personal objectives, measured over a one-year period but aligned with the Company’s five-year strategic timeframe and with the interests of shareholders.

▪	Alio provides long-term incentive (equity) based compensation via a mix of three vehicles:

o

Stock Options: At-risk equity-based pay. Stock options only become valuable to the extent that Alio’s share price appreciates subsequent to grant, thereby aligning executive interests with those of shareholders. Stock options are granted under Alio’s Stock Option Plan.

o	Performance Share Units: At-risk equity-linked pay that must be earned to vest. PSUs are granted under Alio’s 2017 Performance and Restricted Share Unit Plan (the “PRSU Plan”).

o

Restricted Share Units: Equity-linked pay that vests over time. RSUs are intended to improve alignment of total compensation with the creation of shareholder value while promoting a balanced risk/reward profile. RSUs are granted under Alio’s 2017 PRSU Plan.

Alio has no supplemental benefit programs and limited perquisites. The NEOs are eligible to participate in the same welfare benefit programs that are available to all employees. EVPs and the CEO receive an additional contribution to their Health Savings Accounts to cover the cost of an annual health exam.

Mix of Pay

2017 target compensation mix and at-risk pay for the CEO and other NEOs is shown in the charts below. More than 60% of CEO pay and 50% of other NEO pay, is at-risk and subject to performance if it is to be earned in full:

“Other NEOs (Average)” excludes pay for Mr. Backens and Mr. Harcus.

“At-risk” compensation includes the maximum bonus opportunity for each NEO plus the intended grant-date value of stock option and PSU awards based on the targeted pay mix. “Fixed compensation” includes base salaries and the intended grant-date value of RSU awards based on the targeted pay mix.

Short-Term Incentive Plan Details

Short-term incentive compensation is paid annually based on performance against a series of goals. Each NEO has a Maximum STIP opportunity expressed as a percentage of base salary and allocated between Corporate Objectives (as defined herein) and Personal Targets (as defined herein):

Position	2017 Maximum STIP Opportunity (% of Salary)	Corporate Objective Weighting	Personal Target Weighting
Mr. McCunn	100%	50%	50%
Ms. Rustad	50%	15%	35%
Mr. Gregg	50%	15%	35%
Mr. Hosford	30%	15%	15%
Mr. Bonilla	30%	15%	15%
Mr. Harcus	30%	15%	15%

Mr. Backens was not a participant in the STIP in 2017.

The 2017 corporate objectives (the “Corporate Objectives”) were divided into objectives related to the Ana Paula Project, and objectives related to the San Francisco mine operation:

Ana Paula Project

Key Performance Area	Weight	Description
Safety, Health & Environment	20%	No lost time injuries
Preliminary Feasibility Study (PFS)	20%	Complete a PFS including 10 thousand metres of infill drilling, metallurgical test work, updated cost estimate, and an exploration program recommendation
Definitive Feasibility Study (DFS)	20%	Initiate a DFS, to be 75% complete by end of year, to include detailed engineering sufficient to obtain financing and proceed to a go/no go decision
Permitting	20%	Obtain necessary Permits complete exploration and begin construction
Corporate Social Responsibility	20%	Enhance relationships with host communities, local and national governments
	100%

San Francisco Mine Operation

Key Performance Area	Weight	Description
Safety	33.3%	Target goal: LTIFR per 200,000 mh <1.0
Production	33.3%	Target goal: More than 80 thousand gold ounces produced
Costs	33.3%	Target goal: All-in sustaining site costs below C$980/ounce
	100%

Each of the NEOs listed above also had a series of key performance indicators as their personal targets (the “Personal Targets”) for 2017. Mr. McCunn’s Personal Targets included the following:

Key Performance Area	Weight	Summary Description
Safety, Health & Environment	15%	Develop a behavioural-based safety system incorporating industry best practices
Strategic Planning	15%	Develop a medium-term strategic plan
San Francisco Mine	15%	Develop alternatives for the San Francisco mine facility, to include a review of capital investment opportunities
Financing	30%	Strengthen balance sheet and develop financing alternatives
Exploration	5%	Develop an exploration program at the San Francisco site
Organizational Capability	20%	Recruit key individuals to support the development of a high performance organization
	100%

The other NEOs had Personal Targets that aligned generally with Mr. McCunn’s as a template, as well as with the Company’s near-term operational and financial objectives.

The CEO provides observations on and recommendations for NEO STIP payouts to the Compensation Committee, which recommends the final payout amounts to the Alio Board for final approval. The Committee evaluates the degree of performance attainment against the performance criteria listed above, but may use its business judgment to adjust final payout factors based on an additional evaluation of overall Company performance. Committee and Alio Board decisions with respect to 2017 STIP payouts are discussed under “2017 Compensation Actions” below.

Long-Term Incentive Plan

With input from the CEO, the Compensation Committee makes recommendations to the Alio Board on the grants of options and/or share units to directors, officers, and other eligible participants, consistent with the terms and conditions of the Alio Stock Option Plan and the PRSU Plan. These plans are meant to provide the Company with share-related mechanisms to attract, retain and motivate qualified executives and other eligible participants, to provide incentive to such individuals to contribute toward the long-term goals of the Company, and to encourage such individuals to acquire shares of the Company as long-term investments.

Individual grants approved by the Alio Board are determined by an assessment of an individual’s current and expected future performance, level of responsibility and the importance of the position to the Company. Previous grants of equity-based awards are taken into account when considering new grants.

Option Plan Details

The number of stock options which may be issued under the Alio Stock Option Plan in the aggregate and to certain individuals is limited under the terms of the Alio Stock Option Plan and cannot be increased without shareholder approval. Existing stock options have up to a five year term and are exercisable at the price determined by the Alio Board subject to applicable regulatory requirements at the time the options are granted.

Generally, directors, officers, employees, or consultants of the Company (or its subsidiaries if any), or management company employees, are eligible to receive stock options.

Amendments to the Alio Stock Option Plan may be made by the Alio Board in such manner as the board, in its sole discretion, determines appropriate. Depending on the nature of an amendment to the Alio Stock Option Plan, shareholder and regulatory approval of the amendment may be required. In addition, no amendment may be made to the Alio Stock Option Plan without the consent of a participant if such amendment would adversely affect the rights of the participant under the Alio Stock Option Plan. See “Particulars of the Option Plan” for a description of the Alio Stock Option Plan.

PRSU Plan Details

The PRSU Plan is a Alio Board-approved cash-based plan; RSUs and PSUs are notional shares that have the same value as Alio Shares. Awards under the PRSU Plan may be settled with cash or with shares purchased on the market in fulfillment of an award obligation. Share unit awards must be settled by the end of the third year following the year in respect of which the share units were awarded. Employees and officers of Alio and/or its subsidiaries or other affiliates are eligible to receive awards under the PRSU Plan.

Amendments to the PRSU Plan may be made by the Alio Board in such manner as the Alio Board, in its sole discretion, determines appropriate. No amendment may be made to the PRSU Plan without the consent of a participant if such amendment would adversely affect the rights of the participant under the Plan. See “Particulars of the PRSU Plan” for a description of the PRSU Plan.

2017 Long-Term Incentive Plan Design

In 2017 the Compensation Committee and Alio Board approved a new long-term incentive program design for NEOs and other senior executives. In September the Alio Board approved the PRSU Plan and determined to begin granting long-term incentive compensation through time-vested stock options (50% weight), time-vested RSUs (25% weight), and performance-vested PSUs (25% weight).

Total NEO long-term grant values are generally to be based on percentages of base salary, as follows:

Executive	Long-Term Incentive Opportunity (% of Salary)
Mr. McCunn	200%
Ms. Rustad	150%
Mr. Gregg	150%
Mr. Hosford	130%
Mr. Bonilla	130%
Mr. Harcus	130%

Mr. Backens was not a participant in the long-term incentive plan in 2017.

Details of actual long-term awards made are discussed under “2017 Compensation Actions” below.

Performance Share Unit Design
Under the initial performance share unit award design, PSUs will be earned at the end of a three-year performance period based on the Company’s TSR performance relative to the TSRs for a performance peer group of other gold-mining companies. The group used in 2017 included the following companies:

Alacer Gold	Alamos Gold	Argonaut Gold	Asanko Gold
Dundee Precious Metals	Fortuna Silver	Gold Resource Corp	Guyana Goldfields
IAMGOLD Corp	Klondex Mines	Mandalay Resources	McEwen Mining
Perseus Mining	Premier Gold Mines	Richmont Mines	Roxgold
SEMAFO	SSR Mining	Teranga Gold	Torex Gold Resources

The Compensation Committee elected to use relative TSR as the initial PSU performance measure because the value of actual compensation realized by executives will not be determined solely by changes in the share price driven by underlying changes in the price of gold. Instead, Alio’s out- or under-performance relative to other gold companies will determine how many share units actually vest. Strong relative performance may offset share price declines linked to commodity prices, and vice-versa.

PSUs will vest at the end of the three-year performance period, based on Alio’s percentile ranking compared to peers, as follows:

3-Year Relative TSR Performance Percentile Rank	# of PSUs Earned (% of Target Award)
85th Percentile or Greater	200%
50th Percentile	100%
30th Percentile	50%
Below 30th Percentile	0%

Payouts will be interpolated for any performance ranking that falls between the stated goals above.

Severance and Change in Control Protections

Other than Mr. Backens, each of the NEOs has an employment or change in control agreement with the Company. These agreements generally provide for a severance payment equal to 1 times the NEO’s base salary (0.5 times, for Mr. Harcus) in the event of a termination of employment by the Company without just cause, or by the NEO for “Good Reason”. If the termination takes place during the 13-month period beginning one month prior to a change in control of the Company, then severance multiples increase to 2 times base salary (1 time for Mr. Hosford, .5 time for Mr. Harcus and 2.5 times for Mr. Bonilla).

Further details of the Company’s severance and contractual employment relationships are discussed under “Termination of Employment, Change in Responsibilities and Employment Contracts” below.]

2017 NEO Compensation Actions

The Compensation Committee took the following actions with respect to NEO compensation for 2017:

Base Salaries

For 2017, NEO salary rates were as follows:

Executive	2017 Salary
Mr. McCunn	C$550,000
Ms. Rustad	C$350,000
Mr. Gregg	C$250,000
Mr. Hosford	C$320,000
Mr. Bonilla	C$240,000
Mr. Harcus	C$150,000

The Compensation Committee reviewed senior executive base salaries in February 2017, including for Mr. Bonilla and Mr. Harcus, who were employed by the Company at that time. Mr. Bonilla did not receive a salary increase. Mr. Harcus received an increase to C$150,000 annually, effective April 15, 2017. The salary rates for Mr. McCunn, Ms. Rustad, Mr. Gregg, and Mr. Hosford, were established through negotiation when each of these executives was hired later in 2017.

Before he left the Company’s employ, Mr. Backens’ salary rate was C$250,000.

2017 Short-Term Incentive Plan Payouts

In early 2018, the Compensation Committee considered the NEOs’ performance against the Corporate Objectives and Personal Targets set forth in the STIP for 2017, and recommended the STIP payouts to the Alio Board, which approved the payouts, as follows:

Executive	Corporate Objective Weighting (% of Salary) (A)	Corporate Objective Performance Factor (% of Maximum) (B)	Personal Target Weighting (% of Salary) (C)	Personal Target Performance Factor (% of Maximum) (D)	Total STIP Payout Factor (% of Salary) (A x B) + (C x D)	STIP Award (Pro-Rated for Hire Date)
Mr. McCunn	50%	78%	50%	92%	85%	C$427,543
Ms. Rustad	15%	79%	35%	86%	42%	C$92,932
Mr. Gregg	15%	79%	35%	100%	47%	C$97,982
Mr. Hosford	15%	90%	15%	100%	29%	C$45,975
Mr. Bonilla	15%	79%	15%	85%	25%	C$58,799
Mr. Harcus	15%	79%	15%	100%	27%	C$40,124

The Corporate Objective Performance Factor for Mr. Hosford was based solely on the objectives for the Ana Paula Project. The payouts for Mr. McCunn, Ms. Rustad, and Mr. Hosford were pro-rated based on their various hire dates.

The dollar values of these payouts are included in the Summary Compensation Table that follows.

Long-Term Incentive Awards

The Compensation Committee made awards of equity-based compensation to the NEOs (except for Mr. Backens, who was no longer employed by the Company) in 2017, as follows:

Executive	New Hire Stock Options	Regular Cycle Stock Options (Sept. 2017)	Regular Cycle PSUs (Sept. 2017)	Regular Cycle RSUs (Sept. 2017)
Greg McCunn	120,000	55,200	51,700	51,700
Colette Rustad	80,000	3,600	24,700	24,700
Jason Gregg	60,000	Nil	17,650	17,650
Paul Hosford	40,000	26,300	19,550	19,550
Miguel Bonilla	Nil	49,700	14,700	14,700
Ian Harcus	Nil	31,100	9,200	9,200

For Mr. McCunn, Ms. Rustad, Mr. Gregg, and Mr. Hosford, the regular cycle September 2017 stock option awards were offset by the one-time option awards each executive received earlier in 2017 in connection with their hiring.

The stock options will vest in three equal tranches, with the first vesting date falling on the one-year anniversary of the grant date, and will expire after five years. The PSUs will be earned and vest based on the design described earlier, following the three-year performance period ending on December 31, 2019. The RSUs will vest in full on the third anniversary of the grant date. Where necessary, the values in the above table are expressed post-Alio’s 10:1 share consolidation that occurred in May 2017.

The dollar values of these grants are summarized in the Summary Compensation Table that follows.

Executive Compensation Tables

Summary Compensation Table

The following table discloses a summary of compensation paid to the Company’s NEOs for the three most recently completed financial years.

Name and principal position	Year	Salary (C$)	Share- based awards (C$)(1)	Option- based awards( C$)(2)	Non-equity incentive plan compensation		Pension value	All other compen- sation (C$)	Total compen- sation (C$)
					Annual incentiv e plans (C$) (5)	Long- term incentiv e plans
Greg McCunn Chief Executive Officer	2017 2016 2015	504,167 N/A N/A	750,684 N/A N/A	514,091 N/A N/A	427,543 N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil N/A N/A	2,196,485 N/A N/A
Colette Rustad Chief Financial Officer	2017 2016 2015	220,096 N/A N/A	358,644 N/A N/A	258,318 N/A N/A	92,932 N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil N/A N/A	929,990 N/A N/A
Jason Gregg Executive Vice President, Human Resources	2017 2016 2015	208,333 N/A N/A	256,278 N/A N/A	168,607 N/A N/A	97,982 N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil N/A N/A	731,200 N/A N/A
Paul Hosford Vice President, Project Development	2017 2016 2015	160,000 N/A N/A	283,866 N/A N/A	192,106 N/A N/A	45,975 N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil N/A N/A	681,947 N/A N/A
Miguel Bonilla Country Manager Mexico(5)	2017 2016 2015	237,000 264,137 233,997	213,444 N/A N/A	151,335 60,593 72,089	84,591 56,441 22,939	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	686,370 381,171 329,025
Mark Backens Interim Chief Executive Officer(6)	2017 2016 2015	20,833 250,000 59,866	100,016 N/A N/A	Nil 83,712 153,404	Nil 850,000 Nil	Nil Nil Nil	N/A N/A N/A	51,904(4) 27,274(4) 25,766(4)	172,753 1,210,986 239,036

Name and principal position	Year	Salary (C$)	Share- based awards (C$)(1)	Option- based awards( C$)(2)	Non-equity incentive plan compensation		Pension value	All other compen- sation (C$)	Total compen- sation (C$)
					Annual incentiv e plans (C$) (5)	Long- term incentiv e plans
Ian Harcus Controller (7)	2017 2016 2015	141,250 111,667 66,331	133,584 N/A N/A	94,699 18,474 6,420	40,124 75,000 Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil	409,657 205,141 72,571

(1)	Share-based awards are determined based on the grant date fair value of restricted share units and performance share units.
(2)

During the year ended December 31, 2017, the grant date fair value of stock options granted to officers and directors was measured using the Black-Scholes option pricing model, incorporating the following assumptions: (a) risk-free interest rate 1.2%; (b) option life 4.5 years; (c) annual volatility 75.4%; and (d) dividend rate 0%.

(3)	Includes bonus amounts paid to the NEOs subsequent to the year ended December 31, 2017 in connection with performance during the year ended December 31, 2017.
(4)	Represents Mr. Backens directors’ fee.
(5)	In 2017, the compensation of Mr. Bonilla was paid in C$ and Mexican Peso. Mexican Peso denominated payments have been translated to C$ using the Bank of Canada average rate for fiscal 2017.
(6)	Mr. Backens was the interim CEO of the Company from October 6, 2015 to February 1, 2017.
(7)	Mr. Harcus performed the duties of Chief Financial Officer during the period June 1, 2016 to May 14, 2017.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all share-based and option-based awards outstanding for each NEO at December 31, 2017.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the- money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (C$)(1)	Market or payout value of vested share- based awards not paid out or distributed (C$)
Greg McCunn Chief Executive Officer	120,000 55,200	4.40 5.32	22/01/16 22/09/13	26,400 Nil	103,400	477,708	Nil

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the- money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (C$)(1)	Market or payout value of vested share- based awards not paid out or distributed (C$)
Colette Rustad Chief Financial Officer	80,000 3,600	5.60 5.32	22/04/18 22/09/13	Nil Nil	49,400	228,228	Nil
Jason Gregg Executive Vice President, Human Resources	60,000	4.70	22/03/13	Nil	35,300	163,086	Nil
Paul Hosford Vice President, Project Development	40,000 26,300	5.10 5.32	22/03/28 22/09/13	Nil Nil	39,100	180,642	Nil
Miguel Bonilla Country Manager Mexico	20,000 15,000 20,000 15,000 49,700	12.50 10.30 7.50 3.30 5.32	18/12/31 19/12/31 20/05/07 21/05/30 22/09/13	Nil Nil Nil 19,800 Nil	29,400	135,828	Nil
Mark Backens Interim Chief Executive Officer	20,000 15,000 80,000 31,500 20,000	7.60 2.90 2.50 9.60 3.30	20/05/26 20/11/05 20/11/05 21/05/20 21/05/30	Nil 25,800 169,600 Nil 26,400	18,800	86,856	Nil
Ian Harcus Controller	7,500 10,000 31,100	2.90 3.30 5.32	20/11/05 21/05/30 22/09/13	12,900 13,200 Nil	18,400	85,008	Nil

(1)	Value determined using the December 31, 2017 Alio Share price of C$4.62.

Value Vested or Earned During the Year

Name	Option-based awards – Value vested during the year	Share-based awards – Value vested during the year	Non-equity incentive plan compensation – Value earned during the year
Greg McCunn Chief Executive Officer	Nil	Nil	C$427,543
Colette Rustad Chief Financial Officer	Nil	Nil	C$92,932

Name	Option-based awards – Value vested during the year	Share-based awards – Value vested during the year	Non-equity incentive plan compensation – Value earned during the year
Jason Gregg Executive Vice President, Human Resources	Nil	Nil	C$97,982
Paul Hosford Vice President, Project Development	Nil	Nil	C$45,975
Miguel Bonilla Country Manager Mexico	C$12,413	Nil	C$84,591
Mark Backens Interim Chief Executive Officer	C$74,425	Nil	Nil
Ian Harcus Controller	C$12,213	Nil	C$40,124

Pension Plan Benefits

The Company does not provide a pension plan for directors or executives.

Termination and Change in Control Benefits

Greg McCunn – Chief Executive Officer
The Company entered into an employment agreement with Greg McCunn dated January 16, 2017, pursuant to which Mr. McCunn agreed to act as CEO of the Company and to perform such duties as are regularly and customarily performed by the CEO of a public company, including, without limitation, the role of the CEO pursuant to the position description adopted by the Alio Board.

Pursuant to the terms of the agreement, Mr. McCunn is paid a salary of C$45,833 per month for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and equity grants at the discretion of the Alio Board, and participation in the Company’s employee health and insurance benefit plans provided by the Company to its senior officers, as applicable. The Company is required to reimburse Mr. McCunn for reasonable expenses incurred by Mr. McCunn for travel and other expenses actually and properly incurred by Mr. McCunn in connection with providing the services under the agreement.

The term of Mr. McCunn’s engagement commenced on February 1, 2017 and is indefinite. The Company may terminate the employment agreement immediately for just cause. The Company may also terminate the employment agreement at any time for other than just cause and will pay Mr. McCunn severance equal to 12 months salary for termination for other than just cause. Mr. McCunn may terminate the employment agreement for “Good Reason” as that term is defined in the employment agreement. If the Company fails to cure the event constituting Good Reason within 60 days of notification by Mr. McCunn, the Company will pay Mr. McCunn severance equal to 12 months salary.

If a Change of Control Event occurs and Mr. McCunn’s employment is terminated for other than just cause during the 13 month period beginning one month before the date the Change of Control Event occurs and ending one year later on the first anniversary of the Change of Control Event (the “Change of Control Period”) or Mr. McCunn terminates his employment for Good Reason during the Change of Control Period, the Company will pay Mr. McCunn severance equal to 24 months salary.

“Change of Control Event” has the meaning set forth in the employment agreement, and includes: i) a merger, amalgamation, arrangement or consolidation or any other corporate reorganization or other business combination if more than 50% of the combined voting power of the continuing or surviving entity’s securities are owned by persons who were not shareholders prior to such business combination; ii) the exercise of voting power of all or any shares of the Company so as to result in the election of a majority of directors of the Company who were not incumbent directors; iii) a tender offer, takeover bid or other offer which results in the ownership by the offeror(s) of more than 50% of the shares of the Company; or iv) the sale, transfer or disposition by the Company of all or substantially all of its assets.

Assuming a Change of Control Event had occurred on December 31, 2017, estimated payments under this agreement would be C$1,100,000. The applicable change of control provisions for Mr. McCunn are “double-trigger” because they require a Change of Control Event and the termination or resignation for Good Reason of Mr. McCunn.

Colette Rustad – EVP and Chief Financial Officer
The Company entered into an employment agreement with Colette Rustad dated May 15, 2017, pursuant to which Ms. Rustad agreed to act as Executive Vice President and CFO of the Company and to perform such duties as are regularly and customarily performed by the CFO of a public company.

Pursuant to the terms of the agreement, Ms. Rustad is paid a salary of C$350,000 annually for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and equity or other long-term incentive grants at the discretion of the Alio Board, and participation in the Company’s employee health and insurance benefit plans provided by the Company to its senior officers, as applicable. The Company is required to reimburse Ms. Rustad for reasonable expenses incurred by Ms. Rustad for travel and other expenses actually and properly incurred by Ms. Rustad in connection with providing the services under the agreement.

The term of Ms. Rustad’s engagement commenced on May 15, 2017 and is indefinite. The Company may terminate the employment agreement immediately for just cause. The Company may also terminate the employment agreement at any time for other than just cause and will pay Ms. Rustad severance equal to 12 months salary for termination for other than just cause. Ms. Rustad may terminate the employment agreement for “Good Reason” as that term is defined in the employment agreement. If the Company fails to cure the event constituting Good Reason within 60 days of notification by Ms. Rustad, the Company will pay Ms. Rustad severance equal to 12 months salary.

If a Change of Control Event occurs and Ms. Rustad’s employment is terminated for other than just cause during the Change of Control Period or Ms. Rustad terminates her employment for Good Reason during the Change of Control Period, the Company will pay Ms. Rustad severance equal to 24 months salary.

“Change of Control Event” has the meaning set forth in the employment agreement, and includes: i) a merger, amalgamation, arrangement or consolidation or any other corporate reorganization or other business combination if more than 50% of the combined voting power of the continuing or surviving entity’s securities are owned by persons who were not shareholders prior to such business combination; ii) the exercise of voting power of all or any shares of the Company so as to result in the election of a majority of directors of the Company who were not incumbent directors; iii) a tender offer, takeover bid or other offer which results in the ownership by the offeror(s) of more than 50% of the shares of the Company; or iv) the sale, transfer or disposition by the Company of all or substantially all of its assets.

Assuming a Change of Control Event had occurred on December 31, 2017, estimated payments under this agreement would be C$700,000. The applicable change of control provisions for Ms. Rustad are “double-trigger” because they require a Change of Control Event and the termination or resignation for Good Reason of Ms. Rustad.

Jason Gregg – EVP, Human Resources
The Company entered into an employment agreement with Jason Gregg dated March 1, 2017, pursuant to which Mr. Gregg agreed to act as Executive Vice President, Human Resources.

Pursuant to the terms of the agreement, Mr. Gregg is paid a salary of C$250,000 annually for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and equity or other long-term incentive grants at the discretion of the Alio Board, and participation in the Company’s employee health and insurance benefit plans provided by the Company to its senior officers, as applicable. The Company is required to reimburse Mr. Gregg for reasonable expenses incurred by Mr. Gregg for travel and other expenses actually and properly incurred by Mr. Gregg in connection with providing the services under the agreement.

The term of Mr. Gregg’s engagement commenced on March 1, 2017 and is indefinite. The Company may terminate the employment agreement immediately for just cause. The Company may also terminate the employment agreement at any time for other than just cause and will pay Mr. Gregg severance equal to 12 months salary for termination for other than just cause. Mr. Gregg may terminate the employment agreement for “Good Reason” as that term is defined in the employment agreement. If the Company fails to cure the event constituting Good Reason within 60 days of notification by Mr. Gregg, the Company will pay Mr. Gregg severance equal to 12 months salary.

If a Change of Control Event occurs and Mr. Gregg’s employment is terminated for other than just cause during the Change of Control Period or Mr. Gregg terminates his employment for Good Reason during the Change of Control Period, the Company will pay Mr. Gregg severance equal to 24 months salary.

“Change of Control Event” has the meaning set forth in the employment agreement, and includes: i) a merger, amalgamation, arrangement or consolidation or any other corporate reorganization or other business combination if more than 50% of the combined voting power of the continuing or surviving entity’s securities are owned by persons who were not shareholders prior to such business combination; ii) the exercise of voting power of all or any shares of the Company so as to result in the election of a majority of directors of the Company who were not incumbent directors; iii) a tender offer, takeover bid or other offer which results in the ownership by the offeror(s) of more than 50% of the shares of the Company; or iv) the sale, transfer or disposition by the Company of all or substantially all of its assets.

Assuming a Change of Control Event had occurred on December 31, 2017, estimated payments under this agreement would be C$500,000. The applicable change of control provisions for Mr. Gregg are “double-trigger” because they require a Change of Control Event and the termination or resignation for Good Reason of Mr. Gregg.

Paul Hosford – VP, Project Development
The Company entered into an employment agreement with Paul Hosford dated July 1, 2017, pursuant to which Mr. Hosford agreed to act as Executive Vice President, Project Development.

Pursuant to the terms of the agreement, Mr. Hosford is paid a salary of C$320,000 annually for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and equity or other long-term incentive grants at the discretion of the Alio Board, and participation in the Company’s employee health and insurance benefit plans provided by the Company to its senior officers, as applicable. The Company is required to reimburse Mr. Hosford for reasonable expenses incurred by Mr. Hosford for travel and other expenses actually and properly incurred by Mr. Hosford in connection with providing the services under the agreement.

The term of Mr. Hosford’s engagement commenced on July 1, 2017 and is indefinite. The Company may terminate the employment agreement immediately for just cause. The Company may also terminate the employment agreement at any time for other than just cause and will pay Mr. Hosford severance equal to 12 months salary for termination for other than just cause. Mr. Hosford may terminate the employment agreement for “Good Reason” as that term is defined in the employment agreement. If the Company fails to cure the event constituting Good Reason within 60 days of notification by Mr. Hosford, the Company will pay Mr. Hosford severance equal to 12 months salary.

If a Change of Control Event occurs and Mr. Hosford’s employment is terminated for other than just cause during the Change of Control Period or Mr. Hosford terminates his employment for Good Reason during the Change of Control Period, the Company will pay Mr. Hosford severance equal to 12 months salary.

“Change of Control Event” has the meaning set forth in the employment agreement, and includes: i) a merger, amalgamation, arrangement or consolidation or any other corporate reorganization or other business combination if more than 50% of the combined voting power of the continuing or surviving entity’s securities are owned by persons who were not shareholders prior to such business combination; ii) the exercise of voting power of all or any shares of the Company so as to result in the election of a majority of directors of the Company who were not incumbent directors; iii) a tender offer, takeover bid or other offer which results in the ownership by the offeror(s) of more than 50% of the shares of the Company; or iv) the sale, transfer or disposition by the Company of all or substantially all of its assets.

Assuming a Change of Control Event had occurred on December 31, 2017, estimated payments under this agreement would be C$320,000. The applicable change of control provisions for Mr. Hosford are “double-trigger” because they require a Change of Control Event and the termination or resignation for Good Reason of Mr. Hosford.

Miguel Bonilla – Country Manager, Mexico
The Company entered into an updated employment agreement with Miguel Bonilla (“Mr. Bonilla”) dated January 1, 2014.

Pursuant to the terms of the agreement, Mr. Bonilla is paid a salary of C$240,000 annually for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and equity or other long-term incentive grants at the discretion of the Alio Board and participation in the Company’s employee health and insurance benefit plans provided by the Company to its senior officers, as applicable. The Company is required to reimburse Mr. Bonilla for reasonable expenses incurred by Mr. Bonilla for travel and other expenses actually and properly incurred by Mr. Bonilla in connection with providing the services under the agreement.

The term of Mr. Bonilla’s engagement is indefinite. If Mr. Bonilla’s engagement is terminated by the Company without cause or by Mr. Bonilla for “good reason” as that term is defined in the agreement, he is entitled to receive two times his base salary plus an amount equal to 50% of his annual base salary.

If Mr. Bonilla’s engagement is terminated by the Company without cause or for good reason by Mr. Bonilla, during the 13 month period beginning one month prior to the date a Change of Control Event occurs, he is entitled to receive a termination payment equal to two times his base salary plus an amount equal to 50% of his base salary.

“Change of Control Event” includes: (i) an acquisition, directly or indirectly, of voting shares of the Company by any person or group of persons acting in concert (other than an approved holder) such that such person or group of persons are able for the first time to affect materially the control of the company, (ii) a merger, amalgamation, or consolidation of the Company with or into another entity resulting in 50% of the combined voting power of the continuing entity’s securities being owned by persons who were not shareholders of the Company immediately prior to such merger, amalgamation, arrangement or consolidation, (iii) the exercise of the voting power of all or any shares of the Company so as to cause or result in the election of a majority of directors of the Company who were not directors of the Company prior to such election, (iv) a tender offer, an exchange offer, a take-over bid or any other offer or bid by an entity, person or group (other than the Company, a subsidiary or an approved holder) which results in the ownership by such entity person or group acting in concert of more than 50% of the issued and outstanding voting shares of the Company, or (v) the sale, transfer or disposition by the Company of all or substantially all of the assets of the Company.

Assuming a Change of Control Event had occurred on December 31, 2017, estimated payments under this agreement would be C$600,000.

Ian Harcus – Controller
The Company entered into an employment agreement with Ian Harcus (“Mr. Harcus”) dated May 4, 2015.

If Mr. Harcus’s engagement is terminated by the Company without cause or for good reason by Mr. Harcus, during the 13 month period beginning one month prior to the date a Change of Control Event occurs, he is entitled to receive a termination payment equal to 50% of his base salary.

“Change of Control Event” includes: (i) an acquisition, directly or indirectly, of voting shares of the Company by any person or group of persons acting in concert (other than an approved holder) such that such person or group of persons are able for the first time to affect materially the control of the company, (ii) a merger, amalgamation, or consolidation of the Company with or into another entity resulting in 50% of the combined voting power of the continuing entity’s securities being owned by persons who were not shareholders of the Company immediately prior to such merger, amalgamation, arrangement or consolidation, (iii) the exercise of the voting power of all or any shares of the Company so as to cause or result in the election of a majority of directors of the Company who were not directors of the Company prior to such election, (iv) a tender offer, an exchange offer, a take-over bid or any other offer or bid by an entity, person or group (other than the Company, a subsidiary or an approved holder) which results in the ownership by such entity person or group acting in concert of more than 50% of the issued and outstanding voting shares of the Company, or (v) the sale, transfer or disposition by the Company of all or substantially all of the assets of the Company.

Assuming a Change of Control Event had occurred on December 31, 2017, estimated payments under this agreement would be C$75,000.

Except as disclosed above, neither the Company nor its subsidiaries are parties to any contracts, nor have entered into any plans or arrangements which require compensation to be paid to any of the NEOs in the event of: (a) termination, resignation, retirement from or of employment with the Company or one of its subsidiaries; (b) a change of control of the Company or one of its subsidiaries; or (c) a change in the NEO’s responsibilities.

Securities Authorized for Issuance Under Equity Compensation Plans

The only shareholder-approved equity compensation plan the Company has in place is the Alio Stock Option Plan, which was previously approved by the shareholders on May 24, 2016. The following table sets forth details of options outstanding under the Alio Stock Option Plan as at December 31, 2017:

	Number of securities to be issued upon exercise of outstanding	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	2,134,850	C$8.29	2,333,020

	Number of securities to be issued upon exercise of outstanding	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities
Plan Category	(a)	(b)	(c)
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	2,134,850	C$8.29	2,333,020

(1)

The Alio Stock Option Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments). As the number of issued and outstanding Common Shares of the Company increases, the number of shares available under the Alio Stock Option Plan automatically increases proportionately. If a stock option is exercised, expires or otherwise terminates for any reason, the number of common shares reserved for issuance under that exercised, expired or terminated stock option shall again be available for the purposes of the Alio Stock Option Plan. As of December 31, 2017, there were 44,678,701 common shares issued and outstanding.

As at the date of this Circular, a total of 3,019,493 common shares are issuable upon exercise of the outstanding 3,019,493 options under the Alio Stock Option Plan, (including options assumed by the Company in connection with the plan of arrangement with Newstrike Capital Inc.) representing 6.8% of the issued and outstanding share capital of the Company. As at the date of this Circular, a total of 1,448,377 Options are available for grant under the Alio Stock Option Plan representing 3.2% of the issued and outstanding securities of the Company.

Particulars of the Option Plan
The following is a summary of the principal terms of the Alio Stock Option Plan:

The purpose of the Alio Stock Option Plan is to provide incentives to attract, retain and motivate the Company’s directors, officers, employees, and other eligible persons whose contributions are important to the future success of the Company. Under the Alio Stock Option Plan, options may be granted to: (i) full-time employees or part- time employees of the Company or any of its subsidiaries working not less than 20 hours per week; (ii) consultants of the Company or any of its subsidiaries; (iii) an individual employed by an entity providing management services to the Company or (iv) a director of the Company or any of its subsidiaries.

The total number of common shares which may be reserved and available for issuance under the Alio Stock Option Plan, together with any securities of the Company under any other security-based compensation arrangements, may not exceed 10% of the issued and outstanding common shares of the Company from time to time. The exercise price of options granted pursuant to the Alio Stock Option Plan is determined by the Compensation Committee at the time of grant and may not be less than the Market Price (defined in the Alio Stock Option Plan to be the closing price of the common shares on the TSX for the last market trading day prior to the date of grant of the option if the Commons Shares are listed on the TSX) of the common shares, provided, however, that in the case of an incentive stock option granted to a U.S. participant who directly or indirectly controls over 10% of the voting rights attached to the Company’s common shares, the exercise price shall be no less than 110% of the Market Price on the date of grant.

The number of common shares which may be issued under the Alio Stock Option Plan to any one person in any 12 month period may not exceed 5% of the common shares issued and outstanding on a non-diluted basis from time to time. In no case will the aggregate number of common shares that may be purchased pursuant to options granted to employees and consultants conducting investor relations activities (as defined in the Alio Stock Option Plan) exceed 2% of the Company’s issued and outstanding common shares in any 12 month period. The number of common shares issued to Insiders (as defined in the Alio Stock Option Plan) in any 12 month period and issuable at any time under the Alio Stock Option Plan, together with any securities of the Company under any other security-based compensation arrangements, must equal less than 10% of the issued and outstanding common shares. The Alio Stock Option Plan provides that, subject to certain exceptions, options granted to U.S. participants will be non-qualified stock options within the meaning of applicable U.S. legislation and will be entitled to preferential tax treatment. However, the Compensation Committee, in its discretion, at the time of the grant of options may designate an option as an incentive stock option.

Alio’s annual burn rate, as described in Section 613(d) of the TSX Company Manual, under Alio’s Stock Option Plan was 0.80% in fiscal 2016 and 2.02% in fiscal 2017. The burn rate is calculated by dividing the number of options granted under the Alio Stock Option Plan during the relevant fiscal year by the weighted average number1 of securities outstanding for the applicable fiscal year.

Pursuant to the terms of the Alio Stock Option Plan, options may be granted for a term not exceeding five years. Options are non-assignable and non-transferable, otherwise than by will or by the operation of law as stated in the Alio Stock Option Plan. The Compensation Committee has complete discretion to establish or modify vesting provisions for each option granted, provided, however, that all options must vest in stages over a period of at least 18 months.

In the circumstance where the end of the term of an option falls within, or within ten business days after the end of, a “black out” or similar period imposed under any insider trading policy or similar policy of the Company (but not, for greater certainty, a restrictive period resulting from the Company or its Insiders being the subject of a cease trade order of a securities regulatory authority), then the end of the term of such option shall be the tenth business day after the end of such black out period, provided that such extension shall not apply to any U.S. participant under the Alio Stock Option Plan if it would cause adverse tax consequences under applicable U.S. legislation.

Under the terms of the Alio Stock Option Plan, upon termination of the participant, options are only exercisable to the extent that such options would have been vested. Where a participant is terminated for any reason other than death or disability, options may be exercised no later than 30 days after the termination date, and in the case of termination by reason of death or disability, no later than 12 months following the date of death or disability, by the legal representative(s) of the estate of the participant. The Company does not have a formal policy for providing financial assistance to participants to facilitate the purchase of securities under the Alio Stock Option Plan.

The Alio Board may terminate or amend the Alio Stock Option Plan at any time without shareholder approval to: (a) make formal minor or technical modifications; (b) to correct any defect, supply any omission, or reconcile any inconsistency; (c) to change the vesting provisions of an option or the; (d) to change the termination provisions of the option or the Alio Stock Option Plan which does not entail an extension beyond the original expiry date;

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1 The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period; a reasonable approximation of the weighted average is adequate in many circumstances. The weighted average number of securities outstanding is to be calculated in accordance with the CPA Canada Handbook, as such may be amended or superseded from time to time.

(e) to add or modify a cashless exercise feature; (f) to add or change provisions relating to any form of financial assistance provided by the Company; and (g) to make any other change to any provision of the Alio Stock Option Plan, in accordance with applicable Securities Laws, provided however, that no amendment may be made without the consent of an adversely affected participant and shareholder approval must be obtained in accordance with the requirements of the Alio Stock Option Plan to: (i) issue to any one holder of options, within a 12 month period, such number of common shares exceeding 5% of the Company’s issued and outstanding common shares; (ii) increase the number of common shares issuable under options granted pursuant to the Alio Stock Option Plan; (iii) change the persons who qualify as eligible persons under the Alio Stock Option Plan; (iv) reduce the exercise price of an option; (v) cancel and re-issue an option; (vi) extend the term of an option to an Insider or extend the expiry date beyond the original expiry date; (vii) make options transferable or assignable other than by will or operation of law; (viii) increase the level of Insider participation under the Alio Stock Option Plan; or (ix) a change to amendment provisions of the Alio Stock Option Plan.

A cashless exercise is permitted under the Alio Stock Option Plan at the election of a participant in which case the Company will issue to the participant a number of common shares computed using the following formula:

X = Y(A-B)

A

Where:

X = The number of common shares to be issued to the participant
Y = The number of vested unissued option shares (at the date of exercise)
A = The market Price of one common share (at the date of exercise)
B = the exercise price.

A summary of the stock options awarded to NEOs for the year ended December 31, 2017 is set out above under “Summary Compensation Table”.

The Alio Stock Option Plan is intended to provide the Company with the ability to issue options to provide the employees, officers, directors and service providers of the Company and its affiliates with long-term equity based performance incentives, which are a key component of the Company’s compensation strategy. The Board has delegated responsibility for the Alio Stock Option Plan to the Compensation Committee. The Company believes it is important to align the interests of management and employees with shareholder interests and to link performance compensation to enhancement of shareholder value. This is accomplished through the use of options whose value over time is dependent on market value of the common shares.

Particulars of the Performance and Restricted Share Unit (PRSU) Plan
The following is a summary of the principal terms of the PRSU Plan:

The Company adopted the PRSU Plan on September 12, 2017 pursuant to which the Board may, from time to time, determine those eligible employees and officers of the Company who will receive grant of RSUs and/or PSUs (PSUs, together with RSUs, are collectively referred to as Share Units). Share Units are are notional shares that have the same value as Alio Shares. No common shares are issuable pursuant to the PRSU Plan.

The purposes of the PRSU Plan are to: (i) ensure that interests of key persons are aligned with the success of the Corporation; (ii) provide compensation opportunities to attract, retain and motivate key employees of the Corporation and its subsidiaries; (iii) create an ownership mentality among key employees; and (iv) mitigate excessive risk taking by Corporation employees.

Subject to the Compensation Committee reporting to the Board on all matters relating to the PRSU Plan and obtaining approval of the Board for those matters required by the Committee’s mandate, the Plan is administered by the Compensation Committee which has the sole and absolute discretion to: (i) grant Share Units to eligible employees; (ii) interpret and administer the PRSU Plan; (iii) establish, amend and rescind any rules and regulations relating to the Plan; (iv) establish conditions to the vesting of Share Units; (v) set, waive and amend performance targets; (vi) determine the manner of settlement of vested Share Units; and (vii) make any other determinations that the Compensation Committee deems necessary or desirable for the administration of the Plan. The Compensation Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan, in the manner and to the extent the Compensation Committee deems, in its sole and absolute discretion, necessary or desirable.

Each Share Unit granted to a Participant under the PRSU Plan will be credited to the Participant’s share unit account. From time to time, a Participant’s share unit account will be credited with dividend share units in the form of additional Share Units, in respect of outstanding PSUs or RSUs, as applicable, on each dividend payment date in respect of which normal cash dividends are paid on common shares. Dividend Share Units are not paid out until the underlying vested RSU or PSU, as applicable, is paid out.

Each Share Unit will vest on the date or dates designated in the applicable grant agreement or such earlier date as is provided for in the PRSU Plan or is determined by the Compensation Committee, conditional on the satisfaction of any additional vesting conditions established by the Compensation Committee. The number of PSUs that vest on a vesting date will be the number of PSUs (and dividend PSUs) scheduled to vest on such vesting date multiplied by the applicable adjustment factor set out and defined in the relevant grant agreement. The adjustment factor will be determined based on the Company’s performance, as described in the applicable grant agreement.

Vested Share Units are redeemed on a date selected by the Company within a specified period of each award’s vesting date. The redemption date may not be later than December 31 of the third year following the year in respect of which the Share Unit is awarded.

The Board may amend, suspend or terminate the PRSU Plan, or any portion thereof, at any time, in accordance with applicable legislation, and subject to any required regulatory or shareholder approval. No amendment, suspension or termination may materially adversely affect any Share Units, or any rights pursuant thereto, granted previously to any participant without the consent of that participant.

The Board may amend or modify any outstanding Share Unit in any manner to the extent that the Board would have had the authority to initially grant the award as so modified or amended, provided that, where such amendment or modification is adverse to the holder, the consent of the holder is required to effect such amendment or modification.

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